UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Cosan S.A.

2023 Management Report

Cosan S.A. (“Cosan” or “Company”) submits for consideration of its shareholders the Management Report concerning the activities performed in fiscal year 2023. The result is presented in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS). Except where otherwise stated, all comparisons in this report are of 2023 with 2022.

The Company also provides a detailed version of its Financial Statements and earnings release on its website: www.cosan.com.br/en.

1.   Message from the CEO

We ended 2023 with a significant growth of EBITDA under management and net income, supported by the performance of the businesses, reinforcing the quality of our assets and resilience of our portfolio. Investments were in line with the plans for the year, allocated to the structural projects of the portfolio, as well as the efficient maintenance of our operations.

Rumo’s result was boosted by the increase in transportation capacity and higher consolidated average tariff, reaching record volumes and demonstrating the growing competitiveness of the rail modal. The Lucas do Rio Verde project – extension of the railway network in Mato Grosso, one of the main regions of Brazil in grain production – will enable a major expansion in Rumo’s addressable market.

At Compass, the record number of new connections, consolidation of Commit’s natural gas distribution companies, as well as the start of operations under the Edge brand, with the sale of the first LNG shipments, offset the decline in the volume of natural gas distributed, affected by the lower industrial production and higher temperatures. Furthermore, in 2023 the company created a JV among Compass and Orizon to invest in a biomethane purification plant in Paulínia (São Paulo) and executed a long-term biomethane supply agreement between Compass and São Martinho.

Moove had its best year ever, driven by the higher sales and healthy margins, reflecting Moove’s leading position in the market of synthetic lubricants and ongoing improvement of its business model. Its strong international footprint is also a highlight, with significant results achieved in 2023 with the successful integration of Petrochoice.

At Radar, the value of agricultural properties portfolio we invested reflects the high-quality portfolio and the strong commodity cycle.

Raízen achieved an important recovery of the agricultural productivity of its sugarcane fields, setting a record for crushing in the crop year. The better sugar prices and strong fuel distribution margins drove the company’s EBITDA, offsetting the effects of the challenging scenario for ethanol. In addition, I highlight the progress in our renewable’s agenda, with the launch of the 2nd Second-Generation Ethanol (2GE) plant in Bonfim, with twice the production capacity of the 1st plant.

We kicked off an intense debt management process at Cosan, with successful funding transactions in the domestic and international markets. This process has lengthened our debt amortization schedule to better support the current cycle of major investments of our portfolio, ensuring competitive costs. In 2023 and early 2024, we consolidated our exposure to Vale, increasing our direct stake because of the unwind of the collar financing structure. This movement aims to capture Vale’s dividends in full while adequate our capital structure. We ended the year with leverage within adequate levels and, as of this quarter, we will report the interest coverage ratio, a metric that complements the perspective for liquidity of Cosan Corporate.

Finally on capital allocation, we remain attentive to opportunities to repurchase shares of Cosan itself, executing Total Return Swaps worth approximately R$300 million during the year. Finally, we distributed R$800 million to our shareholders as dividends.

Nelson Gomes

CEO of Cosan

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2. Annual Results

Cosan Consolidated

The following table shows the consolidated accounting result of 2023 for Cosan and its business units. Except for Raízen (company co-controlled by Cosan), all other information reflects the consolidation of 100% of subsidiaries’ results, irrespective of Cosan’s interest. For more information, see Note 9 “Investments in Subsidiaries and Associated Companies” to the individual and consolidated Financial Statements of December 31, 2023 (“Financial Statements”).

Note that Cosan (corporate segment) represents the reconciliation of the corporate structure of Cosan, offshore financial companies and other expenses, as detailed in Note 1 to the Financial Statements. The following table reflects the complete information provided in the Financial Statements of the Company.

Income Statement for the Period	2023	2022	Change
BRL mln	(Jan-Dec)	(Jan-Dec)	2023 x 2022
Net revenue	39,469	39,323	0%
Cost of goods and services sold	(28,550)	(30,557)	(7%)
Gross profit	10,919	8,766	25%
Selling, general & administrative expenses	(3,879)	(3,034)	28%
Other net operating income (expenses)	3,924	1,752	n/a
Financial results	(7,897)	(5,158)	53%
Equity pick-up	2,046	327	n/a
Expenses with income and social contribution taxes	(274)	118	n/a
Discontinued operation	45	50	(9%)
Non-controlling interest	(3,790)	(1,645)	n/a
Profit (loss) attributable to owners of the Company	1,094	1,176	(7%)

Information by segment:

Results by Business Unit	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
BRL mln
Net revenue	221,693	17,767	10,079	10,938	743	3	(221,693)	(61)	39,469
Cost of goods and services sold	(202,927)	(14,256)	(7,360)	(6,838)	(153)	(4)	202,927	61	(28,550)
Gross profit	18,767	3,511	2,719	4,099	590	(1)	(18,767)	-	10,919
Selling, general & administrative expenses	(8,589)	(952)	(1,791)	(601)	(74)	(461)	8,589	-	(3,879)
Other net operating income (expenses)	1,968	607	-	(101)	2,254	1,164	(1,968)	-	3,924
Financial results	(5,963)	(731)	(319)	(2,555)	31	(4,322)	5,963	-	(7,897)
Equity pick-up	(220)	179	-	77	20	4,342	220	(2,571)	2,046
Expenses with income and social contribution taxes	(1,937)	(859)	(332)	(197)	(148)	1,262	1,937	-	(274)
Discontinued operation	-	45	-	-	-	16	-	(16)	45
Non-controlling interest	(163)	(390)	(83)	(503)	(1,904)	(910)	163	-	(3,790)
Profit (loss) attributable to owners of the Company	3,864	1,411	194	219	768	1,090	(3,864)	(2,587)	1,094

(1) Although Raízen S.A. is a joint venture whose results are registered under the equity pickup method and not consolidated proportionally, the Management continues to analyze information by segment. The reconciliation of these segments is presented in the “Deconsolidation of shared-control company” column.

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Below are the material changes to the statements of income:

Net Revenue

Cosan’s consolidated net revenue was R$39.5 billion in 2023, practically stable in relation to 2022. Below are the main variations in revenues by segment:

At Rumo, net revenue was R$10.9 billion in 2023 (+11%). Revenue increased for all operations of the company: North Operation, South Operation and Container Operation.

Compass’ net revenue was R$17.8 billion in 2023 (-10%), partly due to the lower distributed volume, reflecting the slowdown in industrial activity in the year, affected by the lower volumes consumed by the ceramics, glass and steel industries, as well as reduction in residential consumption due to high temperatures registered in 2023 vs. 2022.

At Moove, net revenue was R$10.1 billion in 2023 (+12%), thanks to the strong sales of lubricants and better mix of products sold. Note that 2023 was the first full year of operation of Tirreno and Petrochoice, after their acquisition.

At Radar, net revenue was R$743 million in 2023, compared to R$835 million in 2022.

Operating Cost

The cost of goods and services sold by Cosan’s subsidiaries totaled R$28.6 billion in the fiscal year ended December 31, 2023, (-7%). Such reduction is explained as follows:

At Compass, the cost of gas, transportation and others decreased from R$16.4 billion in 2022 to R$14.3 billion in 2023, driven by the cost of the molecule, composed by exchange rate and Brent oil price. The reduction is also explained by the lower sales volume. The construction cost of the gas distribution network increased from R$1.2 billion in 2022 to R$1.5 billion in 2023. Finally, costs decreased due to the discontinuation of all energy agreements, with effect of R$0.3 billion.

Gross Profit

With these results, Cosan delivered gross profit of R$11.0 billion in 2023 (+25%), mainly due to the segments of Rumo, reflecting an increase in operating revenue from transportation, and Moove, due to the higher sales volume and healthy margins.

Selling, General & Administrative Expenses and Other Revenues

Selling, general and administrative expenses and other revenues totaled R$45.9 million in 2023, an increase over 2022, due to: (i) dividends received from Vale S.A., in the amount of R$1.3 billion; (ii) realization of deferred revenue, with an effect of R$923 million on operational result; (iii) change in the fair value of properties for investment, creating an impact of R$2.3 billion.

Financial Result

In 2023, Cosan’s net financial result was an expense of R$7.9 billion, as against expense of R$5.2 billion in 2022. The increase reflects: (i) interest amounts, inflation adjustment and exchange variation of debts linked to the acquisition of Vale’s assets, in the amount of R$599 million; (ii) cost of bank transactions with derivatives, with a negative effect in the amount of R$555 million; (iii) result from derivatives and fair value of securities linked to the investment in Vale’s stock, in the amount of R$881 million; (iv) update of financial investment in listed entities, without any PIS and COFINS effects, which at December 31, 2023 totaled loss of R$3.3 billion.

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Equity Pick-up

At December 31, 2023, equity pick-up came to R$2.0 billion, compared to R$327 million in 2022. This variation is mainly due to: (i) On November 30, 2023, the Company obtained sufficient evidence of its capacity to exert significant influence on Vale. On December 01, 2023, the Company began to account for the investment in Vale under the equity pick-up method (see more details on Note 1.1 “Equity Interest in Vale S.A.” of the Financial Statements of December 31, 2023); and (ii) Raízen calculated and recognized, on December 31, 2023, PIS and COFINS credits amounting to R$3.7 billion in connection with Supplementary Law 192/22 and R$1.5 billion in connection with Supplementary Law 194/22, totaling R$5.2 billion, with an impact of R$1.6 billion of equity pick-up in the period, net of income and social contribution taxes.

Income and Social Contribution Taxes

Income and social contribution taxes in the fiscal year ended December 31, 2023 amounted to an expense of R$274 million vs. a revenue of R$118 million in the previous year. In December 2023, the effective tax rate was 5.37%. The main effects were due to: (i) dividends received from Vale (R$254 million); (ii) benefit from adhesion to the government’s Zero Litigation program (R$23 million); (iii) rate difference (R$805 million); (iv) provision for non-realization of the benefit related to Brazil’s federative pact (-R$307 million); and (v) increase of R$551 million compared to the same period of the previous year in equity pickup constituting the balance of R$673 million.

Net Income

Cosan ended 2023 with net income of R$1.1 billion, practically stable in relation to 2022, which represented a strong comparison base due to the significant appreciation of Vale’s shares in 4Q22.

3. Proposal for Retention of Earnings

In the fiscal year ended December 31, 2023, the Management proposed that net income be allocated as follows: R$274 million to the minimum mandatory dividends, complementary dividends in the amount of R$566 million and the remainder of R$254 million allocated to the profit reserve. Such allocation will be submitted for approval or alteration at the Shareholders Meeting of the Company.

4. Human Capital

In 2023, we took a significant step in enhancing our Entrepreneurial Culture. We evolved our agenda of Diversity, Equity & Inclusion, ensuring a safe workplace where all voices are heard and respected, intensifying our focus on caring for our people.

We made progress in increasing female participation in senior leadership positions. Our Board of Directors currently consists of two women and seven men, and of them identifies as LGBTQIAPN+. Therefore, in 2023, we received the Women on Board (WOB) seal, an initiative that recognizes and values women's participation in the organizational sphere.  We also saw an increase in female representation in our employee base, with 58% of women, 36% of whom hold senior management positions.

As part of our purpose, we seek to empower people and businesses to their fullest potential and, in this sense, our teams find various development opportunities and career alternatives within our ecosystem, enabling growth alongside our portfolio.

The safety and well-being of all individuals are priorities for Cosan. We pursue the goal of zero accidents daily in Cosan and in our investees, investing in training, technology and promoting best practices to ensure a safe workplace. Together, we offer our employees comprehensive health benefits, reflecting our commitment to caring for and supporting the physical and mental health of our team.

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5. Capital Market & Corporate Governance

Cosan is a publicly traded company and its shares have been traded on the B3 - Brasil, Bolsa, Balcão, under the ticker CSAN3, since 2005, in the Novo Mercado listing segment, which features companies that undertake to adhere to the best corporate governance practices.

Since March 2021, the Company has level II American Depositary Shares (ADS) listed on the New York Stock Exchange (NYSE), under the ticker CSAN, which represents compliance with an additional regulatory layer, evidencing the strength of the policies and practices adopted by Cosan and its businesses.

Cosan’s capital stock is divided into 1,874,070,932 registered, book-entry common shares without par value and with voting rights, in compliance with B3’s Novo Mercado segment. Rubens Ometto Silveira Mello is Cosan’s controlling shareholder.

In recent years, the Company has strengthened its corporate governance and now has a robust framework, through which strategies and action plans are extensively discussed by competent professionals and adequately disseminated to all levels of the team.

To support the Company's management, Committees that mostly report directly to the Board of Directors have been established. In addition, Cosan has a robust risk management structure to identify events that may negatively impact the sustainability of its business.

Governance Structure

6. Commitment to Sustainability

Our role in sustainability includes managing material ESG aspects for the Company and across the portfolio (Governance, Climate Change, Diversity, Social Impact, and Safety), as well as engaging investees in these areas. We incorporate climate risks into our risk matrix and decision-making analyses. As such, we advanced in our agenda of continuous monitoring and performance metrics together with our investees, in order to act with greater transparency in reporting information to our stakeholders and interested parties, which is reflected in the performance of the indices and ratings of which Cosan and its investees are components.

We also dedicated our efforts to disseminate the strategy, advance in the implementation of governance and management of the “ESG Vision 2030,” contributing to the value creation process and achievement of commitments across our portfolio. For the next cycles, we will maintain our commitment to leverage the sustainable development of society, central pillar of our business strategy.

For more information, refer to Note 3.3 “Accounting impacts related to environmental, social and governance (ESG) initiatives” to the Financial Statements for fiscal year ended December 31, 2023.

To learn more about Cosan’s sustainability practices, visit www.cosan.com.br/en/sustainability/.

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7. Relationship with Independent Auditor

The Company has a Policy on Engaging Independent Auditor and Non-Audit Services (“Policy”) to establish the rules related to engaging independent auditors and audit firms, including the guidelines and procedures to ensure the independence of independent auditors and third-party consultants providing audit and non-audit services to the Company, its subsidiaries, joint venture and associated companies. The policy is available at https://www.cosan.com.br/en/about-cosan/bylaw-policies-and-code-of-ethics/.

Per the Notice to the Market disclosed on December 22, 2023, Cosan’s independent auditor was changed. The audit firm Ernst & Young Auditores Independentes S.S (“EY”) was responsible for reviewing the Companys’s Interim Financial Statements for the periods ended March 31, 2023, June 30, 2023, and September 30, 2023, while BDO RCS Auditores Independentes (“BDO”) was in charge of auditing the Company’s Financial Statements ended on December 31, 2023.

We inform that EY was engaged to provided non-audit services, with the sum of EY’s fees representing 16% of its total fees for reviewing the Company’s Interim Financial Statements for the periods ended March 31, 2023, June 30, 2023, and September 30, 2023, which did not affect the principle of independence established in the Policy. Such services refer mainly to:

(i)	revision of tax compliance of Company subsidiaries; and
(ii)	works related to audit, such as revision of prospects, due diligence activities and other procedures previously agreed and approved by the Company’s Audit Committee.

Based on the aforementioned independence principle, EY has stated that all work conducted and concluded until November 30, 2023 (the date of the change of independent auditor) was not compromised in terms of independence and objectivity required for the services provided to the Company. Also, based on the aforementioned independence principle, BDO has stated that all work conducted from December 1, 2023, onwards and concluded until the present moment was not compromised in terms of independence and objectivity required for the services provided to the Company.

During the fiscal year ended December 31, 2023, the independent auditors provided no other non-audit services other than those mentioned above.

8. Acknowledgements

Cosan’s Management thanks its shareholders, clients, suppliers and financial institutions for their collaboration and trust, and especially its employees for their dedication and commitment. For a detailed analysis of Cosan’s 2023 results, please access our website: www.cosan.com.br/en/.www.cosan.com.br/en/.

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CONTENT

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9

(Convenience translation into English from the original previously issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the

Shareholders, Board Members and Management of

Cosan S.A.

São Paulo - SP

Qualified opinion on the individual and consolidated financial statements

We have audited the individual and consolidated financial statements of Cosan S.A. (“Company”), identified as parent company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2023, and the respective statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the corresponding notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, except for the possible effects of the matter described in the following section of this report “Basis for qualified opinion on the individual and consolidated financial statements”, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2023, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for qualified opinion on the individual and consolidated financial statements

Moove – unaudited relevant subsidiaries

As disclosed in Notes 4, 4.4 and 9.1 to the individual and consolidated financial statements, the Company has recorded investment in the subsidiary Moove Lubricants Holdings (“Moove”), which is reported as business segment, including legal entities located in the United States of America and in the United Kingdom, jointly material in the context of our audit. Until the date of conclusion of our work, the aforementioned legal entities did not have their audits concluded, neither by us or other independent auditors. Under this circumstance, we were unable to obtain appropriate and sufficient audit evidence on the accounting balances for those legal entities. Consequently, we were unable to determine whether or not there was need for adjustments and/or reclassifications that could impact those accounting balances related to these legal entities, as at December 31, 2023, in the items of the individual and consolidated statement of financial position, as well as in the individual and consolidated financial statements as a whole.

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements” section of our report. We are independent of the Company and its controlled companies in accordance with the relevant ethical principles established in the Code of Ethics for Professional Accountants and in the professional standards issued by the Brazilian Federal Council of Accounting (CFC), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon and, accordingly, we do not provide a separate opinion on them.

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In addition to the matters described on section “Basis for qualified opinion on the individual and consolidated financial statements”, we determined that these matters are the key audit matters to be communicated in our report.

Assessment on the recoverability of deferred Income and Social Contribution tax assets (“deferred taxes assets”)

As disclosed in Note 15 to the individual and consolidated financial statements, as at December 31, 2023, the Company and its subsidiaries have recorded the amount of R$ 5,609,030 thousand under “Deferred taxes” arising from Income and Social Contribution tax losses, as well as nondeductible and/or taxable temporary differences, whose balance substantially originates from the Parent company, in the amount of R$ 2,478,911 thousand, and from the subsidiary Rumo S.A. in the amounts of R$ 1,869,877 thousand.

Management assesses at least annually the risk of impairment losses for this asset, which requires significant judgement to assess the probability of realization of future taxable income, considering, among other aspects, long-term forecasts and existence of events that might be out of the Company’s control, i.e., favorable conditions for the realization of capital market transactions, receipts of dividends and interest on equity capital, the future of certain subsidiaries and associated companies, climate events that might influence agricultural production, and global geopolitical crisis that may cause impact on agricultural products exports, both of which directly affecting volume forecasts and, consequently, net revenue of controlled companies, which are components of the deferred taxes recoverability framework.

Due to the forementioned aspects, the materiality of the amounts involved and considering that any changes to the economic assumptions used by the Company, including the Company’s and its subsidiaries’ business conditions, might result in significant effects on the forecasts for future taxable income and, as consequence, in material impacts on the consolidated financial statements, we consider this to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Understanding of relevant internal control environment related to deferred tax assets and liabilities, including internal controls over the analysis of the realization of such taxes;
▪	Application of group audit procedures, evaluating the risks involved and procedures performed by the auditors of significant components on the accounting and financial information of these components that relate to the Company’s consolidated financial statements, including the preparation and submission of audit instructions to the component engagement team members and oversight and monitoring by the Company’s audit team;
▪	Review of the reasonability of the model adopted by Management to elaborate future taxable income forecasts, including understanding relevant risks and evaluating the main assumptions and criteria applied, as well as evaluating the representations of which of such assumptions are comprised in the long-term strategic planning approved by Management.
▪	Review of arithmetic calculations on the recognition and measurement of deferred tax assets and liabilities;
▪	Review of the disclosures made by the Company in its financial statements.

Based on the results of the audit procedures described above, we believe that the criteria and assumptions adopted by Management to determine the realization value of deferred taxes are reasonable, considering the applicable accounting practices and reasonableness of the supporting documentation on projections, maintained by Management, to corroborate its conclusion.

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Measurement of fair value of investment properties

According with Note 11.5 to the individual and consolidated financial statements, as at December 31, 2023, the Company and its subsidiaries have recorded under “Investment properties” the amount of R$ 15,976,126 thousand, which originated revenue from change to fair value in income, as at December 31, 2023, of R$ 2,259,924 thousand, as disclosed in Note 21 to the individual and consolidated financial statements.

The methodologies and frameworks applied to determine fair value included Management hiring external evaluators to, by means of their database, compare properties under scrutiny with similar assets to determine the realization fair value of these Company’s investment properties.

Considering the forementioned aspects, the significance of the amounts involved relative to the whole of assets, to equity and to the effects of changes in fair value of properties in income, and also to uncertainties inherent to estimates of fair value, we consider this to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Understanding of the relevant internal control environment referring to investment properties, which includes internal controls that relate to the hiring of external specialists, the determination of assumptions for the calculation of fair value and the review of the result presented in the properties valuation reports.
▪	Application of group audit procedures, evaluating the risks involved and procedures performed by the auditors of significant components on the accounting and financial information of these components that relate to the Company’s consolidated financial statements, including the preparation and submission of audit instructions to the component engagement team members and oversight and monitoring by the Company’s audit team;
▪	Application of document testing to a sample of base assets to measure fair value;
▪	Involvement of our specialists to: (i) evaluating the reasonability of the framework adopted to determine the fair value of investment properties, including the understanding of significand assumptions and criteria applied; (ii) evaluating the geographical size registered to the properties’ title, as well as the mandatory legally-enforced environmental protection areas of each property;
▪	Review of the arithmetic calculations on the recognition and measurement of deferred tax assets;
▪	Review of the disclosures made by the Company in its financial statements.

Based on the results of the audit procedures described above, we believe that the criteria and assumptions adopted by Management to determine the fair value of the investment properties are reasonable, considering the applicable accounting practices and reasonableness of the projections supporting documentation, maintained by Management, to corroborate its conclusion.

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Public concession contracts for distribution of piped gas

As disclosed in Note 11.2(a) and 11.3 to the individual and consolidated financial statements, the Company has recorded in public concession intangible asset and contract assets from gas distribution services the respective amounts of R$ 12,307,964 thousand and R$ 1,041,421 thousand, which represent, substantially, expenses on infrastructure for this concession at the subsidiary Compass Gás e Energia S.A.

The investments in expansion and improvement of the concession infrastructure for the distribution of piped gas are accounted for as contract assets while under construction. From the effective beginning of operations, investments are divided between “Intangible assets”, due to their returns relying on the usage of a public service, by means of the consumption of piped gas by consumers, and “Financial assets”, for investments made and not amortized until the completion of the concession contract, since there is an unconditional right to receive cash or other financial asset directly from the Granting Authority.

The definition of which expenses are eligible and should be capitalized during the construction process as infrastructure costs involves significand complexity and judgement from the Company’s Management.

For the forementioned aspects and given the significance of the amounts involved, we consider this to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Application of group audit procedures, evaluating the risks involved and procedures performed by the auditors of components on the accounting information of this component that relate to the Company’s consolidated financial statements, including the preparation and submission of audit instructions to the component engagement team members and oversight and monitoring by the Company’s audit team;
▪	Understanding of the relevant design and processes implemented by the Company on measurement and recognition of amounts accounted for as contract assets and intangible assets, including their classification as an asset qualifiable for capitalization;
▪	Assessment of the type of those investments on the implemented infrastructure;
▪	Application of document testing, by sampling, on: (i) materials and services applied in construction work, as well as the allocation of workforce working hours and evaluation of whether their classification was appropriate; and (ii) additions, amortization and capitalization of interest;
▪	Evaluation of accounting classifications between contract assets and right-related intangible assets of this concession, considering the periods and stages of construction work;
▪	Review of the accounting policies established by the Company for such accounts and their applicability as per the accounting standards in effect;
▪	Amortization testing of the right-related intangible assets of the concession, recognized throughout 2023;
▪	Review of the disclosures made by the Company in its financial statements.

Based on the outcome of the audit procedures hereby described, we considered the criteria and policies applied to the capitalization and amortization of public concession infrastructure assets related to gas distribution services prepared by Management to be reasonable, as well as the respective disclosures in the Notes to the individual and consolidated financial statements, as a whole.

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Capitalization of expenses incurred in the construction of infrastructure assets of railway concession

As disclosed in Note 11.1(a) to the individual and consolidated financial statements, as at December 31, 2023, the Company has recorded under property, plant and equipment assets related to railway concession infrastructure from the subsidiary Rumo S.A., which is comprised by locomotives and cars, in the amount of R$ 4,831,568 thousand, and permanent way, in the amount of R$ 8,341,835 thousand, totaling R$ 13,173,403. The expenses capitalized on those assets directly related to the railway concession infrastructure are relevant and fundamental for the maintenance of the infrastructure used to render railway transportation services.

The classification of expenses incurred between capital goods (Capital expenditure – Capex) and operating expenses (Operational Expenditure – Opex) involves the setting up of IT systems, communication and assessment between areas of different specialty fields within the subsidiary Rumo S.A., to align the definition of the type of expense for those incurred with the purpose of replacing or renewing parts and pieces necessary for the asset to achieve the intended operating condition, criteria to allocate the workforce directly attributable to the construction of this asset, and also the adoption of processes and controls appropriately designed and continually operated by Management to mitigate the possibility of misallocation of those such expenses between construction in progress, under property, plant and equipment, and operating expenses recognized in income.

Due to the mentioned aspects, the significance of the amounts involved and the risk of undue capitalization regarding assets directly related to the railway concession infrastructure, we consider this to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Application of group audit procedures, evaluating the risks involved and procedures performed by the auditors of components on the accounting information of this component that relate to the Company’s consolidated financial statements, including the preparation and submission of audit instructions to the component engagement team members and oversight and monitoring by the Company’s audit team;
▪	General understanding of the control environment to allocate expenses to either Capex or Opex;
▪	Meeting with Management to understand and validate concepts based on Technical Pronouncement CPC 27 – Fixed assets;
▪	Meeting with Projects area representatives to understand, among others, budgeting, allocation of expenses and the actual development of certain projects;
▪	Research on news related to determinate projects recorded as construction in progress;
▪	Understanding of determinate IT systems used in processes associated to expenses on construction in progress
▪	Application of document testing, by sampling, on additions to property, plant and equipment recorded under “construction in progress”;
▪	Obtaining of evidences, by sampling, on the actual development of certain construction in progress;
▪	Review of the disclosures made by the Company in its financial statements.

Based on the procedures applied, we considered the assumptions used for the allocation of expenses incurred in the construction of assets recorded under Construction in progress to be appropriate, based on sample testing, as well as the disclosures in the financial statements, taken as a whole.

14

Provision for legal claims

As disclosed in Note 16, the Company and its subsidiaries are party to legal and administrative proceedings at tax, civil, environmental, regulatory and labor levels, which arise from the normal course of its business. As at December 31, 2023, the Company and its subsidiaries have tax and civil, environmental and regulatory matters being discussed at several procedural levels, in the total amount of R$ 15,703,294 thousand and R$ 7,166,011 thousand, respectively, of which R$ 813,732 thousand and R$ 512,979 thousand, respectively, are provisioned, referring to proceedings with probable outflow of funds, according to the evaluation of Management based on the opinion of its legal counselors.

The definition of the amounts provisioned and disclosed depends on Management’s critical judgment in relation to the probability of loss highlighted in the ongoing legal discussions, as a result of the interpretations of the current legislation, judicial decisions and evolution of the jurisprudence. Additionally, considering the relevance of the amounts involved and the complexity of the legal and regulatory environment, any changes in the assumptions adopted for determining the loss prognosis may have a material impact on the Company's individual and consolidated financial statements.

Due to the significance of the amounts involved in contingencies classified as of possible loss, the increased number of court claims the Company is party to and the complexity of the judgements made by Management in the process of measuring those contingencies, we consider this to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Meetings with key-personnel from the Company’s legal department;
▪	Understanding and assessment of the internal control environment related to the cycle of identification, recognition, measurement and disclosure of contingent liabilities;
▪	Application of group audit procedures, evaluating the risks involved and procedures performed by the auditors of significant components on the accounting information of these components that relate to the Company’s consolidated financial statements, including the preparation and submission of audit instructions to the component engagement team members and oversight and monitoring by the Company’s audit team;
▪	Evaluation of the methodology, assumptions and criteria used by the Company, including adjustments, for the recognition, measurement and disclosure of contingencies in the financial statements;
▪	Obtaining of external confirmation letters from the legal counselors in charge of the proceedings, aiming to confirm: (i) the existence of the proceedings and their current status; (ii) the respective assessment of loss involved and the applicable legal grounds;
▪	Involvement of our tax specialists to evaluate the type, grounds and/or defense thesis, and occasional changes to loss probability classification for the certain relevant tax proceedings considered as possible loss, that include complex judgement and subjectivity in the evaluations;
▪	Regarding the tax aspects of income taxes, our evaluation included: (i) meetings with Management to understand the existing internal controls to identify and monitor uncertain tax treatments; (ii) criteria adopted for the recognition and measurement of tax liabilities, if applicable;
▪	Review of the disclosures made by the Company in its financial statements.

15

Based on the procedures applied, we considered acceptable the assumptions used by Management to measure the provisions for contingencies and their disclosure in the context of the financial statements taken as a whole.

Other matters

Prior-year financial statements audited by other independent auditor

The individual and consolidated financial statements for the year ended December 31, 2022, originally prepared prior to the reclassifications disclosed in Note 3.4 to the individual and consolidated financial statements, were examined by other independent auditor, whose report thereon, dated February 28, 2023, was unmodified. As part of our audit of the individual and consolidated financial statements of 2023, we have also examined the reclassifications described in Note 3.4, which were made to change corresponding values relative to the individual and consolidated financial statements of 2022. In our opinion, such reclassifications are appropriate and were correctly made. We were not engaged to audit, review or apply any other procedures on the Company’s individual and consolidated financial statements for the year ended December 31, 2022, and, accordingly, we do not issue an opinion or provide any form of assurance on the individual and consolidated financial statements for 2022 taken as a whole.

Statements of value added

The individual and consolidated statements of value added, prepared under the responsibility of the Company’s Management for the year ended December 31, 2023, and presented as supplemental information for IFRS purposes, were submitted to audit procedures along with the audit of the Company’s financial statements. In order to form an opinion, we have checked whether these statements are reconciled with the financial statements and accounting records as applicable, and whether its form and contents meet the criteria established in Technical Pronouncement NBC TG 09 - Statement of Value Added. In our opinion, except for the matters mentioned under section “Basis for qualified opinion on the individual and consolidated financial statements”, the statements of value added were properly prepared, in all material respects, in accordance with the criteria established in that Technical pronouncement, and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor’s report

The Company’s Management is responsible for the other information that comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

16

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Brazilian accounting practices and IFRS issued by IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing (ISA) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian standards and ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

17

▪	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls;
▪	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries' internal controls;
▪	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and disclosures made by Management;
▪	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern;
▪

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

▪	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

18

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and that we have informed them of all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Of the matters communicated to those charged with governance, we determine those that were of most significance for the audit of the financial statements for the current year and which are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 26, 2024

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Luiz Gustavo Pereira dos Santos
Accountant CRC 1 SP 258849/O-9

19

 Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Assets
Cash and cash equivalents	5.2	1,769,976	1,348,461	14,658,481	13,301,716
Restricted cash	5.3	—	—	7,860	8,024
Marketable securities	5.3	705,777	724,050	3,407,955	2,422,470
Trade receivables	5.7	—	—	3,330,488	3,769,908
Derivative financial instruments	5.6	54,935	—	202,399	1,086,698
Inventories	7	—	—	1,792,714	1,869,059
Receivables from related parties	5.8	173,351	381,547	251,471	235,541
Income tax receivable		508,268	272,130	888,942	560,789
Other current tax receivable	6	8,346	8,366	745,856	1,324,203
Dividend receivable	17	319,135	609,456	255,777	161,147
Sectorial financial assets	5.10	—	—	207,005	148,955
Other financial assets		—	—	690	88,961
Other current assets		177,001	119,266	722,386	560,080
		3,716,789	3,463,276	26,472,024	25,537,551
Current assets held for sale	8	2,998	—	2,138,165	40,383
Current assets		3,719,787	3,463,276	28,610,189	25,577,934

Trade receivables	5.7	—	—	114,148	157,634
Marketable securities	5.3	—	—	96,006	19,677,296
Restricted cash	5.3	81,621	35,039	195,392	131,909
Deferred tax assets	15	2,478,911	1,857,620	5,609,030	4,474,124
Receivables from related parties	5.8	174,745	355,793	88,620	241,001
Income tax receivable		—	—	432,360	434,886
Other non-current tax receivable	6	33,639	31,774	1,132,703	1,074,923
Judicial deposits	16	403,489	360,563	895,901	814,444
Derivative financial instruments	5.6	102,881	1,368,809	2,344,400	3,065,054
Sectorial financial assets	5.10	—	—	341,695	193,378
Other non-current assets		71,250	62,432	216,694	201,811
Other financial assets		—	—	2,423	277
Investments in associates	9.1	35,741,778	31,230,371	17,611,369	2,913,943
Investment in joint ventures	10	1,320,592	1,266,926	11,742,442	11,221,356
Property, plant and equipment	11.1	39,817	46,044	21,239,974	18,948,436
Intangible assets and goodwill	11.2	6,863	2,247	22,650,287	22,121,942
Contract asset	11.3	—	—	1,052,105	1,118,715
Right-of-use assets	11.4	22,200	23,032	9,513,518	8,012,869
Investment property	11.5	—	—	15,976,126	14,103,060
Non-current assets		40,477,786	36,640,650	111,255,193	108,907,058

Total assets		44,197,573	40,103,926	139,865,382	134,484,992

The accompanying notes are an integral part of these financial statements.

20

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Liabilities
Loans, borrowings and debentures	5.4	800,987	802,549	4,882,398	4,542,205
Leases	5.5	8,959	7,676	733,063	550,529
Derivative financial instruments	5.6	364,747	—	1,250,520	1,039,357
Trade payables	5.9	2,431	115,146	3,920,273	4,318,362
Employee benefits payables		61,926	49,301	829,329	659,521
Income tax payables		2,716	7,876	445,934	204,387
Other taxes payable	14	226,556	141,216	673,718	760,041
Dividends payable	17	276,065	279,979	549,054	892,006
Concessions payable	13	—	—	250,971	256,759
Related party payables	5.8	198,899	1,237,490	322,160	387,736
Sectorial financial liabilities	5.10	—	—	70,013	67,419
Other financial liabilities	5	—	—	476,895	924,562
Other current liabilities		593,643	543,084	1,516,084	1,195,329
		2,536,929	3,184,317	15,920,412	15,798,213
Liabilities related to assets held for sale	8	—	—	238,393	—
Current liabilities		2,536,929	3,184,317	16,158,805	15,798,213
Loans, borrowings, and debentures	5.4	12,695,337	4,673,079	52,022,256	48,445,011
Leases	5.5	20,584	22,689	4,542,731	2,981,629
Derivative financial instruments	5.6	281,238	618,947	2,164,625	4,251,575
Trade payables	5.9	—	—	264,252	61,489
Other taxes payable	14	158,857	148,620	163,242	153,688
Provision for legal proceedings	16	401,093	349,357	1,714,403	1,801,186
Concessions payable	13	—	—	3,314,402	3,094,651
Investments with unsecured liabilities	9.1	146,276	146,473	—	—
Related party payables	5.8	6,449,968	9,221,407	1,078	—
Post-employment benefits	23	313	312	617,647	575,840
Deferred tax liabilities	15	—	—	5,225,433	5,469,368
Sectorial financial liabilities	5.10	—	—	1,740,685	1,549,197
Deferred revenue		—	—	19,129	624,801
Other financial liabilities	5	—	—	—	29,985
Other non-current liabilities		551,671	1,085,558	935,514	1,478,960
Non-current liabilities		20,705,337	16,266,442	72,725,397	70,517,380
Total liabilities		23,242,266	19,450,759	88,884,202	86,315,593

Shareholders' equity
Share capital		8,682,544	8,402,544	8,682,544	8,402,544
Treasury shares		(93,917)	(107,140)	(93,917)	(107,140)
Additional paid-in capital		2,561,964	2,319,928	2,561,964	2,319,928
Accumulated other comprehensive income		314,325	567,546	314,325	567,546
Retained earnings		9,490,391	9,470,289	9,490,391	9,470,289
Equity attributable to:
Owners of the Company		20,955,307	20,653,167	20,955,307	20,653,167
Non-controlling interests	9.3	—	—	30,025,873	27,516,232
Total shareholders' equity		20,955,307	20,653,167	50,981,180	48,169,399
Total liabilities and shareholders' equity		44,197,573	40,103,926	139,865,382	134,484,992

The accompanying notes are an integral part of these individual and consolidated financial statements.

21

Statement of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company		Consolidated
	Note	12/31/2023	12/31/2022 (Restated) (i)	12/31/2023	12/31/2022 (Restated) (i)
Net sales	19	—	—	39,468,497	39,322,786
Cost of sales	20	—	—	(28,549,896)	(30,556,819)
Gross profit		—	—	10,918,601	8,765,967

Selling expenses	20	—	—	(1,350,570)	(1,276,279)
General and administrative expenses	20	(437,390)	(300,262)	(2,527,974)	(1,758,067)
Other incomes (expenses), net	21	(69,256)	137,397	3,924,377	1,752,222
Operating expenses		(506,646)	(162,865)	45,833	(1,282,124)

Profit (loss) before equity in earnings of investees and financial results		(506,646)	(162,865)	10,964,434	7,483,843

Interest in earnings of associates	9.1	2,236,069	3,909,579	350,399	418,897
Interest in earnings of joint ventures	10	192,472	(333,622)	1,695,945	(92,179)
Equity in earnings of investees		2,428,541	3,575,957	2,046,344	326,718

Financial expense		(1,934,520)	(1,970,687)	(11,337,430)	(4,706,535)
Financial income		829,235	277,734	3,028,134	5,777,521
Foreign exchange, net		712,582	649,899	1,777,438	260,746
Net effect of derivatives		(1,098,745)	(2,299,389)	(1,365,169)	(6,489,668)
Financial results, net	22	(1,491,448)	(3,342,443)	(7,897,027)	(5,157,936)

Profit before income taxes		430,447	70,649	5,113,751	2,652,625

Income taxes	15
Current		30,562	—	(1,645,063)	(1,246,990)
Deferred		617,728	1,088,203	1,370,637	1,365,394
		648,290	1,088,203	(274,426)	118,404

Profit for the year from continuing operations		1,078,737	1,158,852	4,839,325	2,771,029
Profit for the year from discontinued operations, net of tax	8	15,654	17,180	45,419	49,846
Profit for the year		1,094,391	1,176,032	4,884,744	2,820,875

Profit attributable to:
Owners of the Company		1,094,391	1,176,032	1,094,391	1,176,032
Non-controlling interests		—	—	3,790,353	1,644,843
		1,094,391	1,176,032	4,884,744	2,820,875

Earnings per share of continuing operations	18
Basic				R$0.5778	R$0.6200
Diluted				R$0.5751	R$0.6173

Earnings per share of discontinued operations	18
Basic				R$0.0084	R$0.0092
Diluted				R$0.0084	R$0.0092

(i)     For additional information see notes 3.4 and 8.

 The accompanying notes are an integral part of these individual and consolidated financial statements.

22

Statement of other comprehensive income

(In thousands of  Reais)

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Profit for the year	1,094,391	1,176,032	4,884,744	2,820,875
Other comprehensive income:
Items that can be reclassified subsequently, to profit or loss:
Foreign currency translation differences	(109,134)	1,032,232	(172,501)	917,548
Gain (loss) on cash flow hedge	(92,491)	58	(125,233)	723
Change in fair value of financial assets, net of taxes	—	11,144	—	22,395
	(201,625)	1,043,434	(297,734)	940,666

Items that cannot be reclassified to profit or loss:
Actuarial gains losses with defined benefit plan	(51,596)	45,721	(71,550)	80,330
Deferred taxes	—	—	24,327	(27,312)
	(51,596)	45,721	(47,223)	53,018

Comprehensive income from continuing operations	825,516	2,248,007	4,494,368	3,764,713
Comprehensive income from discontinued operations	15,654	17,180	45,419	49,846
Total comprehensive income for the year	841,170	2,265,187	4,539,787	3,814,559

Comprehensive income attributable to:
Owners of the Company	841,170	2,265,187	841,170	2,265,187
Non-controlling interest	—	—	3,698,617	1,549,372
	841,170	2,265,187	4,539,787	3,814,559

 The accompanying notes are an integral part of these individual and consolidated financial statements.

23

Statement of changes in equity

(In thousands of  Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
On January 1, 2022	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022
Net income for the year	—	—	—	—	—	—	—	—	—	1,176,032	1,176,032	1,644,843	2,820,875
Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	58	—	—	—	—	—	58	665	723
Foreign currency translation differences	—	—	—	—	1,032,232	—	—	—	—	—	1,032,232	(114,684)	917,548
Actuarial gain on defined benefit plan, net of tax	—	—	—	—	45,721	—	—	—	—	—	45,721	7,297	53,018
Change in fair value of financial assets	—	—	—	—	11,144	—	—	—	—	—	11,144	11,251	22,395
Total comprehensive income for the year	—	—	—	—	1,089,155	—	—	—	—	1,176,032	2,265,187	1,549,372	3,814,559
Transactions with owners of the Company contributions and distributions:
Capital increase	2,036,691	—	—	—	—	(348,753)	(1,423,757)	—	(264,181)	—	—	7,889,251	7,889,251
Sale of treasury shares	—	1,752	—	618	—	—	—	—	—	—	2,370	—	2,370
Share based payments	—	19,678	—	(30,930)	—	—	—	—	—	—	(11,252)	5,636	(5,616)
Dividends	—	—	—	—	—	—	(45,736)	—	—	(279,308)	(325,044)	(912,735)	(1,237,779)
Legal reserve	—	—	—	—	—	58,802	—	—	—	(58,802)	—	—	—
Statutory reserve	—	—	—	—	—	—	837,922	—	—	(837,922)	—	—	—
Acquisition of treasury shares	—	(59,506)	—	—	—	—	—	—	—	—	(59,506)	—	(59,506)
Business combination	—	—	—	—	—	—	—	—	—	—	—	10,062,503	10,062,503
Employee share schemes - value of employee services	—	—	—	55,391	—	—	—	—	—	—	55,391	7,003	62,394
Total contributions and distributions	2,036,691	(38,076)	—	25,079	—	(289,951)	(631,571)	—	(264,181)	(1,176,032)	(338,041)	17,051,658	16,713,617

Transactions with owners of the Company:
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(1,092,374)	(1,092,374)
Change of shareholding interest in subsidiary	—	—	—	3,985,084	—	—	—	—	—	—	3,985,084	(4,121,509)	(136,425)
Total transactions with owners of the Company	—	—	—	3,985,084	—	—	—	—	—	—	3,985,084	(5,213,883)	(1,228,799)
Total transactions with owners of the Company contributions and distributions:	2,036,691	(38,076)	—	4,010,163	—	(289,951)	(631,571)	—	(264,181)	(1,176,032)	3,647,043	11,837,775	15,484,818
On December 31, 2022	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	—	20,653,167	27,516,232	48,169,399

The accompanying notes are an integral part of these individual and consolidated financial statements.

24

Statement of changes in equity

(In thousands of  Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Unrealized profit	Retained earnings	Accumulated profits	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
On January 1, 2023	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	—	20,653,167	27,516,232	48,169,399
Net income for the year	—	—	—	—	—	—	—	—	—	1,094,391	1,094,391	3,790,353	4,884,744
Other comprehensive income (note 17)
Loss from cash flow hedge accounting	—	—	—	—	(92,491)	—	—	—	—	—	(92,491)	(32,742)	(125,233)
Foreign currency translation differences	—	—	—	—	(109,134)	—	—	—	—	—	(109,134)	(63,367)	(172,501)
Actuarial gain (loss) on defined benefit plan, net of tax	—	—	—	—	(51,596)	—	—	—	—	—	(51,596)	4,373	(47,223)
Total comprehensive income (loss) for the year	—	—	—	—	(253,221)	—	—	—	—	1,094,391	841,170	3,698,617	4,539,787
Transactions with owners of the Company contributions and distributions:
Capital increase (note 17)	280,000	—	—	—	—	—	(280,000)	—	—	—	—	—	—
Funds from capital increase and decrease in subsidiary (note 9.2)	—	—	—	—	—	—	—	—	—	—	—	6,657	6,657
Gain from capital increase in a subsidiary	—	—	—	60,348	—	—	—	—	—	—	60,348	10,830	71,178
Share based payments	—	13,223	—	(40,113)	—	—	—	—	—	—	(26,890)	(79,565)	(106,455)
Write-off of interest in subsidiary	—	—	—	—	—	—	—	—	—	—	—	(22,280)	(22,280)
Dividends and allocation of results (i)	—	—	—	—	—	—	(349,670)	(171,021)	820,793	(820,793)	(520,691)	(1,581,323)	(2,102,014)
Mandatory minimum dividends	—	—	—	—	—	—	—	—	—	(273,598)	(273,598)	-	(273,598)
Business combination	—	—	—	—	—	—	—	—	—	—	—	237,460	237,460
Employee share schemes - value of employee services	—	—	—	135,653	—	—	—	—	—	—	135,653	50,664	186,317
Total contributions and distributions	280,000	13,223	—	155,888	—	—	(629,670)	(171,021)	820,793	(1,094,391)	(625,178)	(1,377,557)	(2,002,735)
Transactions with owners of the Company:
Gain on dividends from subsidiary	—	—	—	79,825	—	—	—	—	—	—	79,825	188,581	268,406
Change of shareholding interest in subsidiary (note 9.1)	—	—	—	6,323	—	—	—	—	—	—	6,323	—	6,323
Total transactions with owners of the Company	—	—	—	86,148	—	—	—	—	—	—	86,148	188,581	274,729
Total transactions with owners of the Company contributions and distributions:	280,000	13,223	—	242,036	—	—	(629,670)	(171,021)	820,793	(1,094,391)	(539,030)	(1,188,976)	(1,728,006)
On December 31, 2023	8,682,544	(93,917)	737	2,561,227	314,325	58,802	8,610,796	—	820,793	—	20,955,307	30,025,873	50,981,180

The accompanying notes are an integral part of these individual and consolidated financial statements.

(i)      The allocation of the statutory reserve for the year 2023 will be held after the Ordinary General Meeting.

25

Statement of cash flow

(In thousands of  Reais)

	Parent Company		Consolidated
Note	12/31/2023	12/31/2022 (Restated) (i)	12/31/2023	12/31/2022 (Restated) (i)
Cash flows from operating activities
Profit before income taxes		430,447	70,649	5,113,751	2,652,625
Adjustments for:
Depreciation and amortization	20	14,401	13,936	3,364,943	3,014,480
Interest in earnings of associates	9.1	(2,236,069)	(3,909,579)	(350,399)	(418,897)
Interest in earnings of joint ventures	10	(192,472)	333,622	(1,695,945)	92,179
Loss (gain) on disposed assets	21	(13,563)	2,323	17,016	13,035
Share based payment	24	109,467	41,832	207,713	99,088
Change in fair value of investment properties	11.5	—	—	(2,259,924)	(1,311,691)
Legal proceedings provision	21	86,619	41,463	204,158	370,764
Interest, derivatives, monetary and foreign exchange, net		1,589,201	3,396,305	9,379,506	6,521,930
Bargain purchase gain (loss)	21	—	(99,341)	—	(99,341)
Sectorial financial assets and liabilities, net	5.10	—	—	(110,125)	339,854
(Gain) loss on energy derivative transactions		—	—	—	(248,123)
Provisions for employee benefits		58,522	26,682	419,241	380,967
Allowance for expected credit losses		—	—	74,706	28,463
Tax credit recovery		—	—	(33,384)	(110,541)
Results from the sale of investments	21	—	(54,707)	—	(988,077)
Deferred revenue		—	—	(597,998)	(5,366)
Revenue from finance investment		—	—	(1,284,647)	(32,493)
Other		(49,502)	(79,854)	278,427	381,572
		(202,949)	(216,669)	12,727,039	10,680,428
Variation in:
Trade receivable		—	—	573,737	(6,327)
Inventories		—	—	(83,166)	(423,430)
Other taxes, net		66,903	17,286	454,941	553,584
Income tax		92,318	4,428	(1,272,145)	(1,090,684)
Related parties, net		5,325	(326,210)	(188,798)	(139,621)
Trade payables		(117,333)	106,705	(252,810)	510,616
Employee benefits		(45,897)	(34,773)	(356,210)	(249,244)
Provision for legal proceedings		(26,976)	(4,115)	(461,574)	(328,394)
Financial instruments derivatives		—	—	2,894	(65,939)
Other financial liabilities		—	—	(566,058)	110,659
Judicial deposits		(36,036)	2,369	(22,862)	(2,670)
Deferred income		—	—	—	592,601
Post-employment benefits obligation		—	—	(34,235)	(90,411)
Other assets and liabilities, net		(18,002)	3,409	(244,309)	(78,936)
		(79,698)	(230,901)	(2,450,595)	(708,196)
					—
Net cash (used in) generated from operating activities		(282,647)	(447,570)	10,276,444	9,972,232

Cash flows from investing activities
Capital contribution to associates		(2,716,505)	(8,475,590)	(47,300)	(86,205)
Acquisition of subsidiary, net of acquired cash		(567,577)	(525,115)	(702,577)	(5,288,696)
Purchase of marketable securities		72,305	241,786	(507,976)	(13,911,737)
Restricted cash		(40,036)	(3,858)	(60,498)	(58,179)
Dividends received from associates	17	855,188	1,849,651	254,905	278,127
Dividends received from joint venture	17	351,092	1,174,771	906,534	1,174,771
Dividends received from finance investment	1.1	—	—	1,305,410	—
Acquisition of instruments designated at fair value		—	—	(7,485)	(190,990)
Capital reduction in subsidiaries		16,088	—	99,040	—

26

Statement of cash flow

(In thousands of  Reais)

Acquisition of property, plant and equipment, intangible and contract assets		(7,209)	(2,471)	(6,267,962)	(4,531,374)
Proceeds from the sale of investments		15,000	87,200	645,772	1,969,789
Net cash from sale of discontinued operations		—	—	62,700	44,969
Receipt of derivative financial instruments, except debt		162,114	146,979	168,308	146,979
Payment of derivative financial instruments, except debt		(145,308)	(287,640)	(156,600)	(283,337)
Cash received on the sale of property, plant and equipment and intangible assets		—	—	4,637	9,319
Net cash generated from (used in) investing activities		(2,004,848)	(5,794,287)	(4,303,092)	(20,726,564)

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	8,636,528	9,450,210	12,785,628	23,886,960
Principal repayment of loans, borrowings and debentures	5.4	(579,942)	—	(8,054,763)	(15,278,378)
Payment of interest on loans, borrowings and debentures	5.4	(973,919)	(830,380)	(3,552,292)	(3,441,978)
Payment of derivative financial instruments		(787,608)	(658,874)	(2,851,267)	(2,079,805)
Proceeds from derivative financial instruments		789,574	226,684	1,193,534	291,619
Costs of banking operations with derivatives	1.1	—	—	(586,855)	—
Principal repayment of leases	5.5	(5,524)	(5,051)	(490,012)	(400,248)
Payment of interest on leases	5.5	(3,615)	(3,933)	(236,948)	(211,611)
Transaction costs related to loans and borrowings		—	—	—	(94,196)
Proceeds from capital contributions by non-controlling shareholders		—	—	(24,281)	8,126,823
Transaction costs related to capital contributions by non-controlling shareholders		—	—	—	(19,217)
Related parties		(3,534,080)	(1,231,979)	—	—
Repurchase of own shares		—	(59,506)	(103,283)	(84,591)
Proceeds from the sale of treasury shares		—	2,370	—	2,370
Acquisition of non-controlling shareholders’ shares		—	(25,582)	—	(487,721)
Dividends paid	17	(798,203)	(799,347)	(2,582,447)	(1,908,171)
Payment of share-based compensation		—	—	(13,597)	(15,597)
Net cash generated from (used in) financing activities		2,743,211	6,064,612	(4,516,583)	8,286,259

Increase (decrease) in cash and cash equivalents		455,716	(177,245)	1,456,769	(2,468,073)

Cash and cash equivalents at the beginning of the year		1,348,461	1,718,077	13,301,716	16,174,130
Effect of the foreign exchange rate changes		(34,201)	(192,371)	(100,004)	(404,341)
Cash and cash equivalents at the end of the year		1,769,976	1,348,461	14,658,481	13,301,716

Additional information
Income taxes paid		—	—	361,726	318,845

(i)            For more details see note 8.

The accompanying notes are an integral part of these individual and consolidated financial statements.

27

Statement of cash flow

(In thousands of  Reais)

Non-cash transactions:

The Company presents its statements of cash flows using the indirect method. During the year ended December 31, 2023, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$2,037,779 (R$246,517 as at December 31, 2022), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments R$860,551 (R$246,564 on December 30, 2022).
(iii)	Capital increase in subsidiary Cosan Nove Participações S.A. with funds from the balance of accounts receivable from related parties in the amount of R$121,621.
(iv)	Partial amortization of Senior Notes 2027 and 2029 in the amount of R$84,585 using the balance of other financial assets.
(v)	Transfer of the balance of securities and securities for investment in a subsidiary for Vale S.A shares in the amount of R$16,274,081.

Disclosure of interest and dividends:

Dividends and interest on shareholders' equity are classified as cash flow from investing activities by the Company. Dividends and interest received or paid are classified as cash flow from financing activities.

28

Statement of value added

 (In thousands of  Reais)

	Parent Company		Consolidated
	12/31/2023	12/31/2022 (Restated) (i)	12/31/2023	12/31/2022 (Restated) (i)
Revenue
Net sales	—	—	44,290,457	46,855,778
Other operating income (expense), net	(23,940)	243,655	6,282,834	2,635,017
Impairment gain (loss) on trade receivables	—	—	(74,706)	(16,544)
	(23,940)	243,655	50,498,585	49,474,251
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	25,155,268	16,579,962
Materials, energy, third-party services and other	145,668	205,564	3,782,239	15,933,925
	145,668	205,564	28,937,507	32,513,887

Gross value added	(169,608)	38,091	21,561,078	16,960,364

Retention
Depreciation and amortization	14,401	13,936	3,364,943	3,014,480
Net value added	(184,009)	24,155	18,196,135	13,945,884

Value added transferred in
Interest earnings in associates	2,236,069	3,909,579	350,399	418,897
Interest earnings in joint ventures	192,472	(333,622)	1,695,945	(92,179)
Profit for the year from discontinued operation, net of tax	15,654	17,180	45,419	49,846
Finance revenue	829,235	277,734	3,028,134	5,777,521
	3,273,430	3,870,871	5,119,897	6,154,085

Value added to be distributed	3,089,421	3,895,026	23,316,032	20,099,969

Distribution of value added
Personnel and payroll charges	296,827	157,309	2,608,269	2,144,552
Direct remuneration	275,868	141,010	2,093,703	1,735,284
Benefits	12,191	9,970	401,914	341,624
FGTS and other	8,768	6,329	112,652	67,644

Taxes, fees and contributions	(622,481)	(1,058,494)	4,781,623	4,056,804
Federal	(627,134)	(1,067,479)	1,777,439	1,930,941
State	—	—	2,764,109	1,890,934
Municipal	4,653	8,985	240,075	234,929

Financial expenses and rents	2,320,684	3,620,179	11,041,396	11,077,738
Interest and foreign exchange variation	2,408,020	3,296,927	10,188,657	10,583,018
Rents	—	—	141,440	142,280
Other	(87,336)	323,252	711,299	352,440

Equity Remuneration	1,094,391	1,176,032	4,884,744	2,820,875
Non-controlling interests	—	—	3,790,353	1,644,843
Dividends	273,598	279,308	273,598	279,308
Retained profits	805,139	879,544	775,374	846,878
Profit for the year from discontinued operation, net of tax	15,654	17,180	45,419	49,846

(i) For more details see notes 3.4 and 8.

The accompanying notes are an integral part of these individual and consolidated financial statements.

29

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

1.  OPERATIONS

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the ticker symbol “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the ticker symbol “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

Corporate Cosan (Corporate segment) is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint venture. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Cosan Oito is a subsidiary of Cosan S.A, which holds a stake in Vale.
(iii)	Cosan Nove has a direct stake in Raízen of 39.15% and preferred shares with Itaú Unibanco S.A. (“Itaú”) which corresponds to an equity interest of 26.91%.
(iv)	Cosan Dez has a direct stake in Compass of 88,00% and preferred shares with Bradesco BBI S.A. (“Bradesco”) which corresponds to an equity interest of 23.20%.

1.1. STAKE IN VALE S.A.

During the fourth quarter of the fiscal year 2022, the subsidiary Cosan Oito S.A. (“Cosan Oito”) concluded the transaction related to the acquisition of a non-controlling stake in Vale S.A. ("Vale") which was divided into: a) financial assets; b) debts incurred; c) contracted derivatives; d) issuance of preferred shares and) Obtaining significant influence. The Company initially recorded its shareholding in Vale as a financial asset accounted for at fair value in accordance with IFRS 9/CPC48.

On April 28, 2023, at Vale’s Ordinary General Assembly, the CEO of Cosan S.A., Luis Henrique Cals de Beauclair Guimarães (“Luis Henrique”), was elected a member of Vale’s Board of Directors, and on May 16, 2023, was appointed Coordinator of the Capital and Projects Allocation Committee (“CACP”) and member of the People and Compensation Committee (“CPR”). From January 1, 2024, Luis Henrique left the position of CEO of Cosan S.A., becoming part of the Board of Directors.

30

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

During the fiscal year 2023 the Company monitored the factors that could indicate significant influence in Vale. On November 30, 2023, the Company obtained sufficient evidence that demonstrated the ability to exert significant influence on Vale’s policies and operations, when the member appointed by Cosan to the Vale Board was able to participate in policy-making processes, including decisions on dividends and other distributions. Thus, from this date, Cosan began to consider Vale as a related company with significant influence, registering the investment by equity according to CPC 18/IAS 28, having 4.85% of shareholding, and closing the year with 4,65% of total participation as at December 31, 2023, after disposal of 0.21% of shares, as mentioned in note 1.1 (b).

With the acquisition of significant influence, the Company adopted the fair value approach to measure the opening balance of the investment on December 1, 2023, generating a premium of R$7,432,600 which was allocated as shown below:

Balances as of December 1, 2023
Fair value as of November 30, 2023	16,274,081
Fair value of Vale’s assets and liabilities according to Cosan’s participation(i)	8,841,481
Available amount to be allocated	7,432,600

Allocation(i)
Added value - Mining rights(ii)	7,432,600
Deferred tax on added value	(2,527,084)
Goodwill(iii)	2,527,084
(i)	As evaluation report prepared by specialized external evaluators.
(ii)	The surplus value will be amortized for 38 years following the expected useful life and exhaustion of Vale’s mining reserves.
(iii)	Although the Company has allocated all goodwill to Mining Rights, income tax and deferred social contribution relating to surplus value have been recognized and, in accordance with IAS 12.19/CPC 32.19 Income Taxes, a goodwill must be recorded.

The goodwill generated in the acquisition of Vale shares is part of a cash-generating unit (“UGC”) that is the investment itself in Vale. Since it refers to a related investment, the value of the deferred tax liability is already part of the accounting balance of the investment, both in the individual financial statements and in the consolidated statements. Thus, for the purpose of the impairment test, the goodwill balance is net of the deferred tax liability related to capital gains and makes up the investment group in its accounting balance recognized in accordance with IAS 28, on a net basis.

31

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The adjustment resulting from the valuation by the equity method is demonstrated as follows:

Company	Total amount of shares	Shareholders' equity of Vale S.A.	Quantity shares owned	Cosan's interest (i)	Equity in earnings	Total investment as of December 31, 2023
Vale S.A.	4,539,007,580	190,965,062	210,866,700	4.90%	96,075	15,662,485

(i)	Percentage of participation excluding treasury shares for equity calculation. Cosan’s share of the total shares is 4.65% as at December 31, 2023.

Assumptions for assessing the fair value of assets and liabilities

Given that there is no control over Vale, we face certain difficulties to access company information. Vale, in order to maintain equal information for all its shareholders, does not share financial data that is not publicly known, including additional details about its operations. Therefore, we used the public information available as at December 31, 2023, to perform analyses and support the determination of the fair value of the assets and liabilities identified in the allocation of the price paid. This information is in line with the financial statements disclosed to the market on 22 February 2024 and were duly audited by an independent auditor.

The methodology used for evaluation was the discounted cash flow.

Discount rate

To calculate Vale’s cost of equity, the Capital Asset Pricing Model ("CAPM") methodology was used, which aims to assess whether a stock is valued when its risk and the value of money in time are compared to its expected return.

As a risk-free rate, it was considered the average return rate of 2 years, with daily observations of the United States Treasury Bonds of 30 years ("T-Bond") on November 30, 2023, corresponding to 3.50%, reaching a Weighted Average Cost of Capital ("WACC") between 10% and 13%.

Identification of intangible assets

Brand: Vale is recognized in the market as one of the leading companies in the commodities sector. However, the company is dedicated to the production and sale of mineral commodities, a highly competitive and cost-focused segment. Commodities are commodities whose prices are determined by the international market, undifferentiated from the supplier, produced on a large scale and without distinction between them. Therefore, we conclude that the Vale brand does not offer a significant differential in its operations that justifies its inclusion in the allocation of the amount paid.

Customer relationship: The customers of a mining company are mostly industries looking for raw materials based mainly on price, not supplier relationship. Due to product characteristics, revenues from contracts with customers can be easily replaced. Vale, like other commodity market participants, has broad access to buyers, both local and international, and does not rely on customer relationships or customer loyalty to market its production. In this segment, contracts are established to define delivery terms, payment and technical specifications, but prices are determined by the international market. The commonly used international price references are the London Metal Exchange ("LME") and the Commodities Exchange ("COMEX").

Therefore, regardless of the regularity of supply, the Company understands that Vale’s current customers do not represent an asset that confers a significant competitive advantage and, therefore, are not considered an intangible to be evaluated.

Mining assets: It refers to the exclusive right to exploit the mining rights of the iron, nickel and copper mines operated by Vale. Without these rights, Vale could not carry out its operations. The useful life of these rights is determined by the exhaustion of mineral reserves, so they were considered in our assessments to determine the value to be allocated.

The allocation of the value of the mining asset was made by the difference of the available value to be allocated, because any remaining value should increase the value of this asset. For the projected period, the economic life of the mining rights accompanies the exhaustion of the reserves of the mines per business unit. The projections were made considering the division by business unit, aligned with Vale’s financial disclosures for the market of its numbers per business unit. These business units are: (i) Ferrous Minerals, (ii) Metals for Energy Transition, and (iii) Other Businesses.

In addition, throughout 2023, the Company made several advance payments of debts 4131 with the financial institutions JP Morgan and Citibank, as well as the permanent disposal of 9,5 million shares of Vale on December 18, 2023, equivalent to the participation of 0.21% of the total shares of the said company in the Collar Financing structure. These transactions led to the increase of its direct participation on December 31, 2023, to 2.45%, and total participation of 4.65% under the total shares of the company, which is in line with its strategy of seeing the company as an investment in affiliates, see footnote 1.1 (b). Additionally, on April 19, 2024, the Company sold an additional 33,525 million shares equivalent to a 0.74% stake in the total shares in the Collar Financing structure. With this last advance payment, the Company settled 100% of the debts linked to the operation and collar derivatives.

32

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)              Assets acquired

Cosan Oito made the following investments in Vale: (a) acquisition of shares in the spot market and (b) purchase through a private operation with partial protection via derivatives (Collar), as shown in the table below:

	Inception date		At November 30, 2023 (i)
Description	%	Amount	%	Amount
Direct shareholding	1.47%	4,918,245	2.45%	8,220,927
Equity collar	3.14%	11,117,824	2.40%	8,053,154
	4.61%	16,036,069	4.85%	16,274,081

(i)	From December 1, 2023, due to the acquisition of significant influence, the Company reclassified its share of financial investment for investment in related companies.

b)              Debt incurred and partial advances

The following loans were contracted for the acquisition of assets, together with the banks below:

Creditor	Amount (ii)	Maturities	Currency (i)	Annual interest rate (i)
JP Morgan S.A.	789,659	Oct-24	Euro	2.95%
JP Morgan S.A.	1,825,467	Oct-25	Euro	3.20%
JP Morgan S.A.	1,785,329	Oct-26	Euro	3.40%
JP Morgan S.A.	741,320	Oct-27	Euro	3.56%
Citibank S.A.	526,443	Oct-24	Yen	0.25%
Citibank S.A.	1,216,939	Oct-25	Yen	0.25%
Citibank S.A.	1,190,274	Oct-26	Yen	0.25%
Citibank S.A.	494,199	Oct-27	Yen	0.25%
Total	8,569,630

(i)	Debts were contracted (Resolução 4131) in the currencies specified above with four maturities with pre-fixed amounts and derivative financial instruments were contracted with CDI plus 0.45% equivalent.
(ii)	During the first months of 2024 as shown in the table below, the Company pre-settled 100% of the debts linked to the acquisition of Vale’s shares, as well as the Collar Financing derivatives linked to the operation.

33

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Cosan interest			Debt settlement
Reference date	Direct	Collar	Total	Principal	Interest	Gain/Loss Settlement Collar Financing
Inception date (October/2022)	1.47%	3.14%	4.61%	8,569,630	—	—
August 2023	1.65%	3.21%	4.85%	(275,866)	(4.878)	28,961
October 2023	1.75%	3.11%	4.85%	(252,540)	(624)	28,009
November 2023	2.45%	2.40%	4.85%	(1,844,022)	(41,355)	30,525
December 2023 (ii)	2.45%	2.20%	4.65%	(561,259)	(14.047)	29,487
January 2024 (i)	2.62%	2.03%	4.65%	(1,698,606)	(49,773)	188,140
February 2024 (i)	3.91%	0.74%	4.65%	(2,067,956)	(63,689)	303,431
April 2024 (i)/(iv)	3.91%	—	3.91%	(1,918,773)	(65,880)	331,116

(i)	Settlement carried out after the closing of the 2023 financial year, being treated as a subsequent event.
(ii)	On December 18, 2023, the early settlement of debts, derivatives and permanent disposal of 9.5 million shares of Vale equivalent to the participation of 0.21% of the total shares of that company in the Collar Financing structure was carried out, which resulted in a positive cash effect of R$68,573.
(iii)	Cosan’s stake in Vale’s total shares.
(iv)

On April 19, 2024, the Company sold an additional 33,525 million shares equivalent to a 0.74% stake in the total shares in the Collar Financing structure, together with the early settlement of the remaining debt. With this last advance payment, the Company settled 100% of the debts linked to the operation and collar derivatives, now holding only a direct stake in Vale.

c)             Structured derivatives

For protection related to the acquisition of a 3.14% stake, derivatives were contracted consisting of a combination of call and put (Collar). Additionally, the following papers were contracted: (i) forward option (Forward) which grants the right to acquire 1.60% of Vale (optional) and (ii) Derivatives consisting of a combination of call and put positions (Synthetic Collar).

The collar and synthetic collar derivatives protect the Company from the devaluation of the share’s value below the strikes of the puts, at the same time, they allow Cosan Oito to participate partially in future increases in the share’s value limited to the strikes of the calls.

	Inception Date		At December 31, 2023
Description	%	Amount (paid)/received	% (i)	Fair value
Collar	3.14%	499,197	2.20%	89,401
Call Spread	1.60%	(888,612)	1.60%	562,435
Forward		(1,134,933)		366,296
Collar synthetic		246,321		196,139
Total		(389,415)		651,836

(i)	Reduction in the percentage of participation via collar operation due to the settlements that occurred throughout 2023, which resulted in a financial gain of R$116,982. As shown in item (b) above, by April 2024 the Company had liquidated 100% of Collar derivatives, leaving only Call Spread derivatives open.

34

  Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

d)              Issuance of preferred shares

Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A. (“Itaú”) completed investments on December 23 and 28, 2022, acquiring 23.30% and 26.91% of the share capital of the subsidiaries Cosan Dez Participações S.A. ("Cosan Dez") and Cosan Nove Participações S.A. ("Cosan Nove") for R$4,000,000 and R$4,115,000, respectively.

As part of the issuance of preferred shares by Cosan Nove and Cosan Dez, Cosan S.A. contributed its investments in Raízen and Compass Gas and Energy. The structure after the contribution of investments follows as shown:

Disproportionate dividends

The subsidiaries Cosan Nove and Cosan Dez have outstanding preferred shares classified in equity by non-controlling interests. The Company calculates its share of profits or losses after adjusting the dividends on these shares, regardless of whether such dividends have been declared or not. This effectively means that the non-controlling interest, represented by the preferred shares, is receiving a portion of the profit or accrual of interest equivalent to the dividends.

As at December 31, 2023, the equity interest and economic benefit of Cosan S.A. on Cosan Nove and Cosan Dez, considering the disproportionate dividends were as shown below:

	% Equity interest	% Economic benefit (i)
Cosan Nove	73.09%	66.16%
Cosan Dez	76.80%	72.00%

(i)	Percentage used to calculate the interest as at December 31, 2023. To calculate the dividends of Cosan Nove and Cosan Dez for preferred shareholders, the profits of the respective Companies are used, multiplied by the participation percentages using the percentages defined in the Shareholders’ Agreements.

Call option

The Company has a call option which gives it the right to repurchase all preferred shares from Cosan Nove and Cosan Dez, which may be exercised from the third year after the signing of the respective agreements in December 2022.

As at December 31, 2023, the Company measured the fair value of the call option and concluded that it is out of price.

Contingent sell Option

In the shareholders’ agreements signed between the Company and Itaú and Bradesco referring to the issuance of preferred shares, it was defined that both financial institutions have a contingent call option only when the specific material adverse effects provided for in the contract occur, which are in the control of the Company and, therefore, do not constitute a financial obligation.

35

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The total of investments in preferred shares are calculated based on the initial amounts of R$4,115,000 and R$4,000,000 restated by a weighted average rate of CDI + 1.25% less dividends received by non-controlling shareholders in this period, which, as at December 31, 2023, is represented by the amounts of R$4,203,917 and R$4,201,215, respectively.

e)             Summary of the accounting effect of the events mentioned in the previous topics.

Below is a summary of the accounting effect of the events mentioned above:

	Note	Financial asset	Investment in subsidiaries and associates	Debt incurred (vi)	Derivates			Dividends receivable, net	Dividends payable
					Collar (i)	Synthetic Collar (ii)	Forward (ii)
At January 1, 2023		19,586,193	—	(8,808,673)	(2,840,544)	(1,237,907)	1,954,493	22,842	—
- Impacts on the profit or loss
MTM of shares(iii)	22	(3,312,112)	—	—	—	—	—	—	—
Interest and monetary and exchange variation (accrual)	22	—	—	599,515	—	—	—	—	—
Dividends declared by Vale (vii) (viii)	21	—	—	—	—	—	—	1,339,340	—
Costs of banking operations with derivatives	22	—	—	—	—	—	—	(554,998)	—
MTM of derivates	22	—	—	(2,011,980)	3,046,926	1,434,046	(1,588,197)	—	—
Equity in earnings of investees		—	96,075	—	—	—	—	—	—
Cost of selling a shareholding (ix)		—	(701,575)	—	—	—	—	—	—
- Impacts on cash flow - (receipt) / payment
Dividends paid to minority shareholders from Cosan Nove and Dez		—	—	—	—	—	—	—	821,772
Dividends (received) from Vale (iv)		—	—	—	—	—	—	(1,305,410)	—
Costs of banking operations with derivatives (v)		—	—	—	—	—	—	586,855	—
Partial payment of loans		—	—	2,994,592	—	—	—	—	—
Payment of derivative financial instruments		—	—	438,138	—	—	—	—	—
Receipt of derivative financial instruments		—	—	—	(116,981)	—	—	—	—
- Impacts on the balance sheet
Minority dividends payable referring to structure of issuance of preferred shares		—	—	—	—	—	—	—	(821,772)
Income tax		—	—	—	—	—	—	(88,629)	—
Equity in earnings of investees and other comprehensive income		—	(6,096)	—	—	—	—	—	—
Transfer to investments in subsidiaries and associates	9.1	(16,274,081)	16,274,081	—	—	—	—	—	—
At December 31, 2023		—	15,662,485	(6,788,408)	89,401	196,139	366,296	—	—

36

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Collar contracted to protect 3.21% of the shares acquired.
(ii)	Forward and synthetic collar contracted for the right to acquire and protect, respectively, 1.65% of Vale's shares.
(iii)	Mark to market consisting of
a. 2.45% interest in shares purchased in cash, totaling R$1,669,686, and
b. 2.41% stake in shares with Collar protection totaling R$1,642,426.
(iv)	The balance received from dividends is composed of R$1,250,712 referring to the year ended as at December 31,2023 and R$54,698 referring to the provisioned amount as at December 31, 2022.
(v)	The balance paid for costs of banking operations with derivatives is composed of R$554,998 referring to the year ended as at December 31,2023 and R$31,856 referring to the provisioned amount as at December 31, 2022.
(vi)	Also includes contracted derivatives (NDF) for exchange rate and interest protection.
(vii)	Vale’s Board of Directors approved, on July 27, 2023, the distribution of interest on equity ("JCP") in the gross total value of R$8,276,501, corresponding to the total value of R$1.917008992 per share, calculated according to its balance sheet of June 30, 2023. On October 26, 2023, also was approved the remuneration of shareholders in the amount of R$10,033. Of this amount, R$6,738 million refers to dividends corresponding to the total value of R$1.565890809 per share and R$3,295 related to interest on equity ("JCP") corresponding to the total value of R$0.765770758 per share as interest on equity.
(viii)	After obtaining significant influence, as described in item (e) above, the Company will no longer have its result impacted by dividend distribution, as the investment is now updated by the equity method.
(ix)	The amount of revenue related to the cost mentioned in this item was R$699,929.

37

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

2. RELEVANTS EVENTS IN THE PERIOD

SALE OF SHARES OF SINLOG TECNOLOGIA EM LOGÍSTICA S.A.

On March 10, 2023, the Company entered into a share purchase and sale agreement with NSTECH MK LTDA, providing for the sale of its entire equity interest in Sinlog Tecnologia em Logística S.A. The transaction was completed on May 2, 2023, for R$45,000, divided into three equal installments, the first of which was received on the same date and the remaining installments to be received annually, restated by 100% of the CDI. This operation generated a gain in the Company's profit or loss in the amount of R$14,884, registered in other operating income (expenses), net, explanatory note 21.

ISSUANCE OF SENIOR NOTES 2030

On June 20, 2023, the Company issued a senior Notes offer in the total volume of US$550,000 equivalent to R$2,668,380, through its wholly owned subsidiary Cosan Luxembourg S.A ("Cosan Luxembourg").  The issuance of senior Notes occurred an annual interest rate of US$ + 7.50%, with maturity in June 2030 and payment of half-yearly interest.

ISSUANCE OF DEBENTURES

On April 20 and June 20, 2023, Cosan issued two debentures, not convertible into shares, in the total principal amount of R$1,000,000 each in a single series that bears interest at a rate equal to DI plus 2.4% per year maturing in April and June 2028, respectively, principal due upon maturity and interest paid semiannually.

ADDITION OF RIGHT OF USE – FRSU COMPASS S.A CONTRACT

On July 1, 2023, the subsidiary Compass effected the addition as Right of Use of the contract related to the chartering of the floating storage and regasification unit (“FRSU”) in the amount of R$1,510,810 with consideration in the rental liability as explanatory notes 11.4. Right of use and 5.5. Rental liabilities. The leased asset will be used for reception, storage and regasification of LNG ("Liquefied Natural Gas") at TRSP - LNG Regasification Terminal of São Paulo S.A. ("TRSP"). The term of the contract is 10 years with reasonable certainty of extension for two periods of 5 years, that is, the term of lease of this right of use was considered until June 2043.

TREND OFFER SENIOR NOTES 2027

On July 18, 2023, the subsidiary Cosan Luxembourg S.A. concluded the tender-offer of the 2027 senior notes with the repurchase of debt securities in the amount of US$250,000 thousand equivalent to R$1,201,000 in aggregate principal value, with payment of accrued interest of US$8,069 thousand equivalent to R$38,763 and a prize of US$7,500 thousand equivalent to R$36,030.

ISSUE OF DEBENTURES RUMO S.A.

On September 15, 2023, the subsidiary Rumo raised R$1,500,000 with the 17th issuance of simple debentures, not convertible into shares, of the unsecured type, divided into two series, the first of which has an amount of R$750,000, with IPCA+5.76% rate and 6-year term, while the second is R$750,000 with IPCA+6.18% rate and 10-year term. Both series will have semiannual interest payments and 100% principal amortization upon maturity. The funds from this fundraising will be used for investment. These debentures have the same restrictive financial clauses (“financial covenants”) as other debts and ESG commitments, as shown in note 5.1.

38

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

EXPORT CREDIT NOTE - RUMO

On July 7, 2023, the subsidiary Rumo obtained an Export Credit Note (“NCE”), in the amount of R$725,000, equivalent to USD150,000 thousands, with maturity in 18 months, quarterly amortization and cost of SOFR + 1.30%. Along with the debt, a Swap was contracted to transform the cost of debt to 108.9% of the CDI.

REALIZATION OF DEFERRED REVENUE

On July 1, 2022, the indirect subsidiary Compass Comercialização S.A. (“Compass Comercialização”) signed a contractual instrument for the cancellation of Liquefied Natural Gas (“LNG”) charges with deliveries planned with external suppliers for 2023. In return, a financial compensation was agreed between the parties whose receipt was initially recorded in the balance sheet of Compass Comercialização in the deferred revenue item. On July 13, 2023, after the fulfillment of all remaining performance obligations, the recognition was made under the heading of other operating revenues of the amount of R$923,214, being R$845,233 related to the instrument mentioned above and R$77,981 related to the recognition of bonus received, see note 22.

INTERNALIZATION OF SENIOR NOTES 2030

On September 29, 2023, the Company internalized the remaining resources arising from the 2030 senior notes, through the issuance of debentures by Cosan S.A., referenced in US dollars in the amount of R$1,491 million (equivalent to US$300,000 thousand), with coupon annual rate of 16.04% per year for first interest payment and 8.02% per year for the others. In return, Cosan Luxembourg contracted a Total Return Swap (“TRS”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 15.52% per year for the first interest remuneration and 7.50% per year for the others, which has the issue of debentures as its underlying asset. For more information see note 5.4 (e).

INTERNALIZATION OF SENIOR NOTES 2029

In July 2019, Cosan Limited (“Cosan Limited”) held a senior Notes offer for a total volume of US$750,000, equivalent to R$4,147,650 with a 5.5% coupon and expiry date 2029 ("Bond 2029").

The Company evaluated alternatives for an Internalization of senior Notes debt and in December 2023 carried out the Hospitalization operation with Banco Santander acquiring a position in a Total Return Swap (“TRS”) with Banco Santander (Brazil) S.A. Grand Cayman Branch (“Santander Cayman”), which will have as underlying asset foreign exchange debentures, referenced in USD, issued by the Company, in the amount of US$598,000, equivalent to R$2,916,206,800, pursuant to Resolution CVM 160 (“Debentures”) which were fully subscribed by Banco Santander (Brazil) S.A. (“Santander”), and with this the total liquidation of the intercompany was carried out, remitting the recourse to Cosan Lux, and acquiring the position of TRS.

PARTIAL SPLIT COMMIT AND ASSET HELD FOR SALE

On October 9, 2023, the partial split of the indirect subsidiary Commit Gas S.A. ("Commit") was approved for a new company called Norgás S.A. ("Norgás"). The split is composed of Commit’s shareholding in the following companies: Companhia de Gás do Ceará ("CEGÁS"), Companhia Potiguar de Gás ("POTIGÁS"), Gás de Alagoas S.A. ("ALGÁS"), Sergipe Gás S.A. ("SERGÁS") and Companhia Pernambucana Gás ("). The subsidiary Compass Gas e Energia holds 51% of Norgás’s shareholding, the same percentage it holds in Commit, without altering the shareholding in the companies.

The occurrence of this event reinforces Compass' strategy of divestiture of its stake in Norgás, and with this, on the same date these investments for balance sheet purposes were classified as 'asset and liability maintained for sale' and for the purpose of demonstrating the result were classified as 'discontinued operation'. For more details see explanatory note 8.

ACQUISITION OF 51% EQUITY INTEREST IN BVP.

On October 20, 2023, Compass Comercialização completed the acquisition of control of 51% of Biometano Verde Paulínia S.A. (“BVP”). For more details see explanatory note 9.2.

39

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

MOOVE CORPORATE REORGANIZATION

During the third quarter of 2023, the Management of the subsidiary Moove approved the execution of a corporate reorganization consisting of the creation of a new entity in the Cayman Islands, Moove Lubricants Holdings – “MLH”, and the subsequent transfer of all assets of the current holding company of the Moove Group, Cosan Lubes Investments – “CLI”, for the new entity. The new entity will become the holding company of the Moove Group and the CLI will be liquidated. The reorganization is expected to be carried out throughout the fourth quarter of 2023.

2ND ISSUANCE OF DEBENTURES LINKED TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") GOALS

On November 1, 2023, the subsidiary Compass issued simple and non-convertible debentures, in the amount of R$ 1,736,385 with semiannual remuneration equivalent to CDI + 1.55% per year and maturities on November 1, 2029 (50%) and November 1, 2030. The proceeds from the issuance will be used for investments and increased working capital.

This 2nd issuance of debentures is linked to ESG Goals of:

(i)	Biomethane distributed volume (thousands of m³): Increase the daily volume distributed by 50 times in 2022 by 2027, reaching 0.25mln/m³ day.
(ii)	Diversity in Leadership Positions: Reach 47% of people in leadership composed of Diversity Groups by 2027.

The subsidiary Compass will suffer a step-up of 12.5 basis points for each target that is not met, which would increase the rate as of April 2028 (verification date) to up to CDI + 1.85% per year.

COSAN'S EIGHTH ISSUANCE OF DEBENTURES

On November 8, 2023, the Board of Directors of Cosan S.A. approved the public offering of the 8th issuance of simple debentures, under a firm placement guarantee, not convertible into shares, of the unsecured type, in a single series. The issuance will be in the total amount of R$ 1,250,000, with semiannual interest at a rate equal to DI plus a spread of 1.80% per year and principal maturity on January 21, 2031, with partial straight-line amortization on January 21, 2030, and on the maturity date. The net proceeds from the Issuance will be allocated to the ordinary management of the Company's business.

ISSUE OF COMMERCIAL BANKNOTES

On December 14, 2023, the Board of Directors of Cosan S.A. approved the public offering of the 4th issuance of commercial notes, in two tranches. The first tranche has a total value of R$550,000, charges interest at a rate equal to the DI plus a spread of 1.75% and matures on December 27, 2028. The second tranche has a total principal value of R$450,000, charges interest at a rate equal to the ID plus a 1.80% spread and matures on 30 January 2031, with partial linear amortization on 30 January 2030 and the maturity date. The net resources obtained with the Issuance will be destined for the ordinary management of the Company’s business.

40

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

ASSET HELD FOR SALE - TUP PORTO SÃO LUÍS S.A

The Company has carried out studies for the sale of Porto and is committed to the asset sale plan, which is expected to qualify as completed within one year. In view of this, the Company reclassified to active for sale for the year ending December 31, 2023.

IMPACT OF INTERNATIONAL CONFLICTS

After the outbreak of war in Ukraine in late February 2022, several countries-imposed sanctions on Russia, Belarus and certain regions of Ukraine. There has been an abrupt shift in the geopolitical situation, with uncertainties about the duration of the conflict, changes in the scope of sanctions and retaliatory actions, including new laws. These new circumstances limit the freedom of operation of Cosan Group companies in the Russian region and lead to a distortion and volatility in the level of activity. The war also contributed to increased volatility in foreign exchange markets, energy prices, raw materials and other input costs, as well as supply chain tensions and increased inflation in many countries.

Risks related to cybersecurity, loss of reputation, possible additional sanctions, export controls and other regulations (including restrictions on the transfer of funds to and from Russia) have increased. The ongoing war may continue to affect production and consumer demand. The Cosan Group assessed the consequences of the war on the Financial Statements, mainly considering the impacts on major judgments and significant estimates in addition to the operations that may be affected, such as:

i.	Transported volume of fertilizers.
ii.	Production of sugar cane due to unfavorable conditions for obtaining fertilizer.
iii.	Rising oil prices, as a result of a more limited supply of Russian oil, can lead to a decrease in our margins and a pressure on the costs of acquiring basic inputs such as diesel oil;
iv.	Debt and capital of third parties for our financing and investment activities, impacted by the measures of the Brazilian government and the Central Bank of Brazil to contain inflation, such as the increase of the basic interest rate.
v.	Purchase of railway tracks by Rumo: although Rumo is able to obtain railway tracks from other non-Russian suppliers the prices charged and the deadlines required by these suppliers may be unfavorable in relation to the commercial conditions practiced in the past.

Additionally, the Company has been monitoring the aftermath of the conflict in Israeli territory, especially in the context of volatility in the prices of natural gas oil commodities, exchange rate fluctuation and interest rates. So far, there have been no impacts on the annual financial statements. The Cosan Group will continue to monitor the facts about the conflicts, with a view to potential impacts on the business and, consequently, on the financial statements.

3. STATEMENT OF COMPLIANCE AND MATERIAL ACCOUNTING POLICIES

3.1. DECLARATION OF CONFORMITY

These individual and consolidated financial statements were prepared and are being presented in accordance with Brazilian accounting practices, which include the Brazilian Corporate Law, the rules of the Brazilian Securities Commission ("CVM"), and the pronouncements of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis ("CPC")), as well as international accounting standards (International Financial Reporting Standards, or "IFRS") issued by the International Accounting Standards Board (“IASB”).

The presentation of individual and consolidated Value-Added Statements (“VAS”) is required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies CPC 09 – Value Added Statements. The IFRS standards do not require the presentation of this statement. As a result, under the IFRS, this statement is presented as supplementary information, notwithstanding the financial statements as a whole.

Only the material information in the financial statements is hereby disclosed, and it corresponds to those used by Management in its management.

These financial statements were authorized for issuance by the Board of Directors on April 26, 2024.

41

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

3.2 MATERIAL ACCOUNTING POLICIES

Accounting policies are included in the explanatory notes, except for those described below:

FUNCTIONAL CURRENCY AND FOREIGN CURRENCY

The individual and consolidated financial statements are presented in Reais, which is the functional currency of the Company, its subsidiaries and joint ventures in Brazil, because it is the currency of the primary economic environment in which they operate, consume, and generate resources. The main functional currencies of the subsidiaries located outside Brazil are the US Dollar, the Euro or the Pound Sterling. Unless otherwise specified, all balances have been rounded to the nearest thousand.

Monetary assets and liabilities denominated and calculated in foreign currencies at the balance sheet date are converted into the functional currency using the current foreign exchange rate. Non-monetary assets and liabilities measured at fair value in a foreign currency are converted into the functional currency using the foreign exchange rate in effect on the date the fair value was determined. Non-monetary items measured in a foreign currency based on historical cost are converted at the foreign exchange rate on the transaction date. Foreign currency differences resulting from conversions are generally accounted for in profit or loss.

Assets and liabilities arising from international operations, including goodwill and fair value adjustments resulting from the acquisition, are converted into Reais at the balance sheet date using the foreign exchange rates in effect at the time. Income and expenses from international operations are converted into Reais using the foreign exchange rates in effect on the dates of the transactions.

Foreign currency differences are recognized and presented in other comprehensive income in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such control, loss or significant influence is lost, the amount accumulated in the translation reserve related to that foreign operation is reclassified to financial result as part of the gain or loss on disposal.

The following table presents the foreign exchange rate, expressed in Reais for the years indicated, as informed by the Central Bank of Brazil (“BACEN”):

Currency	12/31/2023	12/31/2022
Dollar (USD)	BRL 4.84	BRL 5.22
Pound Sterling (£)	BRL 6.16	BRL 6.28
Euro (€)	BRL 5.35	BRL 5.57
Yen (¥)	BRL 0.03	BRL 0.04

USE OF JUDGMENTS AND ESTIMATES

Management used judgments and estimates in preparing these financial statements, which affect the application of Cosan Group's accounting policies as well as the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

42

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Underlying estimates and assumptions are continually reviewed and recognized prospectively, when applicable. The following explanatory notes contain information on critical judgments, assumptions, and estimates of uncertainties in the application of accounting policies that have a greater impact on the amounts recognized in the financial statements:

  Note 1.1 – Stake in Vale S.A.
  Note 5.5 – Lease Liabilities
  Note 5.7 – Accounts receivable from customers
  Note 5.10 – Sectorial financial assets and liabilities
  Note 5.11 - Fair value measurement
  Note 9.2 – Acquisition of subsidiaries
  Note 10 – Investments in joint venture
  Notes 11.1 and 11.2 – Fixed assets, intangible assets and goodwill
  Notes 11.5 – Investment properties
  Note 12 – Commitments
  Note 15 – Income tax and social contribution
  Note 16 – Provision for legal expenses
  Note 23 – Post-employment benefit obligations
  Note 24 – Share-based compensation

3.3 ACCOUNTING IMPACTS RELATED TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES (“ESG”)

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 - General Requirements for Disclosure of Sustainability-Related Financial Information and IFRS S2 - Climate-Related Disclosures, which provide new disclosure requirements on, respectively, sustainability-related risks and opportunities and specific climate-related disclosures.

The Company is taking the necessary steps to comply with the standard whose adoption is necessary for years starting from January 1, 2026, in accordance with CVM Resolution 193 issued in October 2023.

Company Initiatives

Promoting more transparent management, we will publish for the first time the Integrated Report of Cosan S.A. in 2024 for the 2023 financial year in accordance with CVM Resolution No. 014 on Integrated Report. We also consider the guidelines of the GRI Standard 2021, indicators from the Sustainable Accounting Standards Board (“SASB”) and the recommendations of the Task force on Climate-related Financial Disclosures (“TCFD”).

The Company is committed to integrating sustainability into its business through a strategy called “Visão ESG 2030 Cosan” with a long-term vision structure, which was passed on to all companies in the group, bringing together objectives and drivers that will guide the environmental, social and governance performance of the entire Group for the coming years.

The actions within the Company's strategy with ESG initiatives are evaluated and monitored within the context of critical accounting judgments and the Company's main estimates, and future changes in the global scenario may have impacts on the result and accounting balances of assets and liabilities of the Company in subsequent fiscal years. For the year ending December 31, 2023, the Company assessed potential climate and social impacts in the main critical estimates and no material impacts were identified.

Cosan began a process of reassessing its materiality and defining priority themes for the Company. After a careful process that involved conversations with internal and external stakeholders, studying benchmarks, analyzing ESG ratings and rankings and debugging the most important material topics for our company and our business, we arrived at the result of our materiality matrix. This construction was based on the concept of dual materiality, ensuring compliance with the best market practices.

43

 Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The year 2023 was dedicated to consolidating and advancing the governance and management of the “ESG 2030 Cosan Vision”, which brings together our Objectives and Directors that will guide the environmental, social and governance performance of the entire Group for the coming years, starting a transformation project to generate value for all related parties, with 5 main objectives:

1.	Corporate Governance: (i) Comply with best governance and transparency practices; (ii) Be a reference in ESG Management and Communication
2.	Climate Change: (iii) Manage and reduce greenhouse gas emissions and offer paths for a safe energy transition; (iv) Carry out scenario analysis and adaptation plan to climate risks.
3.	Diversity, Equity and Inclusion: (v) Foster a safe, diverse, equitable and inclusive work environment; (vi) Ensure continuous evolution in the Diversity, Equity and Inclusion.
4.	Positive Social Impact: (vii) Generate positive social impact on communities and society; (viii) Promote Social Investment.
5.	People Safety: (ix) Promote the safety of people involved in operations; (x) Be a reference on the topic.

The report on progress on each front of the “ESG 2030 Vision” is available in Cosan’s Integrated Report.

Environmental and Climate Pillar

In general, we recognize the relevance that our portfolio plays in implementing and accelerating the issue of Climate Change. By investing in Brazil's potential, we offer fundamental opportunities in this transformation, through the solid and already established infrastructure of our businesses, and through the development of low-carbon alternatives for various sectors of the economy.

We built our portfolio to combine our management expertise with high potential sectors and exposure to decarbonization and energy transition in Brazil and around the world. Each company in the portfolio plays a fundamental role in enabling the energy transition, so the way we operate allows for the gradual replacement of fossil fuels, by mixing with fuels from renewable sources and proactively offering low-carbon products and solutions. In this way, we contribute to advances in the energy transition in Brazil in a phased, safe and economically viable manner, using existing infrastructure.

The ethanol produced by Raízen is less polluting than gasoline and appears as an alternative in the decarbonization of sectors in which emissions are difficult to abate (hard-to-abate sectors). Rumo's operation of trains used to transport agricultural commodities emits 7x less greenhouse gases into the atmosphere than trucks. The gas distribution operation, linked to Compass' operations, is essential to replace coal and ensure a safe energy transition, as well as the opportunities presented with biomethane. The manufacture of Moove lubricants allows you to improve productivity at a low cost, both in vehicles and industrial plants.

The farmland portfolio consists of three managers: Radar, Tellus and Janus. Radar, focused on environmental preservation since its creation in 2008, seeks the best land to lease to prominent producers, such as Raízen. The companies manage around 320 thousand hectares, and in the last five years, an average of 200 hectares per year have been restored, totaling approximately 1,000 hectares.

Since 2019, all our businesses have been taking inventory of their greenhouse gas (GHG) emissions. The mapping is carried out in accordance with the guidelines of the Greenhouse Gas Protocol and its national version, the Brazilian GHG Protocol Program. In 2023, once again, Raízen, Rumo, Compass and Moove were recognized by GHG with the Gold seal, awarded to companies that meet all transparency criteria in publishing their emissions data and submit them to verification by an independent institution. Ensuring continuous evolution in emissions management, in 2023, we carried out a study of recommendations for improving the process of all GHG inventories of portfolio companies, ensuring alignment with the best practices existing in the market.

We remain committed to reducing the carbon footprint of our portfolio, through the continuous search for efficiency, productivity and innovation in our operations.

44

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Social Pillar

For Cosan, valuing diversity and promoting inclusion reaffirm the power of the people who make Cosan happen, in this context, the “ESG 2030 Vision” brought clear diversity, equity and inclusion (DEI) goals included in Cosan's growth ambitions and of the portfolio.

The main diversity indicator monitored by Cosan is that of women in leadership and is connected to a public commitment made by the Company and all its companies. The target is applicable to the manager, the Company's Board of Directors and all businesses. An important sign of adherence to the commitment is that both Cosan, Rumo and Raízen, companies in their ecosystem, already have two or more women on their Boards of Directors (at Rumo, there are three). The Company's other companies are also moving to expand their participation.

All initiatives carried out demonstrate a consistent and intentional trajectory of evolution of the topic. This is evident and materialized with Cosan's recognition and entry into B3's iDiversa index.

Social responsibility is a strategic pillar of the Company. All companies in Cosan's portfolio have long-term community relationship programs surrounding their operations. We understand that in addition to creating jobs and increasing tax collection in municipalities and local businesses, we can and must take on an even greater responsibility: generating a significant social impact on communities, leaving a positive legacy.

Corporate Governance and Transparency Pillar

Since 2022 through the ESG 2030 Vision, the Company has developed an additional layer of governance for the ESG management of the portfolio.

In this way, the management of the socio-environmental and climate agenda is directly supervised by Cosan's Board of Directors through the Strategy and Sustainability Committee.

The body is responsible for monitoring the ESG strategy, commitments and goals, as well as promoting broad debate on trends involving the topic such as climate change, diversity and inclusion, and stakeholder engagement. The Board of Directors considers the impacts of the Company and its subsidiaries on society and the environment when approving the strategies of their respective businesses and acts to maintain the alignment of policies and best practices in all businesses it controls, ensuring the necessary autonomy to portfolio companies. The Strategy and Sustainability Committee reports to the Board of Directors on the Company's progress related to sustainability and compliance with the Cosan ESG 2030 Vision plan.

Furthermore, the Company created the Sustainability Committee, an important governance body formed by Cosan and business sustainability teams and leaders. The Commission is responsible for implementing and monitoring the commitments and goals assumed, presenting the status of each of them to the Group's senior management, promoting debate on trends in the ESG agenda - dialoguing with different actors and proposing agendas to be taken to the Committee of Cosan's Strategy and Sustainability, as well as identifying synergies and promoting the exchange of experiences between the group's companies.

To develop best market practices and improve our performance in ESG reporting, as well as engaging senior leadership in the agenda, the variable remuneration of the Company's executives and other employees is made up of ESG metrics determined based on performance analysis. of our companies in market indices and ratings that are highly relevant to various stakeholders, including our investors and shareholders. The variable remuneration also considers strategic projects, composed of the Group's information security maturity and internal control maturity.

In this way, we guarantee that the management of socio-environmental and climate issues are interconnected with the business strategy and with the objective of boosting Brazil's potential.

45

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Risks

The risks arising from climate change in our business operations translate into financial and strategic risks for Cosan, which may affect the growth strategy and expected returns of our portfolio. Additionally, they can enhance other risks already identified in our monitoring.

In this way, mapping risks and opportunities related to climate change in our business becomes a central part of our Sustainability Strategy - Vision 2030, boosting our understanding and compliance with the recommendations of the Taskforce on Climate-Related Financial Disclosures (Taskforce on Climate -related Financial Disclosures – TCFD).

In 2023, we worked on improving, across our entire portfolio, the process of identifying, evaluating and managing risks and opportunities related to Climate Change, incorporating the monitoring of these risks into the formal risk management process of our portfolio. Additionally, based on an in-depth study, we developed a specific climate risk matrix for each company. These matrices were integrated both into the general risk matrix of each business and, in a consolidated manner, into Cosan's matrix.

Debt contracts with ESG clauses

The 2028 Senior Notes from the subsidiary Rumo were the first green issuance in the freight railway sector in Latin America. Rumo is committed to using resources to fully or partially finance ongoing and future projects that contribute to the promotion of a low-carbon transport sector with efficient use of resources in Brazil. Eligible projects are distributed in the areas of “Acquisition, replacement and updating of rolling stock”, “Infrastructure for duplication of railway sections, new yards and yard extensions”, and “Railroad modernization”. The company annually issues a report demonstrating the progress of the projects, which can be accessed directly on the investor relations page.

Rumo's Senior Notes 2032 was an issue in Sustainability-Linked Bonds (SLBs), with the following sustainable goals: 17.6% reduction in tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026, having 2020 as a reference. The company is subject to a step-up of 25 basis points from July 2027 if it does not reach this target, which would increase the interest rate to 4.45% per year.

The 2nd Debenture of Malha Paulista is linked to the sustainable target of reducing greenhouse gas emissions per RTK by 15% by 2023, having as a starting point the base date of December 2019. The Company will benefit from a step-down of 25 basis points in each series if this target is reached, which would reduce the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series.

Rumo S.A.'s 17th Debenture is linked to the sustainable goal of reducing (i) 17.6% of tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026; and (ii) 21.6% until 2030, using 2020 as a reference. The company is subject to a step-up of 25 basis points in both series if it does not reach the targets.

On November 1, 2023, the subsidiary Compass issued simple, non-convertible debentures, in the amount of R$1,736,385 with semi-annual remuneration equivalent to CDI + 1.55% per year. and maturities on November 1, 2029 (50%) and November 1, 2030. The resources obtained from the issue will be used for investments and reinforcement of working capital. This 2nd issue of debentures is linked to ESG Targets of: (i) Distributed volume of Biomethane (thousands of m³): Increase the daily volume distributed by 50 times in 2022 until 2027, reaching 0.25mln/m³ day; (ii) Diversity in Leadership Positions: Reach 47% of people in leadership composed of Diversity Groups by 2027. The Compass subsidiary will undergo a step-up of 12.5 basis points for each target that is not achieved, which would increase the rate from April 2028 (verification date) for up to CDI + 1.85% per year.

46

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

3.4 RECLASSIFICATION IN THE INCOME STATEMENT

ARSESP, through deliberation 1,205 of August 18, 2021, NTF-044-2021, published a new Regulatory Accounting Manual and Chart of Accounts for the piped gas distribution sector for companies on its regulation with applicability from the 2023 financial year.

According to the technical note mentioned above, ARSESP determines that the accounting of variations, positive and negative, between the price included in the tariffs and that actually paid by the concessionaire to the supplier, which are periodically passed on to users through graphical accounts, must be recorded in the net operating revenue group. The accounting policy usually applied by the subsidiary Compass is consistent with the understanding of the essence of the operation, classifying the effects of the Regulatory Current Account (“CCR”) in its gross profit, but with allocations in the cost group of products sold and services provided. In addition, the document also mentions that the classification of expenses and costs may vary in relation to commonly adopted practices in which part of the administrative expenses are also admitted as costs of operations related to piped gas distribution services.

The indirect subsidiary Comgás voluntarily reassessed the way in which the classification of CCR effects and general and administrative expenses is presented, as it understands that such presentation will meet the requirements of ARSESP and OCPC08, providing more consistent information in consolidations aligned with the practices adopted by the group. These reclassifications do not impact the main indicators, such as profit for the year and equity, used by the indirect subsidiary Comgás and other Compass gas distributors.

The application of the change in accounting policy generated the following reclassification in the income statement in the comparative year:

	Consolidated
	12/31/2022 (As stated)	Reclassification	12/31/2022 (Restated)
Net operating revenue	39,737,368	(414,582)	39,322,786
Cost of goods sold and services provided	(30,753,137)	196,318	(30,556,819)
Gross profit	8,984,231	(218,264)	8,765,967

Selling expenses	(1,276,279)	—	(1,276,279)
General and administrative expenses	(1,976,331)	218,264	(1,758,067)
Other operation income, net	1,752,222	—	1,752,222
Operating result	(1,500,388)	218,264	(1,282,124)

Earnings before equity income and net financial revenue	7,483,843	—	7,483,843

47

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared in a manner consistent with the accounting policies used in the preparation of the individual and consolidated financial statements. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

i.

Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (iv) production and commercialization of other product from renewable sources (solar energy and biogas), (v) production, marketing, origination and trading of sugar and (vi) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.

ii.

Compass: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.

iii.

Moove: production and distribution of licensed Mobil lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States of American, and the European market. Additionally, under the Comma brand, it manufactures and distributes products for European and Asian markets and corporate activities.

iv.

Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.

v.	Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high potential for appreciation, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

i

Cosan Corporate: represents the reconciliation of Cosan's corporate structure, which is composed of: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating income), including pre-operational investments; (ii) equity income from assets, including the interest in Vale S.A.; and (iii) financial result attributed to cash and debts of the controlling company, intermediary holding companies (Cosan Oito, Cosan Nove and Cosan Dez) and offshore financial companies, and mining projects and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specialized in technologic innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of jointly owned subsidiary”.

The Company reassessed its structure of segments presented as reconciliation items and added the companies Cosan Dez and Cosan Investments to the Cosan Corporative structure.

48

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove (i)	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	221,693,298	17,767,327	10,078,626	10,937,716	743,411	2,709	(221,693,298)	(61,292)	39,468,497
Cost of goods sold and services provided	(202,926,764)	(14,256,031)	(7,359,606)	(6,838,433)	(153,470)	(3,648)	202,926,764	61,292	(28,549,896)
Gross profit	18,766,534	3,511,296	2,719,020	4,099,283	589,941	(939)	(18,766,534)	—	10,918,601
Selling expenses	(5,773,538)	(164,399)	(1,144,957)	(40,658)	—	(556)	5,773,538	—	(1,350,570)
General and administrative expenses	(2,815,532)	(788,015)	(645,634)	(559,973)	(74,355)	(459,997)	2,815,532	—	(2,527,974)
Other operating income (expenses), net	1,968,248	607,226	(336)	(100,780)	2,253,803	1,164,464	(1,968,248)	—	3,924,377
Equity in associates’ earnings	(219,896)	178,978	—	75,333	20,015	2,647,255	219,896	(2,571,182)	350,399
Equity income in joint ventures	—	—	—	1,266	—	1,694,679	—	—	1,695,945
Financial result	(5,962,849)	(730,954)	(319,136)	(2,555,382)	30,798	(4,322,353)	5,962,849	—	(7,897,027)
Financial expenses	(6,241,261)	(1,658,582)	(242,751)	(3,621,093)	(6,776)	(5,808,228)	6,241,261	—	(11,337,430)
Financial revenue	797,560	1,283,024	116,408	1,190,685	37,577	400,440	(797,560)	—	3,028,134
Foreign exchange variation	1,240,924	152,592	(155,618)	368,259	(3)	1,412,208	(1,240,924)	—	1,777,438
Derivatives	(1,760,072)	(507,988)	(37,175)	(493,233)	—	(326,773)	1,760,072	—	(1,365,169)
Income tax and social contribution	(1,936,598)	(859,311)	(332,090)	(197,174)	(147,636)	1,261,785	1,936,598	—	(274,426)
Income for the year	4,026,369	1,754,821	276,867	721,915	2,672,566	1,984,338	(4,026,369)	(2,571,182)	4,839,325
Profit (loss) from discontinued operations	—	45,419	—	—	—	20,384	—	(20,384)	45,419

Result attributed to:
Controlling shareholders	3,863,605	1,410,630	193,888	218,886	768,162	1,094,391	(3,863,605)	(2,591,566)	1,094,391
Non-controlling shareholders	162,764	389,610	82,979	503,029	1,904,404	910,331	(162,764)	—	3,790,353
	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744
Other selected information
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,244,721	1,201,865	5,650,305	2,789,679	5,060,333	(19,997,104)	(2,571,182)	16,375,721
Additions to fixed assets, intangible assets and contract assets	11,396,056	2,317,889	177,971	3,689,877	39,892	42,333	(11,396,056)	—	6,267,962

EBITDA reconciliation
Income for the year	4,026,369	1,754,821	276,867	721,915	2,672,566	1,984,338	(4,026,369)	(2,571,182)	4,839,325
Income taxes and social contribution	1,936,598	859,311	332,090	197,174	147,636	(1,261,785)	(1,936,598)	—	274,426
Financial result	5,962,849	730,954	319,136	2,555,382	(30,798)	4,322,353	(5,962,849)	—	7,897,027
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,244,721	1,201,865	5,650,305	2,789,679	5,060,333	(19,997,104)	(2,571,182)	16,375,721

(i)	For additional information of the Moove segment see note 4.4.

49

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2022 (Restated)
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	244,293,722	19,719,205	8,980,077	9,841,508	834,616	10,416	(244,293,722)	(63,036)	39,322,786
Cost of goods sold and services provided	(233,658,136)	(16,364,835)	(6,990,171)	(6,695,147)	(560,274)	(9,428)	233,658,136	63,036	(30,556,819)
Gross profit	10,635,586	3,354,370	1,989,906	3,146,361	274,342	988	(10,635,586)	—	8,765,967
Selling expenses	(5,148,014)	(163,256)	(1,072,488)	(30,619)	—	(9,916)	5,148,014	—	(1,276,279)
General and administrative expenses	(2,425,318)	(563,466)	(347,591)	(468,574)	(45,535)	(332,901)	2,425,318	—	(1,758,067)
Other operating income (expenses), net	283,606	(91,905)	29,002	348,543	1,302,442	164,140	(283,606)	—	1,752,222
Equity in associates’ earnings	(119,338)	98,033	—	40,462	20,799	3,109,119	119,338	(2,849,516)	418,897
Equity income in joint ventures	—	—	—	—	—	(92,179)	—	—	(92,179)
Financial result	(4,105,064)	(377,136)	(101,872)	(2,329,035)	4,106	(2,353,999)	4,105,064	—	(5,157,936)
Financial expenses	(3,010,398)	(1,291,850)	(114,249)	(1,521,478)	(3,550)	(1,775,408)	3,010,398	—	(4,706,535)
Financial revenue	811,948	898,100	75,817	1,108,620	7,656	3,687,328	(811,948)	—	5,777,521
Foreign exchange variation	963,060	102,655	(15,394)	374,859	—	(201,374)	(963,060)	—	260,746
Derivatives	(2,869,674)	(86,041)	(48,046)	(2,291,036)	—	(4,064,545)	2,869,674	—	(6,489,668)
Income tax and social contribution	864,710	(329,185)	(10,062)	(193,116)	(74,915)	725,682	(864,710)	—	118,404
Income for the year	(13,832)	1,927,455	486,895	514,022	1,481,239	1,210,934	13,832	(2,849,516)	2,771,029
Profit (loss) from discontinued operations	—	49,846	—	—		17,180	—	(17,180)	49,846

Result attributed to:
Controlling shareholders	(66,054)	1,834,528	340,914	156,380	749,840	961,066	66,054	(2,866,696)	1,176,032
Non-controlling shareholders	52,222	142,773	145,981	357,642	731,399	267,048	(52,222)	—	1,644,843
	(13,832)	1,977,301	486,895	514,022	1,481,239	1,228,114	13,832	(2,866,696)	2,820,875
Other selected information
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	19,163	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,410,024	850,715	5,003,118	1,552,286	2,858,414	(12,524,020)	(2,849,516)	10,825,041
Additions to fixed assets, intangible assets and contract assets	9,339,898	1,659,202	109,263	2,717,745	19,212	25,952	(9,339,898)	—	4,531,374
									—
EBITDA reconciliation									—
Income for the year	(13,832)	1,927,455	486,895	514,022	1,481,239	1,210,934	13,832	(2,849,516)	2,771,029
Income taxes and social contribution	(864,710)	329,185	10,062	193,116	74,915	(725,682)	864,710	—	(118,404)
Financial result	4,105,064	377,136	101,872	2,329,035	(4,106)	2,353,999	(4,105,064)	—	5,157,936
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	19,163	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,410,024	850,715	5,003,118	1,552,286	2,858,414	(12,524,020)	(2,849,516)	10,825,041

50

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove (i)	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	7,915,876	3,931,532	773,552	7,233,993	39,946	2,679,458	(7,915,876)	—	14,658,481
Marketable securities	349,584	800,267	77,814	1,396,107	239,361	990,412	(349,584)	—	3,503,961
Trade receivables	13,438,430	1,550,973	1,101,854	556,298	234,801	710	(13,438,430)	—	3,444,636
Derivative financial instruments	10,888,050	175,655	—	1,561,493	—	809,651	(10,888,050)	—	2,546,799
Inventories	17,310,692	292,335	1,284,773	215,605	—	1	(17,310,692)	—	1,792,714
Sectorial financial assets	—	548,700	—	—	—	—	—	—	548,700
Other financial assets	103,774	2,423	690	—	—	—	(103,774)	—	3,113
Other current assets	8,478,292	1,553,524	193,836	841,417	375,716	3,152,651	(8,478,292)	(1,106,687)	5,010,457
Other non-current assets	13,957,596	1,166,991	209,823	3,528,375	14,378	3,832,013	(13,957,596)	(180,880)	8,570,700
Investments in associates	—	1,630,124	2	312,302	88,656	32,792,891	—	(17,212,606)	17,611,369
Investments in joint ventures	1,321,982	—	—	48,566	—	11,693,876	(1,321,982)	—	11,742,442
Biological assets	3,818,316	—	—	—	—	—	(3,818,316)	—	—
investment properties	—	—	—	—	15,976,126	—	—	—	15,976,126
Contract assets	3,108,696	1,041,421	10,684	—	—	—	(3,108,696)	—	1,052,105
Right-of-use assets	9,645,522	1,588,292	195,953	7,703,754	3,319	22,200	(9,645,522)	—	9,513,518
Fixed assets	30,144,420	1,255,012	755,955	19,176,386	24	52,597	(30,144,420)	—	21,239,974
Intangible assets	9,677,254	13,299,255	2,679,983	6,664,143	—	6,906	(9,677,254)	—	22,650,287
Loans, borrowings and debentures	(39,634,986)	(10,017,150)	(2,207,028)	(18,964,841)	—	(25,715,635)	39,634,986	—	(56,904,654)
Derivative financial instruments - liabilities	(7,870,706)	(360,784)	(742)	(1,471,795)	—	(1,581,824)	7,870,706	—	(3,415,145)
Suppliers	(20,150,654)	(1,534,041)	(1,494,568)	(1,084,931)	(68,422)	(2,563)	20,150,654	—	(4,184,525)
Employee benefits payables	(966,452)	(301,560)	(147,313)	(318,550)	—	(61,906)	966,452	—	(829,329)
Sectorial financial liabilities	—	(1,810,698)	—	—	—	—	—	—	(1,810,698)
Other current liabilities	(10,642,734)	(1,703,128)	(336,080)	(1,583,216)	(182,298)	(1,239,688)	10,642,734	571,201	(4,473,209)
Lease liabilities	(11,304,874)	(1,636,943)	(198,964)	(3,406,843)	(3,502)	(29,542)	11,304,874	—	(5,275,794)
Other non-current liabilities	(12,284,662)	(2,678,578)	(580,103)	(6,537,271)	(543,490)	(2,367,850)	12,284,662	716,444	(11,990,848)
Total assets (net of liabilities) allocated by segment	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180
Total assets	130,158,484	28,836,504	7,284,919	49,238,439	16,972,327	56,033,366	(130,158,484)	(18,500,173)	139,865,382

Shareholders’ equity attributable to:
Controlling shareholders	26,561,384	5,798,294	1,624,273	4,766,403	5,023,574	20,955,291	(26,561,384)	(17,212,528)	20,955,307
Non-controlling shareholders	742,032	2,995,328	695,848	11,104,589	11,151,041	4,079,067	(742,032)	—	30,025,873
Total shareholders’ equity	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180

(i)	For additional information of the Moove segment see note 4.4.

51

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2022 (Restated)
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Balance sheet items:
Cash and cash equivalents	4,902,800	3,403,634	865,370	7,385,421	25,582	1,621,709	(4,902,800)	—	13,301,716
Marketable securities	126,206	578,358	62,919	840,061	217,061	20,401,367	(126,206)	—	22,099,766
Trade receivables	10,316,720	1,931,205	1,101,336	578,324	314,834	1,843	(10,316,720)	—	3,927,542
Derivative financial instruments - assets	7,023,284	391,863	—	874,843	—	2,885,046	(7,023,284)	—	4,151,752
Inventories	16,043,114	133,881	1,509,357	225,813	—	8	(16,043,114)	—	1,869,059
Sectorial financial assets	—	342,333	—	—	—	—	—	—	342,333
Other financial assets	230,780	277	450	—	—	88,511	(230,780)	—	89,238
Other current assets	10,285,568	1,037,586	405,314	724,415	74,623	1,690,662	(10,285,568)	(1,042,433)	2,890,167
Other non-current assets	8,938,318	897,654	297,616	3,385,624	7,643	3,041,082	(8,938,318)	(266,513)	7,363,106
Investments in associates	—	2,525,292	—	381,469	74,505	16,118,992	—	(16,186,315)	2,913,943
Investments in joint ventures	1,371,430	—	—	—	—	11,221,356	(1,371,430)	—	11,221,356
Biological assets	3,254,850	—	—	—	9,992	—	(3,254,850)	—	9,992
investment properties	—	—	—	—	14,103,060	—	—	—	14,103,060
Contract assets	3,297,856	1,110,335	8,380	—	—	—	(3,297,856)	—	1,118,715
Right-of-use assets	9,556,152	83,059	170,120	7,732,284	3,584	23,822	(9,556,152)	—	8,012,869
Fixed assets	25,210,448	671,573	805,377	17,049,188	34	422,264	(25,210,448)	—	18,948,436
Intangible assets	9,337,192	12,015,135	2,854,874	6,774,306	—	477,627	(9,337,192)	—	22,121,942
Loans, borrowings and debentures	(33,551,302)	(8,278,839)	(2,862,154)	(16,758,088)	—	(25,088,135)	33,551,302	—	(52,987,216)
Derivative financial instruments - liabilities	(4,909,074)	(400,351)	(18,146)	(1,412,945)	—	(3,459,490)	4,909,074	—	(5,290,932)
Suppliers	(18,789,160)	(1,842,810)	(1,602,936)	(746,433)	(71,684)	(115,988)	18,789,160	—	(4,379,851)
Employee benefits payables	(837,208)	(193,585)	(112,590)	(296,833)	—	(56,513)	837,208	—	(659,521)
Sectorial financial liabilities	—	(1,616,616)	—	—	—	—	—	—	(1,616,616)
Other current liabilities	(7,176,122)	(779,928)	(397,704)	(1,786,009)	(905,816)	(1,235,770)	7,176,122	484,407	(4,620,820)
Lease liabilities	(10,568,042)	(76,606)	(166,651)	(3,254,011)	(3,708)	(31,182)	10,568,042	—	(3,532,158)
Other non-current liabilities	(7,983,554)	(3,326,667)	(571,672)	(6,286,975)	(465,486)	(3,402,216)	7,983,554	824,537	(13,228,479)
Total assets (net of liabilities) allocated by segment	26,080,256	8,606,783	2,349,260	15,410,454	13,384,224	24,604,995	(26,080,256)	(16,186,317)	48,169,399
Total assets	109,894,718	25,122,185	8,081,113	45,951,748	14,830,918	57,994,289	(109,894,718)	(17,495,261)	134,484,992

Shareholders’ equity attributable to:
Controlling shareholders	22,507,108	5,738,714	1,647,259	4,613,308	4,187,415	20,652,788	(22,507,108)	(16,186,317)	20,653,167
Non-controlling shareholders	3,573,148	2,868,069	702,001	10,797,146	9,196,809	3,952,207	(3,573,148)	—	27,516,232
Total shareholders’ equity	26,080,256	8,606,783	2,349,260	15,410,454	13,384,224	24,604,995	(26,080,256)	(16,186,317)	48,169,399

52

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

4.1 NET SALES BY SEGMENT
	12/31/2023	12/31/2022 (Restated)
Reported segment
Raízen
Ethanol	23,312,258	29,652,112
Sugar	29,070,524	23,695,768
Gasoline	66,267,702	66,586,914
Diesel	90,281,586	106,684,577
Cogeneration	3,724,090	3,688,108
Other	9,037,138	13,986,243
	221,693,298	244,293,722
Compass
Natural gas distribution
Industrial	11,411,212	12,945,164
Residential	2,202,348	2,200,849
Cogeneration	710,288	943,907
Automotive	592,917	928,468
Commercial	820,685	814,962
Construction revenue	1,494,142	1,217,818
Others	535,735	429,493
	17,767,327	19,480,661
Electricity trading	—	238,544
	17,767,327	19,719,205

Moove
Finished product	7,480,150	8,094,216
Base oil	772,632	596,443
Services	1,825,844	289,418
	10,078,626	8,980,077

Rumo
North operations	8,346,314	7,635,243
South operations	2,032,703	1,739,391
Container operations	558,699	466,874
	10,937,716	9,841,508

Radar
Lease and sale of lands	743,411	834,616

Reconciliation
Cosan Corporate	2,709	10,416

Deconsolidation of joint venture, adjustments and eliminations	(221,754,590)	(244,356,758)
Total	39,468,497	39,322,786

53

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

4.2. INFORMATION ON GEOGRAPHICAL AREA

	Net sales		Other non-current assets
	12/31/2023	12/31/2022 (Restated)	12/31/2023	12/31/2022 (Restated)
Brazil	33,816,723	33,714,249	12,584,481	11,957,039
Europe (i)	3,050,235	3,080,840	8,969	7,762
Latin America (ii)	144,853	697,117	3,275	7,294
North America (iii)	2,456,686	1,770,487	10,087	17,173
Asia and other	—	60,093	—	—
Total	39,468,497	39,322,786	12,606,812	11,989,268

Main countries:
(i) England, France, Spain and Portugal;
(ii) Argentina, Bolivia, Uruguay and Paraguay, and
(iii) United States of America.

4.3. MAIN CUSTOMERS

As at December 31, 2023, the subsidiary Rumo had a client who individually contributed a portion of 10.42% of its net operating revenue, with an approximate amount of R$1,213,263. In 2022, this same client individually contributed a portion of 9.89% of the subsidiary's net operating revenue with an approximate amount of R$858,831.

4.4 ADDITIONAL INFORMATION RELATED TO THE MOOVE SEGMENT

As presented above, Moove has operations in Brazil, Latin America, Europe and North America.

In 2023, the table below demonstrates certain financial information summed up from legal entities located in the United States of America (US) and the United Kingdom (UK) in the context of the Company’s individual and consolidated financial statements.

Financial statements	US and UK combined	Cosan consolidated	%
Assets (i)	4,769,269	139,865,382	3%
Net revenue (i)	4,902,335	39,468,497	12%
Net income	(122,593)	4,884,744	(3%)

Financial statements	US and UK combined	Cosan consolidated	%
Shareholders' equity (ii)	883,797	20,955,307	4%
Interest in earnings of associates	(105,460)	2,236,069	(5%)
Net income	(122.593)	1,094,391	(11%)

(i)	Amounts do not include the assets and net revenue of the jointly controlled subsidiary Raízen, as this subsidiary is not consolidated within the Company.
(ii)	Corresponding to the investment in legal entities located in the United States of America and the United Kingdom, which makes up Cosan's total investment in Moove of R$1,626,216 thousand, shown in explanatory note 9.1.

54

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)
5.  FINANCIAL ASSETS AND LIABILITIES

Accounting policy:

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus (in case of a financial asset that is not measured at fair value through profit and loss) transaction costs, except for those measured at amortized cost and maintained within a business model with the goal of obtaining contractual cash flows that meet the principal and interest only criterion.

Debt financial instruments are subsequently measured at fair value through profit and loss, amortized cost or fair value through other comprehensive income.

The classification is based on two criteria: (i) the Company's business model for managing the assets; and (ii) whether the contractual cash flows from the instruments represent only principal and interest payments on the outstanding principal amount.

The Company started recognizing its financial assets at amortized cost for financial assets held within a business model with the objective of obtaining contractual cash flows that satisfy the "Principal and Interest" criterion. This category includes trade receivables, cash and cash equivalents, receivables from related parties, other financial assets, dividends and interest on equity receivable, and other financial assets.

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or market convention (regular trades) are recorded on the trade date, i.e., the date on which the Company enters into an agreement to buy or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from these assets have expired or when the Company has transferred substantially all risks and rewards associated with ownership.

Financial liabilities are categorized based on whether they are measured at amortized cost or fair value through profit and loss. A financial liability is categorized as measured at fair value through profit and loss if it is held for trading, is a derivative, or was designated as such upon initial recognition. Financial liabilities are measured at fair value and the net result, including interest, is included in the income (loss). Other financial liabilities are subsequently measured using the effective interest method at their amortized cost. Interest expense and foreign exchange gains and losses are accounted for in the financial result.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired, or when its terms are modified and the cash flows of the modified liability are materially different, in which case a new financial liability is recognized at fair value based on the modified terms. Any gain or loss on derecognition is accounted for in the income (loss).

55

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Financial assets and liabilities are stated as classified below:

		Parent Company		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Assets
Fair value through profit and loss
Cash and cash equivalents	5.2	1,667,155	759,965	3,298,142	1,134,030
Marketable securities	5.3	705,777	724,050	3,503,961	22,099,766
Derivative financial instruments	5.6	157,816	1,368,809	2,546,799	4,151,752
Other financial assets		—	—	3,113	89,238
		2,530,748	2,852,824	9,352,015	27,474,786
Amortized cost
Cash and cash equivalents	5.2	102,821	588,496	11,360,339	12,167,686
Trade receivables	5.7	—	—	3,444,636	3,927,542
Restricted cash	5.3	81,621	35,039	203,252	139,933
Receivables from related parties	5.8	348,096	737,340	340,091	476,542
Sectorial financial assets	5.10	—	—	548,700	342,333
Dividends and interest on equity receivable	17	319,135	609,456	255,777	161,147
		851,673	1,970,331	16,152,795	17,215,183
Total		3,382,421	4,823,155	25,504,810	44,689,969
Liabilities
Amortized cost
Loans, borrowings and debentures		(13,496,324)	(5,475,628)	(33,952,162)	(21,620,197)
Trade payables	5.9	(2,431)	(115,146)	(4,184,525)	(4,379,851)
Consideration payable		—	—	(203,094)	(223,960)
Other financial liabilities		—	—	(476,895)	(954,547)
Leases	5.5	(29,543)	(30,365)	(5,275,794)	(3,532,158)
Concession payable	13	—	—	(3,565,373)	(3,351,410)
Related parties payable	5.8	(6,648,867)	(10,458,897)	(323,238)	(387,736)
Dividends payable	17	(276,065)	(279,979)	(549,054)	(892,006)
Sectorial financial liabilities	5.10	—	—	(1,810,698)	(1,616,616)
Installment of tax debts	14	(211,226)	(202,140)	(217,348)	(208,760)
		(20,664,456)	(16,562,155)	(50,558,181)	(37,167,241)
Fair value through profit and loss
Loans, borrowings and debentures		—	—	(22,952,492)	(31,367,019)
Derivative financial instruments	5.6	(645,985)	(618,947)	(3,415,145)	(5,290,932)
		(645,985)	(618,947)	(26,367,637)	(36,657,951)
Total		(21,310,441)	(17,181,102)	(76,925,818)	(73,825,192)

(i)	The Company's subsidiaries have operations that seek ways to improve working capital efficiency and generally negotiate the extension of payment terms with their suppliers and enter into structured payment agreements (also known as reverse factoring or cashed risk) with intermediaries third parties, such as financial institutions.
As at December 31, 2023, the balance advanced by Rumo and Moove with financial institutions was R$342,276 and R$175 (R$817,869 and R$64,099 as at December 31, 2022), respectively. These operations had top-tier banks as counterparties, at an average rate of 12.42% per year (14.53% per year as at December 31, 2022) for Rumo and CDI + 2.5% per year (CDI + 2.5% per year as at December 31, 2022) for Moove. The average term of these operations, which are recorded at present value at the previously mentioned rate, is around 111 and 103 days (109 and 102 days as at December 31, 2022), respectively. Financial charges embedded in the transaction are recorded in the financial result, representing R$95,356 in the year ended December 31, 2023 (R$96,752 as of December 31, 2022).
The settlement flow of the balance of credits assigned by suppliers to financial agents is classified in the statement of cash flows in operating activities, as it better represents the cash expenditure from the perspective of the Company's operations.

56

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.1. RESTRICTIVE CLAUSES

Under the terms of the main loan lines, the Company and its subsidiaries are required to comply with the following financial clauses:

Company	Debt	Triggers	Ratios
Cosan Corporate
Cosan S.A.	* 1st issue debenture	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	2.42
Cosan Luxembourg S.A.	* Senior Notes 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.00
	* Senior Notes 2029
	* Senior Notes 2030
Compass
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.17
Comgás S.A.	* Debenture 4th to 9th issues	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.32
	* BNDES
	* Resolution 4131
Sulgás	* BNDES	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	(0.02)
		Short-term debt / Total debt (iii) cannot exceed 0.8x	0.69
Moove
MLH	*Syndicated Loan	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.13
		ICSD (x) cannot be less than 2.5x at the end of each quarter	5.25
Rumo
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (viii)	ICJ (ix) = EBITDA(ii) / Financial result (v) cannot be less than 2.0x	3.84
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.81
	* ECA
Rumo Luxembourg S.à r.l.	* Senior Notes 2028 (vi)	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.81
	* Senior Notes 2032 (vii)
	* Debentures (vii)
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	1.18

57

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt is composed of current and non-current loans, financing and debentures, obligations with preferred shareholders in subsidiaries (“Gross Debt”), net of cash and cash equivalents, marketable securities and derivative financial instruments on debt.
(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.
(iii)	Total debt is the sum of current and non-current loans, borrowings and debentures, and current and non-current derivative financial instruments.
(iv)	Net debt and EBITDA Proforma, including the equivalent of 50% of the joint venture financial information as determined in the contracts. Net debt and EBITDA Proforma are a non-GAAP measure. EBITDA Proforma corresponds to the accumulated period of the last 12 months. For senior Notes covenants the values of unrestricted subsidies are excluded.
(v)	The financial result of net debt is represented by the cost of net debt.
(vi)	Senior Notes due 2028 was the first green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.

(vii)	Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The company is subject to a step-up of 25 basis points from July 2027 if it does not reach this target, which would increase the interest rate to 4.45% per year.
(viii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio limited to 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.

(ix)	Interest Coverage Ratio (“ICJ”).
(x)	Debt Service Coverage Ratio.
58

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company has non-financial covenants controlled for the Debentures in which a Financial Statement is expected to be issued within 90 days, and after 90 days the Company has another 30 days of “cure” period to carry out the issuance and not breach with the obligation towards debenture holders. Therefore, with the issuance of the Financial Statements on April 26, 2024, the Company is within the cure period and has no breach of agreements.

5.2. CASH AND CASH EQUIVALENTS

Accounting policy:

Cash and cash equivalents consist of cash on hand, demand deposits, and highly liquid investments with maturities of three months or less from the date of acquisition and are subject to an insignificant risk of devaluation.

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Cash and bank accounts	251	147	209,479	307,819
Savings account	102,400	184,386	431,011	974,198
Financial Investments	1,667,325	1,163,928	14,017,991	12,019,699
	1,769,976	1,348,461	14,658,481	13,301,716

Financial investments include the following:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Investment fund
Repurchase Agreements (i)	1,667,155	759,965	3,259,210	1,181,280
Certificate of bank deposits	—	—	—	123,052
Other investments	—	—	38,932	—
	1,667,155	759,965	3,298,142	1,304,332
Bank Investments
Repurchase agreements	—	—	616,633	96,841
Certificate of bank deposits - CDB	—	403,823	9,807,983	10,396,376
Other	170	140	295,233	222,150
	170	403,963	10,719,849	10,715,367
	1,667,325	1,163,928	14,017,991	12,019,699

(i) The repurchase agreements are allocated to the WG Renda Fixa Crédito Privado Fundo de Investimento (“WG”), which was created in the form of an open condominium and is managed by Itaú Unibanco Asset Management Ltda. (“Itaú Asset”). The fund's portfolio is composed of investments in public bonds and repurchase agreements backed by federal public bonds.

The Company's onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of December 31, 2023, and December 31, 2022. Offshore financial investments are remunerated at rates around 100% of the Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is in 5.12.

59

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

Accounting policy:

The valuation and classification of marketable securities are based on their fair value, as determined by the financial result. Securities consist of all equity instruments with readily ascertainable fair values. The fair values of equity instruments are deemed readily determinable if the securities are listed or if a current market value or fair value can be determined even without a direct listing (for example, prices of shares in mutual funds).

Restricted cash is measured and classified at amortized cost, with an average maturity of between two and five years for government bonds, but they can be redeemed quickly and are subject to an insignificant risk of change in value.

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Marketable securities
Financial investment in listed entities (i)	—	—	—	19,586,193
Government securities (ii)	705,777	724,050	3,107,813	2,059,325
Certificate of bank deposits (CDB)	—	—	300,142	363,145
ESG Funds	—	—	96,006	91,103
	705,777	724,050	3,503,961	22,099,766
Current	705,777	724,050	3,407,955	2,422,470
Non-current	—	—	96,006	19,677,296
Total	705,777	724,050	3,503,961	22,099,766
Restricted cash
Securities pledged as collateral	81,621	35,039	203,252	139,933
	81,621	35,039	203,252	139,933
Current	—	—	7,860	8,024
Non-current	81,621	35,039	195,392	131,909
Total	81,621	35,039	203,252	139,933

(i)	After obtaining significant influence in Vale S.A, the balances of financial assets were transferred to investments in subsidiaries and associates. See more details in note 1.1.
(ii)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody, or “SELIC”, with a yield of approximately 100% of the CDI.

60

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.4. LOANS, BORROWINGS AND DEBENTURES

Accounting policy:

Initial measurement is at fair value, net of transaction costs, and subsequent measurement is at amortized cost.

When the obligation specified in the contract is satisfied, canceled, or expires, they are derecognized. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-monetary assets transferred or liabilities assumed, is recorded as other financial revenue or expense in the income statement.

Classified as current liabilities unless there is an unconditional right to defer settlement for at least one year after the date of the balance sheet.

Initial measurement of financial guaranteed contracts issued by the Company is at fair value, and if not designated at fair value in the financial result, the financial guarantee contracts are subsequently measured at the higher amount between:

  the amount of the obligation under the contract; and
  the amount initially recognized less, as applicable, the accumulated amortization recognized according to revenue recognition policies.

a)      Composition

	Finance Charges			Parent Company
Description	Index	Annual Interest Rate	Currency	12/31/2023	12/31/2022	Maturity	Objective
No Warranty
Debentures	CDI + 2.65%	14.61%	Real	1,208,141	1,819,837	Aug-25	Investments
	CDI + 1.65%	13.49%	Real	784,475	787,519	Aug-28	Capital management
	CDI + 1.50%	13.32%	Real	406,471	407,308	May-28	Capital management
	CDI + 1.90%	13.77%	Real	1,117,966	1,120,577	May-32	Capital management
	CDI + 2.00%	13.88%	Real	942,010	946,379	Aug-31	Capital management
	CDI + 2.40%	14.33%	Real	1,020,673	—	Apr-28	Capital management
	CDI + 2.40%	14.33%	Real	998,542	—	Jun-28	Capital management
	CDI + 1.80%	13.66%	Real	1,260,684	—	Jan-31	Capital management
	IPCA + 5.75%	10.43%	Real	412,478	394,008	Aug-31	Capital management
	8.02% + exchange rate variation (i)	16.04%	Dollar	1,451,867	—	Sep-29	Capital management
	7.52% base 360	7.52%	Dollar	2,897,097	—	Jun-30	Capital management
Commercial bank notes	CDI + 1.75%	13.60%	Real	547,755	—	Dec-28	Capital management
	CDI + 1.80%	13.66%	Real	448,165	—	Jan-31	Capital management
Total				13,496,324	5,475,628
Current				800,987	802,549
Non-current				12,695,337	4,673,079

(i)	The operation has an interest rate for the first interest flow of 16.04% per year, while for the other flows it will be 8.02% per year.

61

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Finance Charges			Consolidated
Description	Index	Currency	Annual interest rate	12/31/2023	12/31/2022	Maturity	Objective	Segments
With guarantee
Resolution 4131
	Prefixed	Euro	—	—	868,367	Oct-24	Investments	Cosan Corporate
	Prefixed	Yen	—	—	578,708	Oct-24	Investments	Cosan Corporate
	Prefixed	Euro	3.20%	860,658	2,009,452	Oct-25	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	602,487	1,338,697	Oct-25	Investments	Cosan Corporate
	Prefixed	Euro	3.40%	1,954,022	1,966,061	Oct-26	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	1,135,226	1,309,330	Oct-26	Investments	Cosan Corporate
	Prefixed	Euro	3.56%	812,496	816,172	Oct-27	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	470,951	543,160	Oct-27	Investments	Cosan Corporate
BNDES	URTJLP	Real	8.60%	2,210,390	2,221,900	Jul-31	Investments	Rumo
	Prefixed	Real	6.00%	128,494	280,919	Dec-24	Investments	Rumo
	Prefixed	Real	3.50%	29	378	Jan-24	Investments	Rumo
	IPCA + 5.74%	Real	10.42%	295,058	—	Dec-36	Investments	Compass
	IPCA + 6.01%	Real	10.71%	304,276	—	Dec-36	Investments	Compass
	99.98% of the CDI	Real	7.82%	1,547,664	1,653,501	Jun-34	Investments	Compass
	IPCA + 4.10%	Real	8.71%	112,946	131,885	Apr-29	Investments	Compass
	IPCA + 5.74%	Real	10.42%	598,752	544,925	Dec-36	Investments	Compass
Export credit note	CDI + 1.03%	Real	15.39%	78,965	98,003	Feb-26	Investments	Rumo
	CDI + 2.25%	Real	15.16%	60,774	62,760	May-26	Investments	Rumo
	CDI + 2.20%	Real	14.20%	30,252	—	Mar-26	Capital management	Rumo
	CDI + 2.07%	Real	14.85%	52,101	50,467	Mar-25	Capital management	Rumo
	CDI + 0.80%	Real	-	—	355,770	Dec-23	Investments	Rumo
	SOFR + 1.30%	Dollar	6.65%	487,544	—	Jan-25	Investments	Rumo
Bank credit note	IPCA	Real	5.41%	954,205	806,028	Jan-48	Investments	Rumo
Debentures	CDI + 1.79%	Real	13.65%	753,435	754,785	Jun-27	Investments	Rumo
	CDI + 1.30%	Real	13.10%	759,390	759,175	Oct-27	Investments	Rumo
	IPCA + 4.77%	Real	9.41%	773,556	632,440	Jun-31	Investments	Rumo
Export Credit Agency (“ECA”)	Euribor + 0.58%	Euro	4.52%	48,849	68,455	Sep-26	Investments	Rumo
	IPCA + 4.10%	Real	10.63%	140,016	73,717	Jan-30	Investments	Compass
				15,172,536	17,925,055
No Warranty
	Prefixed	Pound	-	—	125,707	Dec-23	Investments	Moove
Resolution 4131	Prefixed	Dollar	5.50%	31,920	45,124	Mar-25	Investments	Moove
	Prefixed	Dollar	-	—	395,285	May-23	Investments	Compass
	Prefixed	Dollar	2.13%	943,486	1,000,957	Feb-25	Investments	Compass
	Prefixed	Dollar	4.04%	734,191	—	May-26	Investments	Compass
	Prefixed	Dollar	1.36%	362,774	377,705	Feb-24	Investments	Compass
Perpetual Notes	Prefixed	Dollar	8.25%	2,451,160	2,641,732	Nov-40	Acquisition	Cosan Corporate
Senior Notes Due 2027	Prefixed	Dollar	7.00%	2,016,330	3,587,265	Jan-27	Acquisition	Cosan Corporate
Senior Notes Due 2028	Prefixed	Dollar	5.25%	2,178,449	2,196,083	Jan-28	Acquisition	Rumo
Senior Notes Due 2029	Prefixed	Dollar	5.50%	3,622,922	3,953,564	Sep-29	Acquisition	Cosan Corporate
Senior Notes Due 2030	Prefixed	Dollar	7.50%	2,642,023	—	Jun-30	Capital management	Cosan Corporate
Senior Notes Due 2032	Prefixed	Dollar	4.20%	2,066,885	2,124,051	Jan-32	Acquisition	Rumo
Prepayment	3M Libor + 1.00%	Dollar	-	—	104,667	Oct-23	Capital management	Moove
	1.27%	Dollar	-	—	151,871	Jul-23	Capital management	Moove

62

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Finance Charges			Consolidated
Description	Index	Currency	Annual interest rate	12/31/2023	12/31/2022	Maturity	Objective	Segments
Debentures	IPCA + 4.68%	Real	9.32%	396,201	518,680	Feb-26	Investments	Rumo
	IPCA + 4.50%	Real	9.13%	1,596,910	1,523,382	Jun-31	Investments	Rumo
	IPCA + 3.60%	Real	8.19%	413,881	367,476	Dec-30	Capital management	Rumo
	CDI + 2.65%	Real	14.61%	1,208,141	1,819,837	Aug-25	Investments	Cosan Corporate
	IPCA + 6.80%	Real	11.53%	1,004,762	893,852	Apr-30	Investments	Rumo
	IPCA + 3.90%	Real	8.50%	1,113,820	1,048,252	Oct-29	Investments	Rumo
	IPCA + 5.73%	Real	10.41%	551,709	537,261	Oct-33	Investments	Rumo
	IPCA + 4.00%	Real	8.61%	1,077,141	941,203	Dec-35	Investments	Rumo
	IPCA + 4.54%	Real	9.17%	254,232	80,987	Jun-36	Investments	Rumo
	IPCA + 5.99%	Real	10.69%	470,177	435,780	Jun-32	Investments	Rumo
	IPCA + 5.76%	Real	10.45%	753,439	—	Aug-29	Investments	Rumo
	IPCA + 6.18%	Real	10.88%	749,252	—	May-33	Investments	Rumo
	IPCA + 5.87%	Real	-	—	907,366	Dec-23	Investments	Compass
	IPCA + 4.33%	Real	8.95%	554,147	523,837	Oct-24	Investments	Compass
	IGPM + 6.10%	Real	6.10%	359,639	372,171	May-28	Investments	Compass
	CDI + 1.90%	Real	13.77%	1,117,966	1,120,577	May-32	Investments	Cosan Corporate
	CDI + 1.50%	Real	13.32%	406,471	407,308	May-28	Investments	Cosan Corporate
	CDI + 1.95%	Real	13.83%	735,565	824,866	Aug-24	Investments	Compass
	CDI + 1.45%	Real	13.27%	399,457	399,616	Dec-26	Investments	Compass
	CDI + 1.55%	Real	13.38%	1,764,022	—	Nov-30	Investments	Compass
	109.20% of the CDI	Real	9.78%	550,342	491,153	Aug-31	Investments	Compass
	IPCA + 7.36%	Real	12.12%	80,960	114,014	Dec-25	Investments	Compass
	IPCA + 5.22%	Real	9.88%	533,854	467,841	Aug-36	Investments	Compass
	CDI + 1.65%	Real	13.49%	784,475	787,519	Aug-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	14.33%	1,020,673	—	Apr-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	14.33%	998,542	—	Jun-28	Capital management	Cosan Corporate
	CDI + 2.00%	Real	13.88%	942,011	946,379	Aug-31	Capital management	Cosan Corporate
	CDI + 1.80%	Real	13.66%	1,260,684	—	Jan-31	Capital management	Cosan Corporate
	IPCA + 5.75%	Real	10.43%	412,478	394,008	Aug-31	Capital management	Cosan Corporate
Capital Management	CDI + 1.60%	Real	-	—	100,170	Jun-23	Capital management	Moove
	SOFR + 1.50%	Dollar	1.50%	2,175,107	2,334,615	May-27	Acquisition	Moove
Commercial bank notes	CDI + 1.75%	Real	13.60%	547,755	—	Dec-28	Capital management	Cosan Corporate
	CDI + 1.80%	Real	13.66%	448,165	—	Jan-31	Capital management	Cosan Corporate
				41,732,118	35,062,161

Total				56,904,654	52,987,216

Current				4,882,398	4,542,205
Non-current				52,022,256	48,445,011

63

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in the explanatory note 5.6.

To calculate the average rates, on an annual basis, the average annual CDI rate of 11.65% per year was considered. (13.65% per year. As at December 31, 2022) and TJLP of 6.55% per year. (7.20% per year as at December 31, 2022).

All debts with maturity dates denominate in foreign currency are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

Loans, borrowings and debentures that are classified as non-current have the following maturities:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
1 to 2 years	569,067	571,971	4,800,498	4,534,638
2 to 3 years	—	571,564	6,255,752	6,663,907
3 to 4 years	360,698	—	6,626,698	5,631,841
4 to 5 years	3,319,442	372,687	7,554,468	8,550,932
5 to 6 years	3,327,245	772,925	8,143,128	4,836,087
6 to 7 years	3,101,714	428,001	6,777,099	6,527,516
7 to 8 years	1,650,648	794,668	2,599,593	2,180,672
Over 8 years	366,523	1,161,263	9,265,020	9,519,418
	12,695,337	4,673,079	52,022,256	48,445,011

 b)      Movement

	Parent Company	Consolidated
At January 1, 2022	8,164,256	45,659,037
Business combination	—	12,825
Funding	9,450,210	23,886,960
Amortization of principal	—	(15,278,378)
Interest payment	(830,380)	(3,441,978)
Transfer	(12,196,109)	—
Interest, foreign exchange variation and fair value	887,651	2,148,750
Balance as of December 31, 2022	5,475,628	52,987,216
Funding	8,636,528	12,785,628
Amortization of principal	(579,942)	(8,054,763)
Interest payment	(973,919)	(3,552,292)
Payment of interest on work in progress	—	(288,569)
Interest, foreign exchange variation and fair value	938,029	3,027,434
Balance as of December 31, 2023	13,496,324	56,904,654

64

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)      Guarantees

The subsidiary Rumo has entered into financing contracts with development banks, intended for investments with a bank guarantee, according to each contract, with an average cost of 0.70% per year or by real guarantees (assets) and escrow account. As of December 31, 2023, the balance of bank guarantees contracted was R$3,120,034 (R$3,037,453 as of December 31, 2022).

The subsidiary CLI has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and guarantee with top-tier banks for payment to third parties, with an average annual cost of 3.90%. As at December 31, 2023, the balance of contracted guarantees was R$31,931 (R$ 44,813 as at December 31, 2022).

The subsidiary Cosan Oito has loans in foreign currency (Resolution 4,131) with top banking institutions, which are guaranteed by 100% of the Vale shares that are in the Collar structure.

d)      Available credit line

As of December 31, 2023, the Company had credit lines with banks rated AA, which were not used, in the amount of R$2,102,756 (R$3,052,287 as of December 31, 2022). The use of these lines of credit is subject to certain contractual conditions.

e)      Offset of assets and liabilities

INTERNALIZATION OF SENIOR NOTES 2030

In June 2023, the Company, through its subsidiary Cosan Luxembourg S.A. (“Cosan Lux”), carried out an offering of senior notes in the amount of US$550,000 thousand with a coupon of 7.50% and maturing in 2030 (“Senior Notes 2030”).

On September 29, 2023, the Company internalized the remaining resources arising from this debt, through the issuance of debentures by Cosan S.A., referenced in US dollars in the amount of R$ 1,491 million (equivalent to US$ 300,000 thousand), with coupon annual rate of 16.04% per year for first interest payment and 8.02% per year for the others. In return, Cosan Luxembourg contracted a Total Return Swap (“TRS”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 15.52% per year for the first interest remuneration and 7.50% per year for the others, which has the 7th issue of the debenture as the underlying asset.

INTERNALIZATION OF SENIOR NOTES 2029

In July 2019, Cosan Limited ("Cosan Limited") held a senior Notes offer for a total volume of US$750,000, equivalent to R$4,147,650, with a coupon of 5.5% and expiry date 2029 ("Bond 2029").

The Company carried out the reverse incorporation of Cosan Limited, approved in January 2021, being certain that the Company succeeded Cosan Limited in all rights and obligations arising, as amended in the First Supplemental Indenture, dated February 2021.

Subsequently, the Company ceded its rights and obligations to Cosan Luxembourg ("Cosan Lux") pursuant to the Second Supplemental Indenture, dated May 2022, in conjunction with the Third Supplemental Indenture, dated July 2022. In the assignment of rights, the Company and Cosan Lux signed a mutual contract (July 2022), with the commitment of payment by the Company in the amount of interest and principal, exactly equal to Bond 2029. Two additions were made, where the Company prepaid US$30,000, equivalent to R$164,250, and US$121,313, equivalent to R$641,090, made in July and August 2022, respectively. The balance of the main contract was US$ 598,687 thousand, equivalent to R$ 2,919,557.

In this structure that was in place, Cosan remitted interest to Cosan Lux, which was subject to the Withholding Income Tax ("IRRF"). Given this scenario, the Company evaluated alternatives for an Internalization of senior Notes debt and in December 2023 carried out the Hospitalization operation with Banco Santander acquiring a position in a Total Return Swap ("TRS") with Banco Santander (Brazil) S.A. Grand Cayman Branch ("Santander Cayman"), which will have as underlying asset foreign exchange debentures, referenced in USD, issued by the Company, in the amount of US$598,000, equivalent to R$2,919,557, pursuant to CVM Resolution 160 ("Debentures") which were fully subscribed by Banco Santander (Brazil) S.A. ("Santander"), and with this the total liquidation of the intercompany was carried out, remitting the recourse to Cosan Lux, and acquiring the position of TRS.

Since the Company has the legally enforceable right to offset the amounts and have the intention to settle them simultaneously, for consolidation purposes, the Company made the compensation in the balance sheet of the asset related to the contracting of TRS with the debt liability arising from the debentures, presenting them at net value, and their respective impacts on the income statement. In this way, sensitivity analysis is also not performed because both transactions have no risk to the Company.

65

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	Gross value	Compensated amount	Net value
TRS (Notional)	4,347,487	(4,347,487)	—
TRS (Interest)	6,704	(6,704)	—
	4,354,191	(4,354,191)	—

Debentures principal and exchange rate variation) (i)	(4,347,487)	4,347,487	—
Debentures (interest)	(6,704)	6,704	—
	(4,354,191)	4,354,191	—

(i)	The amounts are equivalent to US$898,000 thousand, with the PTAX conversion rate of September 29,2023 being R$4.8413.

f)       Fair value and exposure to financial risk

The fair value of loans is determined by discounting future cash flows at their implied discount rate. Due to the use of unobservable inputs, including own credit risk, they are classified as fair value at level 2 of the hierarchy (Note 5.12).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

66

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.5. LEASES

Accounting policy:

Upon inception or modification of a contract, the Company assesses whether the contract is or contains a lease.

The lease liability is initially measured at the present value of the lease payments that are not made on the commencement date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined easily, at the Company's incremental borrowing rate. The Company's incremental borrowing rate is generally used as the discount rate.

The lease payments included in calculating the lease liability are as follows:

  fixed payments, including fixed payments in essence;
  index or rate dependent variable lease payments, which are initially calculated using the index or rate at the start date;
  amounts expected to be paid by the lessee under residual value guarantees; and
  the purchase option exercise price if the lessee is reasonably certain to exercise that option, and the payment of lease termination penalties if the lease term reflects the lessee's option to terminate the lease.

To calculate the incremental borrowing rate, the Company:

  where possible, uses the most recent third-party financing received by the individual tenant as a starting point, adjusted to reflect changes in financing terms since the third-party financing was received;
  uses an accrual approach that begins with a credit risk-adjusted risk-free interest rate for leases held by the Company that have not had any recent third-party financing; and
  makes specific adjustments to the lease, e.g., term, country, currency and security.

The incremental (nominal) interest rate used by the Company and its subsidiaries was determined based on interest rates, adjusted for functional currency and the terms of its contracts. Rates between 8.23% and 13.73% were used, according to the term and currency of each contract.

In addition, for the measurement of the lease liability, the Company may account for two or more contracts together provided that:

  have been entered into with the same counterparty or related party of the counterparty; and
  have been concluded at close dates; or
  if the contracts cannot be understood without joint consideration; or
  if they have performance obligations/ interrelated consideration in contracts; or
  if the rights to use the transferred underlying assets in the contracts constitute a single component of the lease.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that generates these payments occurs.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they come into effect. When adjustments to lease payments based on an index or rate come into effect, the lease liability is revalued and adjusted against the right of use asset.

Lease payments are allocated between the principal and the financial cost. The financial cost is debited to profit over the lease period to produce a constant periodic interest rate on the remaining balance of the liability in each period.

Payments associated with short-term leases of equipment and vehicles and all leases of low value assets are recognized by the linear method as an expense in the result. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

In determining the term of the lease, the Company considers all facts and circumstances that create an economic incentive to exercise the option of extension, or not to exercise the option of termination. Extension options (or periods after termination options) are only included in the lease term if there is reasonable certainty that it will be extended (or not terminated).

67

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

For warehouse rentals, retail stores and equipment, the following factors are usually the most relevant:

  If there are significant penalties to terminate (or not extend), the group is usually reasonably certain to extend (or not terminate).
  If any improvements in leased properties are expected to have a significant remaining value, the Company typically has a reasonable certainty of extending (or not terminating).
  Otherwise, the Company considers other factors, including historical rental durations and the costs and business interruption necessary to replace the leased asset.

Most of the extension options in offices and car rentals were not included in the rental liability because the Company could replace the assets without significant cost or business interruption.

The subsequent valuation of the lease liability is at amortized cost, using the effective interest rate method. It is revalued when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts expected to be paid according to the residual value guarantee, if the Company changes its valuation, one the option will be exercised in the purchase, extension or termination or if there is an essentially fixed revised lease payment.

	Parent Company	Consolidated
At January 1, 2022	40,047	3,267,678
Business combination	—	174,229
Additions	542	224,714
Write-offs	(7,769)	(116,157)
Settlement interest and foreign exchange variation	3,437	377,449
Repayment of principal	(5,051)	(400,248)
Payment of interest	(3,933)	(211,611)
Contractual adjustment	3,092	221,077
Transfers between liabilities	—	(4,973)
At December 31, 2022	30,365	3,532,158
Additions (i)	—	1,923,138
Write-offs	—	(15,329)
Settlement interest and foreign exchange variation	7,566	458,507
Repayment of principal	(5,524)	(490,012)
Payment of interest	(3,615)	(236,948)
Contractual adjustment	751	104,280
At December 31, 2023	29,543	5,275,794
Current	8,959	733,063
Non-current	20,584	4,542,731
	29,543	5,275,794

(i)	The addition of the period is mainly composed of the contract related to the charter of the floating storage and regasification unit (“FRSU”) see note 2.

68

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	12/31/2023	12/31/2022
Variable lease payments not included in the recognition of lease obligations	43,115	56,612
Expenses related to short-term leases	37,739	14,986
Low asset leasing costs, excluding short-term leases	5,376	1,445
	86,230	73,043

The lease balances recorded by the Company include the contract for the indirect subsidiary Rumo Malha Central and the amendment to renew the contract for the indirect subsidiary Rumo Malha Paulista, which have an identified implicit rate and are, therefore, readily determinable in such cases. In other words, in these cases the valuation does not generate the distortions in the liabilities and right of use object of CVM Circular Letter 2/2019. This particularity of the Company means that the effects on the balances (of lease liabilities, right of use, financial expenses and depreciation expenses) if the measurement were made by the present value of the expected installments plus projected future inflation, would not are relevant to influence users' decisions and, consequently, to be presented in the financial statements.

The Company recorded lease liabilities at the present value of the installments due, that is, including any tax credits to which it will be entitled at the time of payment of the leases. The potential PIS/COFINS credit included in liabilities as at December 31, 2023, is R$32,244 (R$6,318 as at December 31, 2022).

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

Accounting policy:

Initial recognition of derivatives at fair value occurs on the date a derivative contract is entered into, and derivatives are subsequently remeasured at fair value at the end of each reporting period. Whether subsequent changes in fair value are recorded depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company identifies certain derivatives as:

  fair value hedge of recognized assets or liabilities or of a firm commitment (fair value hedge); or
  hedge of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecasted transactions (cash flow hedge).

At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instruments and the hedged items, including expected changes in the cash flows of the hedging instruments. The Company documents its risk management objective and strategy for hedging transactions. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are immediately registered in the income statement and included in other financial revenue (expenses).

The fair values of derivative financial instruments designated in hedging relationships are disclosed below. The total fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company evaluates, both at the beginning of the hedging relationship and on an ongoing basis, whether the hedging instruments are anticipated to be highly effective in offsetting changes in the fair value or cash flows of the respective attributable hedged items. The actual results of each hedge for the hedged risk fall between 60% and 140%.

The Company maintains a portfolio of energy contracts (purchase and sale) designed to meet supply and demand for energy consumption or supply. In addition, there is a portfolio of forward positions comprising contracts. There is no purchase commitment associated with this portfolio's sales contract.

69

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Considering its policies and risk limits, the Company has the flexibility to manage the contracts in this portfolio in order to profit from changes in market prices. This portfolio contains contracts that may be settled net in cash or another financial instrument (for example: by entering an offsetting contract with the counterparty; or by "unwinding a position" from the contract prior to its exercise or expiration; or shortly after purchase, selling for the purpose of generating a profit from short-term fluctuations in price or gain on resale margin).

These energy purchase and sale transactions occur on an active market and qualify as financial instruments because they are settled at net cash value and are easily convertible to cash. These contracts are treated as derivatives and are recognized in the balance sheet at fair value on the date the derivative is entered into and remeasured at fair value on the balance sheet date.

Financial assets and liabilities are offset, and the net amount is reported in the balance sheet, when there is a legal right to offset the recognized amounts and intent to settle them on a net basis, or when the asset is realized and the liability is settled simultaneously. The legal right must be enforceable in the ordinary course of business and in the event of default, insolvency, or bankruptcy of the company or the counterparty.

The estimated fair value of these derivatives is based in part on price quotations published in active markets, to the extent that such observable market data exists, and in part on valuation techniques that consider: (i) prices established in recent purchase and sale transactions, (ii) margin of risk in the supply, and (iii) projected market price in the availability period. A fair value gain or loss is recognized at the base date whenever the fair value at initial recognition for these contracts differs from the transaction price.

A financial asset previously accounted for in accordance with IFRS 9/CPC 48 may become an investee accounted for by equity when:

•          the investor acquires an additional stake; or

•          There is a change in circumstances that results in obtaining significant influence or joint control.

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

70

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Exchange rate derivatives
Forward agreements (i)	—	—	—	—	6,716	53,012	(147)	(485)
FX option agreements	—	—	—	—	363,098	676,214	30,677	25,360
	—	—	—	—	369,814	729,226	30,530	24,875
Commodity derivatives
Contracts for gas options	—	—	—	—	28,494	—	4,333	—
Option agreements (ii)	—	—	—	—	—	—	—	21,744
	—	—	—	—	28,494	—	4,333	21,744
Interest rate and exchange rate risk
Swap agreements (interest rate) (iii)	7,038,443	9,255,278	(9,945)	(195,017)	7,209,400	9,255,278	(10,686)	(155,518)
Swap agreements (interest and FX) (iv)	10,434,580	7,318,840	(562,802)	901,749	18,260,969	17,191,070	(1,546,736)	790,840
Forward agreements (interest and FX) (v)	126,472	—	(3,720)	—	8,985,594	12,811,427	(939,559)	760,152
Swap agreements (interest and inflation) (iii)	—	—	—	—	14,307,844	10,070,343	853,639	(500,444)
	17,599,495	16,574,118	(576,467)	706,732	48,763,807	49,328,118	(1,643,342)	895,030
Share price risk
Swap agreements - (TRS) (vi)	1,775,341	1,515,827	88,298	43,130	1,775,341	1,515,827	88,297	43,130
Call Spread (v)	—	—	—	—	5,594,212	5,594,212	366,296	1,954,493
Collar (Vale Shares) (v)	—	—	—	—	13,114,720	16,931,662	285,540	(4,078,452)
	1,775,341	1,515,827	88,298	43,130	20,484,273	24,041,701	740,133	(2,080,829)
Total financial instruments			(488,169)	749,862			(868,346)	(1,139,180)
Current assets			54,935	—			202,399	1,086,698
Non-current assets			102,881	1,368,809			2,344,400	3,065,054
Current liabilities			(364,747)	—			(1,250,520)	(1,039,357)
Non-current liabilities			(281,238)	(618,947)			(2,164,625)	(4,251,575)
Total			(488,169)	749,862			(868,346)	(1,139,180)

(i)	To hedge exposures and expenses in foreign currency, the Company and its subsidiaries have foreign exchange forward agreements and/or options indexed to foreign exchange.
(ii)	Call options on Brent for hedging purposes, intended to provide protection in the event that the commodity's price rises above the agreed-upon price due to the Ukraine-Russia war.
(iii)	The Company structured derivatives to protect against exposure to pre-fixed interest in Reais in order to convert such debt into post-fixed debt.
(iv)	The Company and its subsidiary Rumo conduct interest and foreign exchange swap operations, making the Company active in U.S. Dollar + fixed interest and passive in a portion of the CDI. In interest and inflation Swap operations, the Company is active in Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) ("IPCA") + fixed interest and passive in CDI percentage.
(v)	The Company structured derivatives, as described in Note 1.1, to protect against price fluctuations in Vale's shares.
(vi)	The Company entered into a Total Return Swap ("TRS") agreement with commercial banks. According to the TRS, which will have a financial settlement, Cosan will receive the return on the price variation of CSAN3 shares, adjusted for dividends for the period, and will pay annual interest referenced to CDI + Spread. The contracted equivalent quantity of CSAN3 shares with TRS was 97,215,812 shares, and the initial total was R$1,265,790. The Company's mark-to-market result for financial revenue as at December 31, 2023 was R$83,390 (a financial revenue of R$375,693 as at December 31, 2022).

71

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

		Parent company		Consolidated
	Note	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Derivative financial instruments	5.12	(576,467)	706,733	(990,764)	(1,228,928)
Non-derivative financial instruments		88,298	43,129	122,418	89,748
		(488,169)	749,862	(868,346)	(1,139,180)

Derivatives are only used for economic hedging purposes and not as speculative investments.

a)        Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, i.e. notional amount, term and payment. The Company established a 1:1 coverage ratio for the hedging relationships, as the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedging instruments were as follows:

		Registered value		Accumulated fair value adjustment
	Notional	12/31/2023	12/31/2022	12/31/2023	12/31/2022
FX rate risk hedge
Designated items
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,178,449)	(2,196,083)	167,874	(336,161)
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,066,885)	(2,124,051)	126,408	(629,220)
NCE USD (Rumo Malha Norte)	(483,400)	(487,544)	—	3,147	—
PPE 1 – (Export prepayment) 1 (Moove)	—	—	(156,884)	—	2,389
PPE 2 – (Export prepayment) 2 (Moove)	—	—	(104,667)	—	2,624
Total debt	(5,534,375)	(4,732,878)	(4,581,685)	297,429	(960,368)
Derivative financial instruments
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(460,939)	(418,674)	42,265	685,200
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(239,630)	(128,986)	110,644	804,558
Swap exchange rate and interest (Rumo Malha Norte)	483,400	5,293	—	(5,293)	—
SWAP - Export prepayment - PPE 1 (Moove)	—	—	(11,079)	—	(11,079)
SWAP - Export prepayment - PPE 2 (Moove)	—	—	(7,067)	—	(7,067)
Total derivatives	5,534,375	(695,276)	(565,806)	147,616	1,471,612
Total	—	(5,428,154)	(5,147,491)	445,045	511,244

72

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Registered value		Accumulated fair value adjustment
	Notional	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Interest rate risk hedge
Designated items
Debenture 5th issue - single series (Comgás)	—	—	(907,366)	—	(33,892)
BNDES Project VIII (Comgás)	(1,000,000)	(803,990)	(851,689)	54,807	70,260
Debenture (Rumo)	(7,485,276)	(7,973,671)	(5,755,679)	397,073	(327,290)
Finem (Rumo)	(28,107)	(36,301)	(28,115)	971	(1,644)
CCB (Rumo)	(975,292)	(954,205)	(785,366)	(10,088)	(4,418)
Total debt	(9,488,675)	(9,768,167)	(8,328,215)	442,763	(296,984)
Derivative financial instruments
Debenture 5th issue - single series (Comgás)	—	—	221,000	(221,000)	1,248
BNDES Project VIII (Comgás)	1,000,000	(56,085)	(90,193)	34,108	(61,242)
Swaps Debenture (Rumo)	7,485,276	559,964	(148,662)	(708,626)	72,856
Finem (Rumo)	28,107	1,600	(558)	(2,158)	558
CCB (Rumo)	975,292	(15,221)	(6,976)	8,245	6,976
Derivative total	9,488,675	490,258	(25,389)	(889,431)	20,396
Total	—	(9,277,909)	(8,353,604)	(446,668)	(276,588)

b)        Fair value options

Certain derivative instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

			Registered Value		Accumulated fair value
		Notional	12/31/2023	12/31/2022	12/31/2023	12/31/2022
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(1,897,790)	(1,928,934)	(3,587,265)	616,251	967,778
Export Credit Agreement (Rumo)	EUR + 0.58%	(38,054)	(48,849)	(68,455)	(1,444)	377
Resolution 4131 (Rumo)	USD + 2.20%	—	—	—	—	247
Resolution 4131 (Comgás - 2021)	USD + 1.60%	(407,250)	(362,774)	(377,705)	2,106	15,545
Resolution 4131 (Comgás - 2022)	USD + 2.51%	(1,097,400)	(943,486)	(1,000,957)	33,324	51,798
Resolution 4131 (Comgás - 2022)	USD + 4.76%	(749,310)	(734,191)	—	(5,468)	—
Resolution 4131 (Comgás - 2018)	USD + 4.32%	—	—	(395,285)	—	(2,680)
Total		(4,189,804)	(4,018,234)	(5,429,667)	644,769	1,033,065

Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	126.85% CDI	1,897,790	(46,214)	1,285,454	(379,397)	(736,466)
FX and interest rate swaps (Rumo)	108% CDI	38,054	9,316	15,468	6,153	15,067
FX and interest rate swaps (Rumo)	118% CDI	—	—	—	—	47,527
Resolution 4131 (Comgás - 2021)	CDI + 1.25%	407,250	(63,184)	(50,245)	(65,656)	(88,612)
Resolution 4131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(212,180)	(160,369)	(184,726)	(217,215)
Resolution 4131 (Comgás - 2023)	CDI + 1.30%	749,310	(22,611)	—	(57,845)	—
Resolution 4131 (Comgás - 2018)	107.9% of CDI	—	—	123,760	(28,050)	(61,685)
Total derivatives		4,189,804	(334,873)	1,214,068	(709,521)	(1,041,384)
Total		—	(4,353,107)	(4,215,599)	(64,752)	(8,319)

73

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

			Registered Value		Accumulated fair value adjustment
		Notional	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Interest rate risk
Items
Debenture 4th issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(80,960)	(114,014)	33,804	(114,014)
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(554,147)	(523,837)	(27,986)	(523,837)
Debenture 9th issue - 1st series (Comgás)	IPCA + 5.12%	(500,000)	(550,342)	(491,153)	(41,005)	(6,179)
Debenture 9th issue - 2nd series (Comgás)	IPCA + 5.22%	(500,000)	(502,799)	(467,841)	(15,841)	9,737
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(160,126)	(112,946)	(131,885)	34,144	(131,885)
BNDES Project VIII (Comgás)	IPCA + 3.25%	(870,149)	(743,674)	(801,812)	73,053	(801,812)
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(598,752)	(544,925)	(36,668)	(544,925)
Debenture (Rumo)	IPCA + 4.68%	(300,000)	(396,201)	(518,680)	13,474	(6,070)
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(774,939)	(704,954)	34,721	(34,745)
Total		(4,134,668)	(4,314,760)	(4,299,101)	67,696	(2,153,730)
Derivative instruments
Debenture 4th issue - 3rd series (Comgás)	94.64% CDI	—	—	—	—	(3,900)
Debenture 4th issue - 3rd series (Comgás)	112.49% CDI	114,818	4,567	(778)	(1,122)	(5,096)
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	20,116	(10,419)	(8,552)	(26,161)
Debenture 9th issue - 1st series (Comgás)	109.20% CDI	500,000	42,093	(17,705)	16,119	(37,517)
Debenture 9th issue - 2nd series (Comgás)	110.60% CDI	500,000	26,901	(40,441)	23,225	(53,304)
BNDES Projects VI and VII (Comgás)	87.50% CDI	160,126	64	(2,046)	(782)	(6,923)
BNDES Project VIII (Comgás)	82.94% CDI	870,149	(6,578)	(21,039)	(4,693)	(48,613)
BNDES Project IX (Comgás)	98.9% CDI	565,582	46,904	(6,632)	15,749	(6,632)
Debenture (Rumo)	107% CDI	300,000	81,885	76,194	(5,691)	(4,819)
Debenture (Rumo)	103% CDI	600,000	147,429	74,092	(73,337)	8,252
Total derivatives		4,134,668	363,381	51,226	(39,084)	(184,713)
Total		—	(3,951,379)	(4,247,875)	28,612	(2,338,443)

c)        Cash flow hedge

Compass

Natural gas purchase and sale contracts

The indirect subsidiary Compass Comercialização S.A. entered natural gas purchase (JKM risk) and sale agreements (BRENT risk) with a third party and related party. To protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

In this contracting, the expected benefits are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial result of hedge instruments, protecting the subsidiary's margins, as well as maintaining predictability in its costs or revenues, ensuring greater stability in operating results.

Highly probable revenues in US dollars (Leasing)

The indirect subsidiary TRSP adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments – lease liabilities in US dollars already contracted.

74

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Rumo

Investment costs

The subsidiary Rumo S.A contracted certain derivative instruments to protect certain investment costs contracted for the period of 2023 and opted to link the instruments to documented hedge structures:

As at December 31, 2023, there was no ineffective portion reclassified to profit or loss. The impacts recognized in the subsidiary's shareholders' equity and the estimated realization in shareholders' equity are shown below:

a)        Composition

Financial instruments	Subsidiary	Risk	Unit	Notional R$	Fair value 12/31/2023	Book value 12/31/2023
Future	Compass	BRENT	Barrel	368,000	(2,843)	(2,843)
Leasing	Compass	FX rate	BRL	1,548,942	(18,071)	(18,071)
Effect on balance sheet				1,916,942	(20,914)	(20,914)

b)        Movement

Financial instruments	Net financial result	Comprehensive income (i)	Gains or (losses) realized
Future (BRENT) (ii)	(9,785)	(2,843)	—
Future (JKM)	—	—	12,012
Leasing	—	(18,071)	—
NDF (Non deliverable forwards) (ii)	—	—	(2,280)
December 31, 2023	(9,785)	(20,914)	9,732

(i)	Effect of deferred income tax and social contribution is R$7,110.
(ii)	Operations settled in December 2023.

75

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)
5.7. TRADE RECEIVABLES

Accounting policy:

Trade receivables are initially recognized at the unconditional consideration amount unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade receivables with the intention of collecting the contractual cash flows, and subsequently measuring them at amortized cost using the effective interest rate method.

For the purpose of estimating credit losses, trade receivables have been categorized according to their credit risk characteristics and days overdue. A loss allowance for anticipated credit losses is recognized as a component of selling expenses.

The expected loss rates are derived from historical credit losses incurred during the period. Historical loss rates may be modified to reflect current and forecasted information regarding macroeconomic factors that influence the ability of customers to settle receivables. The Company has determined that the implied interest rate in the agreement is the most significant factor, and as a result, it adjusts historical loss rates based on the anticipated changes to this factor.

	Consolidated
	12/31/2023	12/31/2022
Domestic market	2,790,623	3,085,227
Unbilled receivables (i)	782,813	968,147
Foreign market - foreign currency	32,308	28,786
	3,605,744	4,082,160
Expected credit losses	(161,108)	(154,618)
	3,444,636	3,927,542
Current	3,330,488	3,769,908
Non-current	114,148	157,634
Total	3,444,636	3,927,542

(i)	Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

The aging of accounts receivable is as follows:

	Consolidated
	12/31/2023	12/31/2022
Not overdue	3,181,795	3,514,756
Overdue
Up to 30 days	203,143	376,868
From 31 to 60 days	48,968	40,389
From 61 to 90 days	18,146	20,254
More than 90 days	153,692	129,893
Expected credit losses	(161,108)	(154,618)
	3,444,636	3,927,542

76

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

 Changes in the expected credit losses are as follows:

Consolidated
Balance as of January 1, 2022	(115,052)
Business combination	(31,923)
Additions/reversals	(28,463)
Exchange rate variation	(4,905)
Write-offs	25,725
Balance as of December 31, 2022	(154,618)
Additions/reversals	(31,053)
Exchange rate variation	1,353
Write-offs	23,210
Balance as of December 31, 2023	(161,108)

5.8. RELATED PARTIES

Accounting policy

The transactions between related parties are conducted at standard market prices. Unpaid balances at the end of the year are not guaranteed, do not accrue interest, and are settled in cash. There were no given or received guarantees on any accounts receivable or payable involving related parties. At the end of each period, a recovery of amounts and receivables analysis is performed, but no provision was recognized in this year.

77

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)            Accounts receivable and payable with related parties:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Current assets
Commercial operations
Raízen S.A. (i)	7,798	7,555	63,004	79,297
Rumo S.A.	6,214	3,045	—	—
Elevações Portuárias S.A.	10	—	21,633	5,424
Cosan Lubrificantes e Especialidades S.A. (ii)	5,722	3,418	—	—
Aguassanta Participações S.A.	88	2,184	88	2,184
Compass Gás e Energia S.A.	4,253	996	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	9,286	14,286
Vale S.A.			5,000	—
Norgás S.A.	—	—	8,976	—
Other	121	7,269	452	6,512
	24,206	24,467	108,439	107,703
Financial and corporate operations
Raízen S.A. (i)	36,020	20,585	36,032	20,586
Cosan Oito S.A.	—	6,742	—	—
Cosan Nove Participações S.A. (iii)	—	121,621	—	—
Cosan Dez Participações S.A. (iii)	111,659	111,659	—	—
Ligga S.A. (iv)	—	—	107,000	107,252
Cosan Lubrificantes e Especialidades S.A. (ii)	—	96,473	—	—
Other	1,466	—	—	—
	149,145	357,080	143,032	127,838
Total current assets	173,351	381,547	251,471	235,541
Non-current assets
Commercial operations
Raízen S.A. (i)	—	—	—	47,731
Termag - Terminal Marítimo de Guarujá S.A.	—	—	36,952	43,810
	—	—	36,952	91,541
Financial and corporate operations
Raízen S.A. (i)	46,911	149,347	46,935	149,347
Cosan Lubrificantes e Especialidades S.A. (ii)	127,834	206,446	—	—
Other	—	—	4,733	113
	174,745	355,793	51,668	149,460
Total non-current assets	174,745	355,793	88,620	241,001
Related parties receivables	348,096	737,340	340,091	476,542

78

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Current liabilities
Commercial operations
Raízen S.A. (i)	4,099	6,208	232,713	296,051
Termag - Terminal Marítimo de Guarujá S.A.	—	—	10,500	—
Aguassanta Participações S.A.	—	—	984	6,419
Cosan Lubrificantes e Especialidades S.A. (ii)	1,065	1,855	—	—
Vale S.A.			4,000	—
Other	6,065	3,038	39,542	20,569
	11,229	11,101	287,739	323,039
Financial and corporate operations
Raízen S.A. (i)	32,405	60,866	34,421	64,697
Cosan Overseas Limited	31,282	33,715	—	—
Cosan Luxembourg S.A (v)	123,983	1,085,617	—	—
Other	—	46,191	—	—
	187,670	1,226,389	34,421	64,697
Total current liabilities	198,899	1,237,490	322,160	387,736
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A. (ii)	655,683	765,148	—	—
Cosan Luxembourg S.A (v)	3,355,612	5,829,147	—	—
Cosan Overseas Limited (v)	2,437,595	2,627,112	—	—
Raízen S.A. (i)	1,078	—	1,078	—
Total non-current liabilities	6,449,968	9,221,407	1,078	—
Payables to related parties	6,648,867	10,458,897	323,238	387,736

(i)

Current and non-current assets receivable from Raízen S.A. and its subsidiaries are, substantially, tax credits that will be reimbursed to the Company when realized. The preferred shares are used by Raízen to reimburse Cosan, with preferred dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent Cosan S.A.'s obligation to reimburse Raízen S.A. and its subsidiaries for expenses related to settled legal disputes and other liabilities incurred prior to the formation of the joint venture.

(ii)	On December 31, 2018, an agreement for the assumption of rights and obligations was entered into between the Company and the subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) and assets and liabilities related to the fuel business were transferred from the acquisition of Esso Brasileira de Petroleum Ltd. (“Esso”) in 2008, which were not contributed to the formation of Raízen, a fact that generated an increase in the Company’s related parties’ assets and liabilities accounts in that year and which has been changing as transactions are settled. This transfer of assets and liabilities does not impact the Company's consolidated position, nor the segment information
(iii)	The highlighted amounts refer to expenses incurred by Cosan S.A. in the process of issuing preferred shares of Cosan Nove and Cosan Dez while they were in the process of incorporation, and which will be reimbursed by these entities.
(iv)	Advance for future capital increase.
(v)	These operations serve as a vehicle for transferring funds from the Company to the subsidiaries, which are the holders of Senior Notes and are responsible for honoring their obligations. The increases observed in these liability balances refer to the creation of a loan arising from the transfer of the Senior Notes due 2029 debt and foreign exchange rate variation, which was levied on the Export Prepayment (“PPE”) operations that we have today between the Companies and the subsidiaries Cosan Lux and Cosan Overseas Limited (“Cosan Overseas”).

79

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)       Transactions with related parties:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Operating income
Raízen S.A. (i)	—	—	974,612	908,588
Elevações Portuárias S.A.	—	—	15,434	—
Vale S.A.	—	—	56,000	—
Other	—	—	—	6,910
	—	—	1,046,046	915,498
Purchase of products / inputs / services
Raízen S.A. (i)	—	—	(2,251,896)	(2,528,022)
Elevações Portuárias S.A.	—	—	(16,536)	—
Vale S.A.	—	—	(52,000)	—
Terminal Marítimo do Guarujá S.A.	—	—	(74,785)	—
	—	—	(2,395,217)	(2,528,022)
Shared income (expenses)
Companhia de Gás de São Paulo - COMGÁS	(176)	(1,425)	—	—
Compass Gás e Energia S.A.	10,908	6,001	—	—
Cosan Lubrificantes e Especialidades S.A.	5,275	3,816	—	—
Elevações Portuárias S.A.	—	—	(753)	—
Payly Soluções de Pagamentos S.A.	—	280	—	—
Raízen S.A.	(4,887)	(1,701)	(83,054)	(68,120)
Rumo S.A.	6,195	4,365	—	—
Sinlog Tecnologia em Logística S.A.	129	138	—	—
Other	56	—	(2)	96
	17,500	11,474	(83,809)	(68,024)
Financial result
Cosan Luxembourg S.A.	(269,661)	102,283	—	—
Cosan Overseas Limited	(14,199)	(28,818)	—	—
Raízen S.A.	—	(106)	—	(106)
Aldwych Temple Venturec Capital Limited	46,191	2,472	—	—
Other	—	12	—	(92)
	(237,669)	75,843	—	(198)
Total	(220,169)	87,317	(1,432,980)	(1,680,746)

(i)	The amount is related to the purchase of fuels and provision of logistics transport by the subsidiary Rumo.

80

 Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)         Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company's key management personnel includes salaries, contributions to a defined post-employment benefit plan and stock-based compensation. On April 27, 2023, the Annual General Meeting approved the global annual compensation of the managers and members of the Fiscal Council for the 2023 fiscal year. We present below the result of the Parent Company as at December 31, 2023, as follows:

	12/31/2023	12/31/2022
Short-term benefits to employees and managers	44,465	38,227
Share-based compensation	73,513	59,015
Post-employment benefits	532	464
	118,510	97,706
5.9. TRADE PAYABLES
Accounting policy: Due to the short-term nature of suppliers, their carrying amounts are the same as their fair values, and they are generally paid within 30 to 45 days of recognition.

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Material and services suppliers	2,431	115,146	3,110,114	2,923,486
Natural gas(i)/ transport and logistics suppliers	—	—	1,074,411	1,456,365
	2,431	115,146	4,184,525	4,379,851
Current	2,431	115,146	3,920,273	4,318,362
Non-current	—	—	264,252	61,489
Total	2,431	115,146	4,184,525	4,379,851

(i)	The open balance of natural gas supply primarily refers to the natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”).

The carrying amounts of suppliers and other payables are the same as their fair values due to their short-term nature.

81

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY

Accounting policy:

The purpose of sectoral financial assets and liabilities is to neutralize the economic impacts on the distributors' results, due to the difference between gas cost and tax rates contained in the ordinances issued by regulatory agencies, and those contemplated in the tariff, each adjustment/ tariff revision.

These differences between the actual cost and the cost considered in the tariff adjustments generate a right as the realized cost is greater than that contemplated in the tariff, or an obligation, when the costs are lower than those contemplated in the tariff. The differences are considered in the subsequent tariff readjustment and become part of the rate readjustment index of the distributors.

In the case of distributors regulated by the Agência Reguladora de Serviços Públicos do Estado de São Paulo ("ARSESP"), as provided for in resolution 1010 of the ARSESP, any balances in the existing graphic accounts at the end of the concession will be indemnified to the distributors or returned to the users at the end of the concession period. The balance consists of: (i) the previous cycle (in amortization), which represents the balance approved by the ARSESP already contemplated in the tariff and (ii) the cycle in constitution, which are the differences that will be approved by the ARSESP in the next tariff adjustment.

Still, this resolution was about the balance contained in the current tax account, which accumulated values related to tax credits used by distributors, but that essentially are part of the tariff composition and should be subsequently passed on via tariff.

With the advent of such deliberation, the subsidiaries Comgás and Necta understand that there is no more significant uncertainty that is impeding the recognition of sectoral financial assets and liabilities as values effectively to be received or payable. In this way, it recognizes sector financial assets and liabilities in its financial statements.

However, for other distributors operating in the other states of the country the recognition of sectoral financial assets and liabilities will only be registered after the resolution of the regulatory body.

The following demonstrates the change in net sectorial financial assets (liabilities) for the year ending as at December 31, 2023:

	Sectorial Assets	Sectorial liabilities	Total
At January 1, 2022	558,310	(1,372,283)	(813,973)
Cost of gas (i)	(466,743)	—	(466,743)
Credits taxes (ii)	—	16,876	16,876
Monetary variation (iii)	80,996	(120,804)	(39,808)
Deferral of IGP-M (v)	110,013	—	110,013
Business combination	59,757	(140,405)	(80,648)
At December 31, 2022	342,333	(1,616,616)	(1,274,283)
Cost of gas (i) | (v)	27,954	—	27,954
Tax credits (ii)	12,425	(47,144)	(34,719)
Monetary update (iii)	49,098	(146,938)	(97,840)
Deferral of IGP-M (iv)	116,890	—	116,890
At December 31, 2023	548,700	(1,810,698)	(1,261,998)

Current	207,005	(70,013)	136,992
Non-current	341,695	(1,740,685)	(1,398,990)
Total	548,700	(1,810,698)	(1,261,998)

82

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Refers to the cost of gas purchased in comparison to that contained in the tariffs, fully classified in current assets, since the regulator's deliberation provides for tariff recovery on an annual basis for the residential and commercial customer categories and quarterly for the others customer categories.
(ii)	Refers to the net value of tax credits in the year, as per deliberation no. 1,359 of December 10, 2022.
(iii)	Monetary update on the gas current account and extemporaneous credit, based on the SELIC rate.
(iv)	Appropriation of the IGP-M deferral for the categories of residential and commercial customers, recognized in non-current assets, as per deliberation no. 1,162 of May 26, 2021, and 7th Addendum of the Concession Agreement on October 1, 2021.
(v)	Includes the effects of R$34,193 on June 30, 2023, R$75,158 on September 26, 2023, and R$68,063 on November 24, 2023, referring to amounts redistributed to consumers.

In view of the public hearing held by ARSESP on January 9, 2023, related to the topic of returning PIS/COFINS credits to customers, resulting from the exclusion of ICMS from their bases, subsidiaries and sector representatives presented important contributions to be considered by the agency during the analysis period. According to deliberation No. 1,491 of January 24, 2024, the availability of the Detailed Report regarding the contributions received was extended by up to 120 days, counting from the day following the end date of the previous extension, that is, January 27, 2024. Therefore, until the analysis of these contributions by the regulatory agency is completed, the topic remains open and without any specification regarding next steps, thus having no impact on this financial statement.

5.11 FAIR VALUE MEASUREMENTS

Accounting policy:

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined by means of valuation techniques, such as the discounted cash flow model. When possible, inputs to these models are obtained from observable markets; however, when this is not possible, some judgment is required to determine fair values. In determining data such as liquidity risk, credit risk, and volatility, judgment is required. Variations in these variables may impact the reported fair value of financial instruments.

Specific valuation techniques used to value financial instruments include:

  the use of quoted market prices;
  for swaps we use the present value of estimated future cash flows based on observable market curves; and
  for other financial instruments we analyze the discounted cash flow.

Level 2 includes all resulting estimates of fair value when fair values are determined based on present values and discount rates are adjusted for counterparty or own credit risk.

The Company has an established control structure regarding the measurement of fair values.

Significant unobservable inputs and valuation adjustments are reviewed by Management on a regular basis. If third-party information, such as brokerage quotes or pricing services, is used to measure fair values, Treasury evaluates evidence obtained from third parties to support the conclusion that these valuations comply with the Company's policy, including the market level.

83

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Board of Directors is informed of significant valuation issues. When determining the fair value of an asset or liability, the Company makes extensive use of observable market data. A fair value hierarchy categorizes fair values into different levels based on the inputs used in valuation techniques, as follows:

  Level 1: inputs represent unadjusted quoted prices for identical instruments traded in active markets.
  Level 2: inputs consist of directly or indirectly observable data (excluding Level 1 data), including quoted prices for similar financial instruments traded in active markets, quoted prices for identical or similar financial instruments traded in inactive markets, and other observable market data. The fair value of the Company's majority of investments in securities, derivative contracts, and bonds.
  Level 3: inputs for the asset or liability that are not based on market data that are observable (unobservable inputs). Due to the lack of market activity on these instruments or related observable data that can be corroborated at the measurement date, Management is required to make its own assumptions about unobservable inputs.

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the entire fair value measurement is classified at the same level as the lowest-level entry that is significant to the entire measurement. Among the specific techniques used to value financial instruments are:

  use of quoted market prices;
  fair value is determined by discounting estimated future cash flows to the present. Future cash flow estimates with a variable interest rate are based on quoted swap rates, futures prices, and interbank lending rates. When pricing interest rate swaps, estimated cash flows are discounted using a yield curve constructed from similar sources and reflecting the relevant benchmark interbank rate used by market participants for this purpose. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and its counterparty; this adjustment is computed using the credit spreads derived from the current credit default swap; and analysis of the discounted cash flow for other financial instruments.
  for other financial instruments, we analyze discounted cash flow.

All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

84

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		12/31/2023	12/31/2022	12/31/2023			12/31/2022
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	3,298,142	1,304,332	—	3,298,142	—	—	1,304,332	—
Marketable securities	5.3	3,503,961	22,099,766	—	3,503,961	—	19,586,193	2,513,573	—
Other financial assets		3,113	89,238	3,113	—	—	89,238	—	—
Investment properties (i)	11.5	15,976,126	14,103,060	—	—	15,976,126	—	—	14,103,060
Derivate financial instruments	5.6	2,546,799	4,151,752	—	2,546,799	—	—	4,151,752	—
Total		25,328,141	41,748,148	3,113	9,348,902	15,976,126	19,675,431	7,969,657	14,103,060
Liabilities
Loans, financing and debentures (ii)	5.4	(56,904,654)	(52,987,216)	—	(22,952,492)	—	—	(31,367,019)	—
Derivative financial instruments	5.6	(3,415,145)	(5,290,932)	—	(3,415,145)	—	—	(5,290,932)	—
Total		(60,319,799)	(58,278,148)	—	(26,367,637)	—	—	(36,657,951)	—

(i)	The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). The discount rates used vary between 11.12% per year and 11.20% per year as at December 31, 2023 (11.20% to 13.75% per year as at December 31, 2022).
For fair value assessments of investment properties in the periods between annual assessments, management considers regional market trends presented by the S&P Global Commodity Insights report for the Brazilian rural real estate market. If Management reasonably believes that property values have changed differently from the variation in the S&P Global Commodity Insights report, based on its understanding of current market conditions and evidence of proposals received for the assets, considerations may be made to determine fair value property market.
(ii)	The fair value of the Company’s loans does not differ significantly from their carrying value except for the debts that are designated at fair value through the result.
For debts having a market value quoted on the Luxembourg Stock Exchange the measurement of fair value for disclosure purposes is based on the quoted market price as follows:
Debt	Company	12/31/2023	12/31/2022
Senior Notes 2028	Rumo Luxembourg S.à r.l.	96.41%	95.04%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	85.65%	80.36%
Senior Notes 2027	Cosan Luxembourg S.A.	100.92%	100.92%

85

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.12. FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit and loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	Future commercial transactions. Recognized financial assets and liabilities not denominated in Reais.	Cash flow forecasting Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, borrowings and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk – price	Future business transactions Investment in securities	Cash flow forecasting Sensitivity analysis	Future price of electricity (purchase and sale) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	Analysis by maturity Credit ratings	Availability and lines of credit
Liquidity risk	Loans, borrowings and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the Company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management.

An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

a)               Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

86

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

  Foreign exchange risk

As of December 31, 2023, and 2022, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	12/31/2023	12/31/2022
Cash and cash equivalents	284,956	1,138,948
Trade payables	(441,768)	(97,259)
Loans, borrowings and debentures	(24,861,084)	(13,698,102)
Leases	(1,627,104)	(94,716)
Consideration payable	(203,094)	(223,960)
Derivative financial instruments	14,182,102	7,728,609
FX exposure, net	(12,665,992)	(5,246,480)
The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:
			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	43,130	116,704	190,278	(30,445)	(104,019)
Trade receivables	Low FX rate	252	2,234	4,217	(1,731)	(3,713)
Trade payables	High FX rate	(32)	(285)	(538)	221	473
Derivative financial instruments	Low FX rate	1,637,844	7,019,308	11,124,823	(1,168,664)	(5,211,482)
Loans, borrowings and debentures	High FX rate	(3,156,486)	(7,857,863)	(13,541,119)	3,606,358	9,319,729
Leases	High FX rate	(1,602,279)	(2,022,389)	(2,442,499)	(1,182,168)	(500,436)
Consideration payable	High FX rate	(6,658)	(14,979)	(23,301)	1,664	9,986
Impacts on profit or loss before taxes		(3,084,229)	(2,757,270)	(4,688,139)	1,225,235	3,510,538

The probable scenario considers the estimated exchange rates, made by a specialized third party, upon maturity of the transactions for the companies with functional currency Reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	12/31/2023	Scenarios
		Probable	25%	50%	(25%)	(50%)
US$	4.8413	5.0000	6.2500	7.5000	3.7500	2.5000
Euro	5.3516	5.6500	7.0625	8.4750	4.2375	2.8250
GBP	6.1586	6.5000	8.1250	9.7500	4.8750	3.2500
JPY	0.0342	0.0379	0.0473	0.0568	0.0284	0.0189
ii.      Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their financing and use derivative instruments to minimize the risk of fluctuations in variable interest rates.

A sensitivity analysis on interest rates on loans and borrowings to offset investments in CDI with pre-tax increases and decreases of 25% and 50% is presented below:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,341,723	1,677,154	2,012,584	1,006,292	670,861
Marketable securities	301,620	377,026	452,431	226,215	150,810
Restricted cash	20,131	25,164	30,197	15,098	10,066
Lease and concession in installments	(107,615)	(134,519)	(161,422)	(80,711)	(53,807)
Leases liabilities	(441,671)	(442,081)	(442,493)	(441,262)	(440,855)
Derivative financial instruments	(1,928,668)	1,463,062	1,184,732	1,171,704	2,301,380
Loans, borrowings and debentures	(2,031,467)	(3,271,263)	(3,793,309)	(2,227,171)	(1,705,125)
Other financial liabilities	(39,589)	(48,132)	(56,674)	(31,046)	(22,504)
Impacts on the income (loss) before taxes	(2,885,536)	(353,589)	(773,954)	(360,881)	910,826
87

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	10.08%	12.60%	15.13%	7.56%	5.04%
CDI	9.98%	12.48%	14.98%	7.49%	4.99%
TJLP462 (TJLP + 1% per year)	7.20%	8.75%	10.30%	5.65%	4.10%
TJLP	6.20%	7.75%	9.30%	4.65%	3.10%
IPCA	3.85%	4.82%	5.78%	2.89%	1.93%
IGPM	3.34%	4.17%	5.01%	2.50%	1.67%
Fed Funds	4.25%	5.31%	6.38%	3.19%	2.13%
SOFR	4.20%	5.25%	6.30%	3.15%	2.10%

iii. Price risk
  Natural gas

Natural gas derivative transactions were conducted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

These are our open positions in natural gas derivatives:

Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Brent derivatives – options	Price variation US$ /bbl	7,375	9,216	11,067	5,527	3,689
  Options

We use derivative financial instruments called options to limit our exposure to changes in the value of Vale shares. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the framework mentioned reflect the impacts of the intrinsic values of the options as the shares appreciate or depreciate.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Collar) (i)	2.20%	7,788,856	8,158,058	8,434,888	7,361,797	7,006,051
VALE3 (Call Spread)	1.60%	563,903	826,670	1,004,452	272,147	72,611

(i)As mentioned in note 1.1 (c), 100% of Collar derivatives were settled in April 2024.

  Total Return Swap (TRS)

We are exposed to risks linked to CSAN3 share prices. To mitigate such exposures, total return swap derivatives of 96,185,412 shares of CSAN3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 1.65% on the passive side.

The sensitivity analysis considers the closing share price as shown below:

88

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Value of the investment	41,557	470,525	941,049	(470,525)	(941,049)
Value of the share (CSAN3)	19.36	24.20	29.04	14.52	9.68

b)               Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

	12/31/2023	12/31/2022
Cash and cash equivalents	14,658,481	13,301,716
Trade receivables	3,444,636	3,927,542
Marketable securities	3,503,961	2,513,574
Restricted cash	203,252	139,933
Derivative financial instruments	2,546,799	4,151,752
Receivables from related parties	340,091	476,542
Receivable dividends and interest on equity	255,777	161,147
Other financial assets	3,113	89,238
	24,956,110	24,761,444

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. To mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

89

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2023	12/31/2022
AAA	20,475,536	16,769,858
AA	172,871	3,133,455
A	124,932	138,478
Not rated	139,154	65,184
	20,912,493	20,106,975

c)                Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	12/31/2023					12/31/2022
	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(5,504,188)	(5,300,723)	(23,711,254)	(33,419,306)	(67,935,471)	(63,200,127)
Trade payables	(3,920,273)	(264,252)	—	—	(4,184,525)	(4,379,851)
Other financial liabilities	(476,895)	—	—	—	(476,895)	(924,562)
Installment of tax debts	(53,210)	(1,505)	(1,810)	(160,742)	(217,267)	(208,760)
Leases liabilities	(658,131)	(818,888)	(1,233,690)	(18,164,132)	(20,874,841)	(16,436,839)
Lease and concession in installments	(266,814)	(291,161)	(579,320)	—	(1,137,295)	(1,137,173)
Payables to related parties	(322,160)	—	—	—	(322,160)	(387,736)
Dividends payable	(549,054)	—	—	—	(549,054)	(892,006)
Derivative financial instruments	(2,149,524)	(1,327,485)	(3,146,345)	1,705,459	(4,917,895)	(84,126)
	(13,900,249)	(8,004,014)	(28,672,419)	(50,038,721)	(100,615,403)	(87,651,180)

d)               Capital management risk

The group manages the capital structure and adjusts it considering changes in economic conditions and requirements of financial covenants. To maintain or adjust the capital structure, the Group may adjust the payment of dividends to shareholders, return capital to them or issue new shares. The Company monitors capital mainly through the leverage index, calculated as net debt on EBITDA. The group policy is to keep this index up to 3.3x, which represents the lowest covenants ratio of the group components.

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth.

To achieve this general objective, the Group’s capital management, among other things, aims to ensure compliance with the financial commitments associated with loans and borrowings that define capital structure requirements.

90

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

6.  OTHER TAX RECEIVABLES

Accounting Policy:

Tax assets are measured at cost and primarily consist of (i) tax effects that are recognized when the asset is sold to a third party or recovered through amortization over the remaining economic life of the asset; and (ii) tax receivables that are expected to be recovered as refunds from tax authorities or as a reduction for future tax liabilities.

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
COFINS	3,699	3,699	487,160	975,878
PIS	—	—	110,904	350,867
Tax credits	33,639	31,774	33,639	31,774
ICMS	—	—	924,180	845,450
ICMS - CIAP	—	—	189,813	118,809
Other	4,647	4,667	132,863	76,348
	41,985	40,140	1,878,559	2,399,126

Current	8,346	8,366	745,856	1,324,203
Non-current	33,639	31,774	1,132,703	1,074,923
Total	41,985	40,140	1,878,559	2,399,126
7.  INVENTORIES

Accounting policy:

Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, minus the estimated completion costs and estimated costs necessary to make the sale). The cost of finished and work-in-progress goods comprises direct materials, direct labor and an appropriate proportion of variable and fixed overheads, the latter of which are allocated based on normal operating capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for risks associated with the realization and sale of obsolete inventories, and is measured at net realizable value or cost, whichever is lower.

	Consolidated
	12/31/2023	12/31/2022
Finished products	1,254,818	1,504,134
Parts and accessories	178,260	168,777
Construction Materials	316,370	152,789
Warehouse and other	43,266	43,359
	1,792,714	1,869,059

The balances are presented net of a provision of R$ 78,709 for obsolete inventories as at December 31, 2023 (R$38,747 as at December 31, 2022).

91

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

8.  ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATION

Accounting policy:

The Company classifies non-current assets and disposal groups as held for sale if their carrying values are recovered mainly through a sale transaction and not through continuous use. Non-current assets and disposal groups classified as held for sale (except investment properties measured at fair value) are measured at the lower of carrying value and fair value less costs to sell. Selling costs are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding financial expenses and income tax expenses.

The criteria for classifying held for sale are considered met only when the sale is highly probable and the asset or group for disposal is available for immediate sale in its current condition. The actions required to complete the sale must indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the asset sale plan and the sale is expected to be completed within one year of the classification date.

Assets and liabilities classified as held for sale are presented separately in the balance sheet.

a)        Assets held for sale:

	Properties held for sale	Other assets held for sale	Total
At January 1, 2022	—	—	—
Business combination	268,385	—	268,385
Transfers	322,430	—	322,430
Sale of agricultural properties held for sale	(550,432)	—	(550,432)
At December 31, 2022	40,383	—	40,383
Additions	—	1,795,773	1,795,773
Transfers (i)	444,782	—	444,782
Sale of agricultural properties held for sale	(142,773)	—	(142,773)
At December 31, 2023	342,392	1,795,773	2,138,165

(i)	Transfers arising from the group of investment properties as per note 11.5, arising from the proposed sales of Fazendas Grão de Ouro and Dourados (Tellus Brasil Participações S.A.); Fazenda Santa Rita Cana (Duguetiapar Empreendimentos e Participações S.A.); Gleba Macaé (Radar II Properties Agrícolas S.A.).

Other assets held for sale

As mentioned in explanatory note 2, the balances corresponding to “Norgás” and TUP Porto São Luis S.A balance sheet were reclassified to the heading of assets and liabilities held for sale are shown below:

	Norgás	TUP Porto São Luis S.A	Total
Cash and cash equivalents	—	48,231	48,231
Other current tax receivable	—	3,030	3,030
Dividend and interest on equity capital receivable	18,646	—	18,646
Investments in associates	892,854	—	892,854
Property, plant and equipment	—	395,757	395,757
Intangible assets	—	437,220	437,220
Other assets	—	35	35
Total	911,500	884,273	1,795,773

The balance of R$2,998 at the parent company is composed of receivables from parties related to TUP Porto São Luis S.A.

92

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)        Liabilities held for sale:

	Norgás	TUP Porto São Luis S.A	Total
Trade payables	—	17,248	17,248
Employee benefits payables	—	1,828	1,828
Other liabilities	—	456	456
Deferred income and social contribution taxes	152,255	66,606	218,861
Total	152,255	86,138	238,393

c)        Discontinued operation result:

As mentioned in Explanatory Note 2, the balances corresponding to Norgás’s income statements were reclassified to the profit and loss item of discontinued transactions as follows:

	Parent company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Equity income (loss)	15,654	17,180	45,419	49,846
Controlling shareholders	15,654	17,180	23,164	25,421
Non-controlling shareholders	—	—	22,255	24,425

Comparative balance reclassification:

	Parent company
	12/31/2022 (Originally presented)	Reclassification	12/31/2022 (Restated)
Income before equity income (loss) and net financial result	(162,865)	—	(162,865)
Equity income (loss) in associates	3,926,759	(17,180)	3,909,579
Equity income (loss) of jointly controlled companies	(333,622)	—	(333,622)
Equity income (loss)	3,593,137	(17,180)	3,575,957
Net financial result	(3,342,443)	—	(3,342,443)
Profit before income tax and social contribution	87,829	(17,180)	70,649
Income tax and social contribution	1,088,203	—	1,088,203
Net profit from continuing operations	1,176,032	(17,180)	1,158,852
Profit for the year from discontinued operations, net of taxes	—	17,180	17,180
Net profit for the year	1,176,032	—	1,176,032

93

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	12/31/2022 (Originally presented)	Reclassification	12/31/2022 (Restated)
Income before equity income (loss) and net financial result	7,483,843	—	7,483,843
Equity income (loss) in associates	468,743	(49,846)	418,897
Equity income (loss) of jointly controlled companies	(92,179)	—	(92,179)
Equity income (loss)	376,564	(49,846)	326,718
Net financial result	(5,157,936)	—	(5,157,936)
Profit before income tax and social contribution	2,702,471	(49,846)	2,652,625
Income tax and social contribution	118,404	—	118,404
Net profit from continuing operations	2,820,875	(49,846)	2,771,029
Profit for the year from discontinued operations, net of taxes	—	49,846	49,846
Net profit for the year	2,820,875	—	2,820,875

d)        Reclassification of comparative cash flow balance:

	Parent company
	12/31/2022 (Originally presented)	Reclassification	12/31/2022 (Restated)
Cash flow from operating activities
Profit before income tax and social contribution	87,829	(17,180)	70,649
Equity income (loss) in subsidiaries and associates	(3,926,759)	17,180	(3,909,579)
Other items of operating activities	3,391,360	—	3,391,360
Net cash (used) generated in operating activities	(447,570)	—	(447,570)

Net cash used in investing activities	(5,653,626)	—	(5,653,626)

Net cash generated in financing activities	5,923,951	—	5,923,951

Decrease in cash and cash equivalents	(177,245)	—	(177,245)

Cash and cash equivalents at beginning of year	1,718,077	—	1,718,077
Effect of exchange rate variation on the balanceof cash and cash equivalents	(192,371)	—	(192,371)
Cash and cash equivalents at end of year	1,348,461	—	1,348,461

94

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	12/31/2022 (Originally presented)	Reclassification	12/31/2022 (Restated)
Cash flow from operating activities
Profit before income tax and social contribution	2,702,471	(49,846)	2,652,625
Equity income (loss) in subsidiaries and associates	(468,743)	49,846	(418,897)
Other items of operating	7,738,504	—	7,738,504
Net cash (used) generated in operating activities	9,972,232	—	9,972,232

Cash flow from investing activities
Dividends received from subsidiaries and associates	323,096	(44,969)	278,127
Discontinued operation	—	44,969	44,969
Other items of investing activities	(21,068,877)	—	(21,068,877)
Net cash used in investing activities	(20,745,781)	—	(20,745,781)

Net cash generated in financing activities	8,305,476	—	8,305,476

Decrease in cash and cash equivalents	(2,468,073)	—	(2,468,073)

Cash and cash equivalents at beginning of year	16,174,130	—	16,174,130
Effect of exchange rate variation on the balance of cash and cash equivalents	(404,341)	—	(404,341)
Cash and cash equivalents at end of year	13,301,716	—	13,301,716

95

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.  INVESTMENTS IN ASSOCIATES
9.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Accounting policy:

        Subsidiaries

Subsidiaries are all entities over which the Company has control, are fully consolidated from the date of acquisition of control and deconsolidated when control ceases to exist.

Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee and has the ability to affect those returns through the power exercised in relation to the investee.

Specifically, the Company controls an investee if, and only if, it has:

• Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

• Exposure or right to variable returns arising from its involvement with the investee; and

• The ability to use its power over the investee to affect the value of its returns.

There is usually a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting rights of an investee, we consider all relevant facts and circumstances when assessing whether it has power over an investee, including:

• The contractual agreement between the investor and other holders of voting rights;

• Rights arising from other contractual agreements; and

• The Company's voting rights and potential voting rights.

Using consistent accounting policies, subsidiaries' financial statements are prepared for the same reporting period as the parent company. Adjustments are made to the financial statements of the subsidiaries in order to conform their accounting policies to those of the Company.

On consolidation, all transactions between related parties are eliminated. Unrealized gains resulting from transactions with investees recorded using the equity method are written off against the investment in proportion to the Company's ownership interest in the investee. Unrealized losses are eliminated in the same manner, but only if no evidence of impairment exists.

ii. Associates

Associates are entities over whose financial and operating policies the Company has significant influence, but neither control nor joint control.

In preparing the consolidated financial statements, intragroup balances and transactions, as well as any unrealized income or expenses arising from intragroup transactions, are written off.

In accordance with the equity method, the equity interest of associates attributable to the Company in the profit or loss for the exercise of such investments is recorded in the income statement, under “Equity in earnings”. Unrealized gains and losses arising from transactions between the Company and its investees are written off in proportion to the Company's ownership stake in these investees. Other comprehensive income of subsidiaries, associates, and joint ventures is recorded directly under "Other comprehensive income" in the Company's shareholders' equity.

iii. Investments in affiliates with significant influence

Significant influence is the power to participate in decisions about financial and operational policies of an investee, but without individual or joint control of these policies. If the investor holds directly or indirectly less than twenty per cent of the investee’s voting power, it is presumed that he has no significant influence unless that influence can be clearly demonstrated. For investments with a stake of less than 20 percent, the company conducts the appropriate valuations to determine whether it has significant influence.

Participations in investments with significant influence are valued by the equity method and, when applicable, deducted from provision for losses by recoverable value (impairment).

Unrealized gains resulting from transactions with investments recorded using the equity method are written off in proportion to the Company's ownership interest in the investee. Unrealized losses are written off in the same manner, but only if there is no evidence of an impairment loss.

96

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company's subsidiaries and associates are listed below:

	12/31/2023	12/31/2022
Directly owned subsidiaries excluding treasury shares
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	97.50%	97.50%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Vale S.A (vi)	4.90%	—
Cosan Oito S.A.	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Sinlog Tecnologia em Logística S.A. (ii)	-	57.48%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Radar II Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Nova Agrícola Ponte Alta S.A. (iii)	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas (iii)	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.(iii)	50.00%	50.00%
Terras da Ponta Alta S.A. (iii)	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Manacá Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Paineira Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Tellus Brasil Participações S.A. (iv)	20.00%	20.00%
Janus Brasil Participações S.A. (iv)	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A. (iv)	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A. (iv)	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A. (v)	30.42%	30.35%

(i)	Despite presenting an unsecured liability amount of R$146,276 as at December 31, 2023, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintenance of its operational continuity. Subsidiaries have financial support from the Company.
(ii)	Sale of interest completed on May 2, 2023, for R$45,000
(iii)	The Company is the majority shareholder, holding 50% of the capital stock plus one share.
(iv)	The Company holds more than 60.00% of the voting shares of each entity, has decision-making power over the relevant activities of each entity and has the right to appoint a majority of the members of the board of directors of each entity pursuant to a shareholders' agreement entered with certain other shareholders of these entities.
(v)	The Company is the largest shareholder. In addition, the Company has decision-making power over the relevant activities of this entity and has the right to appoint a majority of the members of the board of directors in accordance with the shareholders' agreement entered with certain other shareholders of the entity.
(vi)	From November 30, 2023, the Company began to have significant influence in Vale S.A as explained in note 1.1, recognizing equity under its equity through Cosan Oito. The value of 4.9% refers to the percentage of participation excluding treasury shares to calculate equity and receive dividends.

97

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following are investments in subsidiaries and related companies as of December 31, 2023, which are relevant to the Company:

a)          Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A. (i)	7,663,761,735	5,601,178,095	73.09%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
Cosan Oito S.A.	8,194,005,000	8,194,005,000	100.00%	100.00%
Cosan Global Limited	300	300	100.00%	100.00%
Atlântico Participações Ltda.	928,005,000	928,004,997	100.00%	100.00%
Cosan Dez Participações S.A. (i)	3,473,458,687	2,667,494,858	76.80%	72.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	13,403,684	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	53,461,349	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	119,063,044	71,609,945	60.14%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,979	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	24,474,635	70.00%	70.00%
Rumo
Rumo S.A. (ii)	1,854,868,949	562,529,490	30.42%	30.42%

(i)	The participation related to economic benefit differs from the corporate participation exclusively on account of dividend distribution as explanatory note 1.1.
(ii)	On July 19, 2023, the subsidiary Rumo S.A. and the indirect subsidiary Rumo Malha Norte called their respective Extraordinary General Assemblies – AGEs, approving the corporate acts relating to the Corporate Reorganization, as communicated by Rumo S.A to the market on the dates of 20 April, June 2nd and June 19th, 2023.

98

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2023	Interest in earnings of subsidiaries	Discontinued operation	Change of equity interest in subsidiary	Asset and liability valuation adjustment	Dividends	Capital (reduction) increase	Gain (loss) with capital increase in subsidiary	Other	At December 31, 2023	Dividend receivable(ii)
Rumo
Rumo S.A.	4,613,248	218,623	—	6,323	(391)	(51,986)	3,984	—	(23,335)	4,766,466	51,986
Cosan Corporate
Cosan Corretora de Seguros Ltda	244	1,013	—	—	—	—	—	—	—	1,257	—
Cosan Nove Participações S.A.	7,153,764	661,434	—	—	(39,996)	(88,496)	121,621	(32,732)	35,183	7,810,778	—
Cosan Dez Participações S.A.	4,311,213	825,074	15,654	—	1,502	33,456	5	—	(7,740)	5,179,164	11,717
Pasadena Empreendimentos e Participações S.A.	1,486	(34)	—	—	—	—	—	—	—	1,452	—
Cosan Limited Partners Brasil Consultoria Ltda	346	(68)	—	—	—	—	—	—	—	278	—
Other	73,565	(45,030)	—	—	(1,055)	—	—	—	(2,368)	25,112	—
Cosan Oito S.A.	8,258,622	(346,359)	—	—	11,230	(246,384)	2,716,500	—	(17,326)	10,376,283	—
Atlântico Participações Ltda	911,342	(8,921)	—	—	—	—	—	—	—	902,421	190
Cosan Global	128,868	(9,513)	—	—	—	—	—	—	—	119,355	—
Sinlog Tecnologia em Logística S.A. (i)	20,155	(2,661)	—	—	—	—	—	12,622	(30,116)	—	—
Radar
Radar II Propriedades Agrícolas S.A.	943,255	174,346	—	—	—	37,831	(1,902)	—	—	1,153,530	8,199
Radar Propriedades Agrícolas S.A.	222,967	4,331	—	—	—	(4,677)	(7,275)	—	—	215,346	—
Nova Agrícola Ponte Alta S.A.	390,615	35,196	—	—	—	16,010	—	—	—	441,821	1,960
Nova Santa Bárbara Agrícola S.A.	31,504	(3,141)	—	—	—	(415)	—	—	—	27,948	1,712
Nova Amaralina S.A. Propriedades Agrícolas	192,332	12,971	—	—	—	14,881	—	—	—	220,184	—
Terras da Ponte Alta S.A.	81,292	14,440	—	—	—	(3,610)	—	—	—	92,122	11,072
Paineira Propriedades Agrícolas S.A.	169,216	40,115	—	—	—	1,404	—	—	—	210,735	4,433
Manacá Propriedades Agrícolas S.A.	170,613	40,163	—	—	—	19	(1,151)	—	—	209,644	2,694
Castanheira Propriedades Agrícolas S.A.	251,370	52,944	—	—	—	27,139	—	—	—	331,453	4,863
Tellus Brasil Participações S.A.	634,068	138,418	—	—	—	(9,970)	(4,526)	—	16,847	774,837	—
Janus Brasil Participações S.A.	884,053	227,451	—	—	—	(18,407)	—	—	29,595	1,122,692	—
Duguetiapar Empreendimentos e Participações S.A.	18,740	6,441	—	—	—	(7,458)	—	—	(2)	17,721	—
Gamiovapar Empreendimentos e Participações S.A.	122,561	4,731	—	—	—	(11,654)	(1,231)	—	(71)	114,336	—
Moove
Moove Lubricants Holdings	1,644,170	193,618	—	—	(183,732)	(35,808)	—	—	7,968	1,626,216	368
Other	762	290	—	—	(57)	(368)	—	—	—	627	—
Total investments in associates	31,230,371	2,235,872	15,654	6,323	(212,499)	(348,493)	2,826,025	(20,110)	8,635	35,741,778	99,194
Cosan Corporate
Cosan Luxembourg S.A.	(146,473)	197	—	—	—	—	—	—	—	(146,276)	—
Total provision for uncovered liability of associates	(146,473)	197	—	—	—	—	—	—	—	(146,276)	—
Total	31,083,898	2,236,069	15,654	6,323	(212,499)	(348,493)	2,826,025	(20,110)	8,635	35,595,502	99,194

(i)	On March 10, 2023, Sinlog Tecnologia was transferred to Logística S.A. for assets held for sale, and consequently their definitive sale as detailed in the explanatory note 2.
(ii)	Dividends receivable by Cosan S.A. from its subsidiaries.

99

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2022	Interest in earnings of subsidiaries	Discontinued operation	Change of equity interest in subsidiary	Asset and liability valuation adjustment	Dividends	Capital increase	Investment reclassification	Contributed capital	Bargain purchase	Business combination	Other	At December 31, 2022	Dividend receivable
Rumo
Rumo S.A.	4,490,787	156,420	—	1,344	1,837	(37,140)	—	—	—	—	—	—	4,613,248	37,131
Cosan Corporate
Compass Gás e Energia	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cosan Corretora de Seguros Ltda	—	239	—	—	—	—	5	—	—	—	—	—	244	—
Cosan Nove Participações S.A.	—	142,169	—	1,416,657	27,530	(33,765)	—	—	5,601,173	—	—	—	7,153,764	33,765
Cosan Dez Participações S.A.	—	32,154	17,180	2,558,635	16,882	(11,717)	138,933	—	1,559,146	—	—	—	4,311,213	48,745
Pasadena Empreendimentos e Participações S.A.	879	(93)	—	—	—	—	700	—	—	—	—	—	1,486	—
Cosan Limited Partners Brasil Consultoria Ltda	555	(209)	—	—	—	—	—	—	—	—	—	—	346	—
Other	68,768	1,871	—	—	1,959	—	—	—	—	—	—	1,729	74,327	—
Cosan Oito S.A.	—	522,783	—	—	—	(124,161)	7,860,000	—	—	—	—	—	8,258,622	124,161
Atlântico Participações Ltda	433,615	(1,497)	—	—	—	—	479,224	—	—	—	—	—	911,342	190
Cosan Global	137,527	(8,659)	—	—	—	—	—	—	—	—	—	—	128,868	—
Sinlog Tecnologia em Logística S.A.	17,052	(12,318)	—	9,339	—	—	6,082	—	—	—	—	—	20,155	—
Radar
Radar II Propriedades Agrícolas S.A.	—	246,698	—	—	108	(60,482)	—	756,931	—	—	—	—	943,255	85,517
Radar Propriedades Agrícolas S.A.	—	34,002	—	—	—	(9,614)	—	198,579	—	—	—	—	222,967	11,797
Nova Agrícola Ponte Alta S.A.	—	97,035	—	—	—	(25,459)	—	319,039	—	—	—	—	390,615	30,069
Nova Santa Bárbara Agrícola S.A.	—	8,000	—	—	—	(1,981)	—	25,485	—	—	—	—	31,504	1,981
Nova Amaralina S.A. Propriedades Agrícolas	—	53,686	—	—	—	(14,098)	—	152,744	—	—	—	—	192,332	19,358
Terras da Ponte Alta S.A.	—	39,890	—	—	—	(8,907)	—	50,309	—	—	—	—	81,292	8,990
Paineira Propriedades Agrícolas S.A.	—	58,604	—	—	—	(15,790)	—	126,402	—	—	—	—	169,216	13,028
Manacá Propriedades Agrícolas S.A.	—	46,793	—	—	—	(13,259)	—	137,079	—	—	—	—	170,613	12,347
Castanheira Propriedades Agrícolas S.A.	—	77,819	—	—	—	(25,776)	—	199,327	—	—	—	—	251,370	40,831
Violeta Fundo de Investimento Multimercado	2,119,143	107,133	—	—	11,035	(132,885)	—	(2,104,426)	—	—	—	—	—
Tellus Brasil Participações S.A.	142,795	99,855	—	—	—	(26,410)	—	58,806	—	37,578	363,211	(41,767)	634,068	5,086
Janus Brasil Participações S.A.	183,356	126,508	—	—	—	(122,661)	—	79,725	—	49,224	567,901	—	884,053	—
Duguetiapar Empreendimentos e Participações S.A.	—	1,453	—	—	—	—	—	—	—	1,798	10,022	5,467	18,740	—
Gamiovapar Empreendimentos e Participações S.A.	—	9,020	—	—	—	—	—	—	—	10,741	66,500	36,300	122,561	—
Payly Soluções de Pagamentos S.A.	9,607	(3,748)	—	—	—	—	—	—	—	—	—	(5,859)	—	—
Moove
Moove Lubricants Holdings	1,600,170	340,621	—	—	11,801	(308,422)	—	—	—	—	—	—	1,644,170	136,460
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Compass
Compass Gás e Energia	5,583,215	1,523,381	—	(891)	(11,688)	(1,437,213)	—	—	(5,656,804)	—	—	—	—
Total investments in associates	14,787,469	3,699,610	17,180	3,985,084	59,464	(2,409,740)	8,484,944	—	1,503,515	99,341	1,007,634	(4,130)	31,230,371	609,456
Cosan Corporate
Cosan Luxembourg S.A.	(356,442)	209,969	—	—	—	—	—	—	—	—	—	—	(146,473)	—
Total provision for uncovered liability of associates	(356,442)	209,969	—	—	—	—	—	—	—	—	—	—	(146,473)	—
Total	14,431,027	3,909,579	17,180	3,985,084	59,464	(2,409,740)	8,484,944	—	1,503,515	99,341	1,007,634	(4,130)	31,083,898	609,456

100

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Financial information of subsidiaries and associates:

	Balance as of December 31, 2023				Balance as of December 31, 2022
	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Net income for the year	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Net income for the year
Rumo
Rumo S.A.	49,238,439	(33,367,447)	15,870,992	721,915	45,951,748	(30,541,294)	15,410,454	514,022
Cosan Corporate
Cosan Corretora de Seguros Ltda	1,475	(218)	1,257	1,013	245	(2)	243	239
Cosan Nove Participações S.A.	10,378,188	(393)	10,377,795	999,748	9,957,152	(169,079)	9,788,073	194,522
Cosan Dez Participações S.A.	29,394,359	(19,707,826)	9,686,533	1,804,326	25,124,201	(16,642,318)	8,481,883	62,650
Pasadena Empreendimentos e Participações S.A.	2,013	(561)	1,452	(33)	2,048	(562)	1,486	(93)
Cosan Limited Partners Brasil Consultoria Ltda	287	—	287	(69)	357	(1)	356	214
Cosan Luxembourg S.A.	8,141,418	(8,287,693)	(146,275)	198	7,394,386	(7,540,859)	(146,473)	209,969
Cosan Oito S.A.	17,148,403	(6,772,114)	10,376,289	(346,359)	21,105,355	(12,846,728)	8,258,627	522,783
Atlântico Participações Ltda	992,412	(89,991)	902,421	(8,921)	981,457	(70,115)	911,342	(1,497)
Cosan Global	119,355	—	119,355	(9,513)	128,868	—	128,868	(8,659)
Sinlog Tecnologia em Logística S.A.	—	—	—	—	18,503	(8,901)	9,602	(1,764)
Radar
Radar II Propriedades Agrícolas S.A.	2,378,123	(91,077)	2,287,046	332,222	2,089,843	(224,131)	1,865,712	509,131
Radar Propriedades Agrícolas S.A.	549,223	(29,692)	519,531	10,448	590,386	(52,469)	537,917	97,663
Nova Agrícola Ponte Alta S.A.	1,108,509	(42,596)	1,065,913	84,912	1,039,678	(97,302)	942,377	245,687
Nova Santa Bárbara Agrícola S.A.	78,808	(11,380)	67,428	(7,577)	86,364	(10,360)	76,005	20,127
Nova Amaralina S.A. Propriedades Agrícolas	563,096	(31,890)	531,206	31,292	534,096	(70,085)	464,012	136,048
Terras da Ponte Alta S.A.	259,687	(37,436)	222,251	34,838	224,952	(28,830)	196,122	96,754
Paineira Propriedades Agrícolas S.A.	537,119	(28,711)	508,408	96,780	453,093	(44,851)	408,242	152,373
Manacá Propriedades Agrícolas S.A.	530,358	(24,585)	505,773	96,894	451,728	(40,117)	411,611	127,955
Castanheira Propriedades Agrícolas S.A.	840,064	(40,418)	799,646	127,731	729,294	(122,854)	606,440	248,744
Tellus Brasil Participações Ltda	4,129,945	(171,300)	3,958,645	707,176	3,533,817	(294,358)	3,239,459	1,424,072
Janus Brasil Participações S.A.	6,017,992	(282,158)	5,735,834	1,162,047	5,031,454	(514,828)	4,516,626	1,910,077
Duguetiapar Empreendimentos e Participações S.A.	97,542	(7,008)	90,534	32,906	98,862	(3,124)	95,739	19,403
Gamiovapar Empreendimentos e Participações S.A.	617,029	(32,890)	584,139	24,170	644,621	(21,462)	623,159	119,273
Moove
Moove Lubricants Holdings	7,969,260	(5,649,161)	2,320,099	276,938	8,969,378	(6,620,118)	2,349,260	486,897

101

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)          Consolidated

	Shares issued by the investee	Shares held by Cosan	Cosan ownership interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%
Elevações Portuárias S.A.	672,397,254	134,479,451	20.00%
Terminal XXXIX S.A.	200,000	99,246	49.62%
Compass
Gás de Alagoas S.A. – ALGÁS	810,896,963	238,728,878	29.44%
Companhia de Gás do Ceará – Cegás	39,400,000	11,599,428	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%
Companhia Potiguar de Gás – Potigas	4,245,000	3,523,350	83.00%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Sergipe Gás S.A. – SERGÁS	1,593,656	661,363	41.50%
Companhia Pernambucana de Gás - Copergás	163,485,912	67,846,653	41.50%
Cosan Corporate
Vale S.A	4,539,007,580	190,965,062	4.90%

102

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2023	Interest in earnings of subsidiaries	Discontinued operation	Dividends	Capital reduction	Reclassification to held for sale	Reclassification of financial assets	Other (ii)	At December 31, 2023	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	5,654	1,716	—	(1,200)	—	—	—	—	6,170	—
Termag - Terminal Marítimo de Guarujá S.A.	8,464	(2,446)	—	—	—	—	—	—	6,018	—
TGG - Terminal de Granéis do Guarujá S.A.	17,468	8,826	—	(10,334)	—	—	—	—	15,960	—
Elevações Portuárias S.A.	296,746	38,992	—	(18,960)	(99,040)	—	—	—	217,738	—
Terminal XXXIX S.A.	53,136	28,247	—	(14,968)	—	—	—	—	66,415	—
Compass
Companhia Paranaense de Gás - Compagás	424,837	36,300	—	(57,956)	—	—	—	351	403,532	5,636
Companhia Pernambucana de Gás - Copergás	415,301	—	5,921	(19,238)	—	(401,984)	—	—	—	—
Companhia de Gás de Santa Catarina - Scgás	627,829	37,028	—	(24,525)	—	—	—	—	640,332	6,957
Sergipe Gás S.A. - SERGÁS	69,430	—	3,230	(5,466)	—	(67,194)	—	—	—	—
Companhia de Gás do Ceará - Cegás	184,537	—	11,573	(13,676)	—	(183,880)	—	1,446	—	—
CEG Rio S.A.	274,480	84,822	—	(70,916)	—	—	—	—	288,386	20,708
Companhia de Gás de Mato Grosso do Sul - Msgás	291,543	20,828	—	(14,497)	—	—	—	—	297,874	2,496
Companhia Potiguar de Gás - Potigas	168,887	—	14,371	(13,118)	—	(170,140)	—	—	—	—
Gás de Alagoas S.A. - Algás	68,448	—	10,324	(8,492)	—	(69,656)	—	(624)	—	—
Cosan Corporate
Vale S.A	—	96,075	—	—	—	—	16,274,081	(707,671)	15,662,485	—
Other	7,183	11	—	—	—	—	—	(735)	6,459	39
	2,913,943	350,399	45,419	(273,346)	(99,040)	(892,854)	16,274,081	(707,233)	17,611,369	35,836

(i)	Dividends receivable by the controlling companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.
(ii)	The balance of others is mainly composed of the cost of the shares sold by Vale S.A. in the amount of R$701,575.

103

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2022	Interest in earnings of subsidiaries	Discontinued operation	Change of equity interest in subsidiary	Asset valuation adjustment	Declared dividends	Disposal of investment	Contributed capital	Business combination	Other	At December 31, 2022	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	4,907	1,647	—	—	—	(900)	—	—	—	—	5,654	71
Termag - Terminal Marítimo de Guarujá S.A.	4,725	4,445	—	—	—	—	—	—	—	(706)	8,464	151
TGG - Terminal de Granéis do Guarujá S.A.	17,563	5,689	—	—	—	(5,784)	—	—	—	—	17,468	118
Elevações Portuárias S.A.	—	6,190	—	135,159	—	—	155,397	—	—	—	296,746	717
Terminal XXXIX S.A.	30,649	22,487	—	—	—	—	—	—	—	—	53,136	—
Compass
Companhia Paranaense de Gás - Compagás	—	19,931	—	—	—	(6,831)	—	—	411,737	—	424,837	44,121
Companhia Pernambucana de Gás - Copergás	—	—	19,094	—	—	(9,493)	—	—	405,700	—	415,301	8,300
Companhia de Gás de Santa Catarina - Scgás	—	34,885	—	—	—	(15,524)	—	—	608,468	—	627,829	16,214
Sergipe Gás S.A. - SERGÁS	—	—	9,015	—	—	(3,441)	—	—	63,856	—	69,430	3,202
Companhia de Gás do Ceará - Cegás	—	—	6,717	—	—	(4,189)	—	—	182,009	—	184,537	—
CEG Rio S.A.	—	29,686	—	—	—	(16,542)	—	—	261,336	—	274,480	14,968
Companhia de Gás de Mato Grosso do Sul - Msgás	—	13,530	—	—	—	(6,160)	—	—	284,173	—	291,543	3,837
Companhia Potiguar de Gás - Potigas	—	—	9,066	—	—	(8,390)	—	—	168,211	—	168,887	7,674
Gás de Alagoas S.A. - Algás	—	—	5,954	—	—	(2,985)	—	—	66,001	(522)	68,448	2,711
Radar
Tellus Brasil Participações S.A.	142,798	128,860	—	—	—	(30,756)	—	58,806	(299,708)	—	—	—
Janus Brasil Participações S.A.	183,357	150,687	—	—	—	(35,559)	—	79,725	(378,210)	—	—	—
Cosan Corporate
TUP Porto São Luis S.A.	394,380	49	—	—	—	—	—	—	(393,579)	(850)	—	—
Other	1,688	811	—	—	5,536	—	—	—	—	(852)	7,183	—
	780,067	418,897	49,846	135,159	5,536	(146,554)	155,397	138,531	1,379,994	(2,930)	2,913,943	102,084

(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

104

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Financial information of subsidiaries and associates

	Balance as of December 31, 2023				Balance as of December 31, 2022
	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year
Rumo
Rhall Terminais Ltda.	33,060	(12,491)	20,569	5,983	33,382	(14,534)	18,848	5,811
Elevações Portuárias S.A.	1,251,643	(444,748)	806,895	194,954	950,538	(243,797)	706,741	127,554
Termag - Terminal Marítimo de Guarujá S.A.	298,815	(268,730)	30,085	4,721	273,760	(231,119)	42,641	19,881
TGG - Terminal de Granéis do Guarujá S.A.	242,779	(73,216)	169,563	88,867	254,748	(78,657)	176,091	58,139
Terminal XXXIX S.A.	481,569	(326,731)	154,838	53,986	433,412	(388,882)	44,530	44,530
Compass
Companhia Paranaense de Gás - Compagás	1,208,959	(685,288)	523,671	96,866	1,115,974	(458,322)	657,652	161,467
Companhia de Gás de Santa Catarina - Scgás	1,118,237	(399,252)	718,985	153,217	1,093,210	(453,632)	639,578	161,504
CEG Rio S.A.	1,944,385	(1,326,484)	617,901	233,099	1,910,875	(1,351,937)	558,938	150,969
Companhia de Gás de Mato Grosso do Sul - Msgás	390,976	(193,298)	197,678	56,649	339,695	(164,774)	174,921	11,448
Cosan Corporate
Vale S.A.	423,626,000	(232,661,000)	190,965,000	39,940,000	—	—	—	—

105

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.2. ACQUISITION OF SUBSIDIARIES

Accounting policy:

Combinations of businesses are recorded using the acquisition method. In general, the consideration transferred in an acquisition, as well as the identifiable net assets acquired and liabilities assumed, are measured at fair value. Any goodwill that develops is annually evaluated for impairment. Unless related to the issuance of debt or equity, transaction expenses are recorded as incurred in the income statement.

For each business combination, the Company measures non-controlling interests in the acquisition using one of the following methods:

  fair value; or
  proportional share of the acquirer's identifiable net assets, which are typically valued at fair market price.

The transferred consideration excludes amounts related to the liquidation of preexisting relationships. Typically, these amounts are recognized in profit or loss

Contingent consideration depends on an acquired business meeting targets within a fixed period. To calculate obligations at the time of acquisition and at each subsequent reporting date, projections of future performance are required. In addition, estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets, such as brands, are frequently a crucial component of an acquired business because they enable us to derive greater value than would be possible otherwise.

Measurement of fair values

In measuring fair values, valuation techniques were used considering market prices for similar items, discounted cash flow, among others.

Since this is a fair value measurement, the accounting for the acquisition will be revisited if new information obtained within one year of the acquisition date regarding the facts and circumstances that existed at the acquisition date indicates adjustments to the amounts mentioned above or any additional provision that existed at the acquisition date. Management's expectation is that only the measurements of intangible assets could have some kind of impact on this evaluation.

BIOMETANO VERDE PAULÍNIA S.A.

On October 20, 2023, Compass Comercialização acquired a 51% stake in Biometano Verde Paulínia S.A. (“BVP”) for R$247,152, of which R$100,000 via capital contribution, R$135,000 paid in a single installment to the former controlling shareholders and R$12,152 referring to contingent consideration.

BVP is a privately held company based in Brazil whose activities will involve the purification and treatment of Biogas and the production, movement and sale of Biomethane. Compass Comercialização carried out the acquisition in line with the objective of expanding the Marketing & Services segment, offering increasingly complete solutions to its customers towards a safe and efficient energy transition.

In the evaluation carried out by the Company, the acquisition price was allocated as a biogas supply contract, lending contract and licenses for a fair value of R$384,277. Intangible assets will be amortized until 2045.

The fair value of the assets and liabilities acquired is shown below:

106

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Consideration transferred	12/31/2023
Capital contribution	100,000
Cash transfer	135,000
Contingent consideration	12,152
Consideration transferred	247,152
Identifiable assets acquired and liabilities assumed
Cash, cash equivalents and restricted cash	100,341
Intangible assets	582,238
Trade payables	(5)
Other obligations	(1)
Deferred Income Tax (IR) and social contribution (CS)	(197,961)
Non-controlling interest	(237,460)
Liquid and acquired assets	247,152
Contingent consideration	(12,152)
Returns on financial investments	341
Cash received	(100,341)
Transferred consideration, net of cash	135,000

The consolidated income statement includes net profit in the amount of R$1,104 since the acquisition date, respectively generated by BVP. If the acquired subsidiary had been consolidated since January 1, 2023, the consolidated income statement for the year ended December 31, 2023, would show a net profit of R$2,826 (unaudited).

For the purposes of annual procedures, Management evaluated the factors of the business combination and the estimates used.

107

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.3. NON-CONTROLLING INTEREST IN SUBSIDIARIES

Accounting policy:

Transactions with non-controlling equity interests that do not result in a loss of control are accounted for as equity transactions – that is, as transactions with owners in their capacity as owners.

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	119,063,044	95,250,435	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	10,330,376	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,291,629,301	69.58%
Moove
Cosan Lubes Investments Limited	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,735	2,062,583,640	26.91%
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

108

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	On January 1, 2023	Interest in earnings of subsidiaries	Capital (reduction) increase	Gain (loss) with capital increase	Asset and liability valuation adjustment	Dividends	Business combination	Reclassification	Other	On December 31, 2023
Compass
Comgás	27,151	11,419	—	—	444	(6,869)	—	—	—	32,145
Commit Gás S.A.	2,058,651	185,312	—	—	—	(309,324)	—	(372,030)	(109)	1,562,500
Norgás S.A.	—	—	—	—	—	—	—	372,030	—	372,030
Biometano Verde Paulínia S.A	—	521	—	—	—	—	237,460	—	—	237,981
Compass Gás e Energia	782,583	192,358	—	—	132	(183,126)	—	—	(1,275)	790,672
Rumo
Rumo S.A.	10,797,146	503,029	(12,250)	(9,280)	704	(122,165)	—	—	(52,595)	11,104,589
Moove
Cosan Lubes Investments Limited	702,001	82,979	—	—	(78,742)	(15,346)	—	—	4,956	695,848
Cosan Corporate
Cosan Limited Partners Brasil	9	(2)	—	—	—	—	—	—	—	7
Cosan Nove Participações S.A.	2,634,310	338,315	—	32,732	(14,728)	(436,566)	—	—	12,956	2,567,019
Cosan Dez Participações S.A.	1,302,661	573,987	1	—	454	(372,772)	—	—	7,710	1,512,041
Sinlog Tecnologia em Logística S.A.	14,911	(1,969)	21,959	(12,622)	—	—	—	—	(22,279)	—
Radar
Janus Brasil Participações S.A.	3,773,279	924,908	—	—	—	(74,830)	—	—	119,844	4,743,201
Tellus Brasil Participações S.A.	2,584,058	562,713	(18,400)	—	—	(40,531)	—	—	68,488	3,156,328
Gamiovapar Empreendimentos e Participações S.A.	505,681	19,233	(5,004)	—	—	(47,377)	—	—	(289)	472,244
Duguetiapar Empreendimentos e Participações S.A.	70,857	26,185	—	—	—	(30,319)	—	—	(8)	66,715
Radar II Propriedades Agrícolas S.A.	878,879	174,346	(1,902)	—	—	37,831	—	—	—	1,089,154
Radar Propriedades Agrícolas S.A.	212,065	4,331	(7,275)	—	—	(4,677)	—	—	—	204,444
Nova Agrícola Ponte Alta S.A.	365,807	35,196	—	—	—	16,010	—	—	—	417,013
Nova Amaralina S.A. Propriedades Agrícolas	2,041	12,971	—	—	—	14,881	—	—	—	29,893
Nova Santa Bárbara Agrícola S.A.	201,389	(3,141)	—	—	—	(415)	—	—	—	197,833
Terras da Ponte Alta S.A.	73,421	14,440	—	—	—	(3,610)	—	—	—	84,251
Paineira Propriedades Agrícolas S.A.	157,784	40,115	—	—	—	1,404	—	—	—	199,303
Manacá Propriedades Agrícolas S.A.	160,553	40,163	(1,151)	—	—	19	—	—	—	199,584
Castanheira Propriedades Agrícolas S.A.	210,995	52,944	—	—	—	27,139	—	—	—	291,078
	27,516,232	3,790,353	(24,022)	10,830	(91,736)	(1,550,643)	237,460	—	137,399	30,025,873

109

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	On January 1, 2022	Interest in earnings of subsidiaries	Change of equity interest in subsidiary	Asset and liability valuation adjustment	Dividends	Capital increase	Acquisition of non-controlling interests	Business combination	Other	On December 31, 2022
Compass
Comgás	28,466	14,881	—	—	(16,926)	—	—	—	730	27,151
Commit Gás S.A.	—	107,593	—	—	(64,435)	—	—	2,015,493	—	2,058,651
Compass Gás e Energia	761,432	221,871	(78)	3,197	(201,024)	—	—	—	(2,815)	782,583
Sulgás	—	6,466	—	—	(26,701)	—	(888,450)	908,883	(198)	—
Rumo
Rumo S.A.	10,527,777	357,642	(21,358)	2,061	(89,194)	—	—	—	20,218	10,797,146
Moove
Cosan Lubes Investments Limited	683,143	145,981	—	(127,123)	—	—	—	—	—	702,001
Cosan Corporate
Cosan Limited Partners Brasil	14	(5)	—	—	—	—	—	—	—	9
Cosan Nove Participações S.A.	—	53,353	(1,416,657)	10,070	(12,434)	4,115,000	—	—	(115,022)	2,634,310
Cosan Dez Participações S.A.	—	14,965	(2,592,096)	5,073	(3,540)	4,000,000	—	—	(121,741)	1,302,661
Sinlog Tecnologia em Logística S.A.	6,549	(7,677)	16,039	—	—	—	—	—	—	14,911
Payly	2,602	(1,626)	—	—	—	—	—	—	(976)	—
Radar
Janus Brasil Participações S.A.	—	(10,971)	—	—	—	—	(196,857)	3,981,107	—	3,773,279
Tellus Brasil Participações S.A.	—	8,531	—	—	—	—	(7,508)	2,583,035	—	2,584,058
Gamiovapar Empreendimentos e Participações S.A.	—	2,900	—	—	—	—	4,975	497,806	—	505,681
Duguetiapar Empreendimentos e Participações S.A.	—	(788)	—	—	—	—	(4,534)	76,179	—	70,857
Radar II Propriedades Agrícolas S.A.	—	246,698	—	108	(124,858)	—	—	—	756,931	878,879
Radar Propriedades Agrícolas S.A.	—	34,002	—	—	(20,516)	—	—	—	198,579	212,065
Nova Agrícola Ponte Alta S.A.	—	97,035	—	—	(50,267)	—	—	—	319,039	365,807
Nova Amaralina S.A. Propriedades Agrícolas	—	8,000	—	—	(31,444)	—	—	—	25,485	2,041
Nova Santa Bárbara Agrícola S.A.	—	53,686	—	—	(5,041)	—	—	—	152,744	201,389
Terras da Ponte Alta S.A.	—	39,890	—	—	(16,778)	—	—	—	50,309	73,421
Paineira Propriedades Agrícolas S.A.	—	58,604	—	—	(27,222)	—	—	—	126,402	157,784
Manacá Propriedades Agrícolas S.A.	—	46,793	—	—	(23,319)	—	—	—	137,079	160,553
Castanheira Propriedades Agrícolas S.A.	—	77,819	—	—	(66,151)	—	—	—	199,327	210,995
Violeta Fundo de Investimento Multimercado	2,119,102	69,200	(107,359)	11,143	(132,885)	—	—	—	(1,959,201)	—
	14,129,085	1,644,843	(4,121,509)	(95,471)	(912,735)	8,115,000	(1,092,374)	10,062,503	(213,110)	27,516,232

110

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Summary statement of financial position:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Current
Assets	1,020,790	2,015	4,903	2,721	91,412	1,777,104	3,846,647	2,474,218	819,887	514,788
Liabilities	(127,876)	(126,916)	(392)	(169,079)	(3,603)	(1,341,106)	(1,135,917)	(852,071)	(184,004)	(916,363)
Current net assets	892,914	(124,901)	4,511	(166,358)	87,809	435,998	2,710,730	1,622,147	635,883	(401,575)
Non-current
Assets	5,798,291	5,738,715	10,373,285	9,954,431	2,218,429	2,204,878	22,572,211	20,971,764	16,152,441	14,316,130
Liabilities	—	—	—	—	—	(1,208,604)	(9,611,588)	(7,402,742)	(613,705)	(530,331)
Non-current net assets	5,798,291	5,738,715	10,373,285	9,954,431	2,218,429	996,274	12,960,623	13,569,022	15,538,736	13,785,799
Shareholders’ equity	6,691,205	5,613,814	10,377,796	9,788,073	2,306,238	1,432,272	15,671,353	15,191,169	16,174,619	13,384,224

Summary statements of profit or loss and other comprehensive income:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Net revenue	—	—	—	—	—	3,842,981	1,013,446	984,597	743,411	834,616
Income before taxes	1,396,633	63,578	1,005,640	194,522	207,982	485,729	769,233	633,164	2,820,202	1,556,155
Income tax and social contribution	(2,301)	—	(5,892)	—	—	11,665	(49,569)	(118,224)	(147,636)	(74,915)
Income (loss) for the year	1,394,332	63,578	999,748	194,522	207,982	497,394	719,664	514,940	2,672,566	1,481,240
Other comprehensive income (loss)	1,957	—	(54,731)	—	(262,473)	—	1,011	2,961	—	—
Total comprehensive results	1,396,289	63,578	945,017	194,522	(54,491)	497,394	720,675	517,901	2,672,566	1,481,240
Comprehensive income attributable to non-controlling shareholders	454	14,965	(14,728)	52,353	(78,742)	149,218	704	360,776	—	—
Dividends paid	372,772	—	571,261	—	—	150,000	122,231	35,733	530,576	948,967

Summary Cash Flow Statement:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Cash (generated (used in) in operating activities	(176)	3	14,941	2	(359)	292,204	674,137	94,522	626,057	791,779
Cash (generated (used in) in investing activities	757,196	—	555,408	(19,217)	(5,683)	(41,004)	(175,273)	2,518,699	(30,681)	175,611
Cash generated (used in) in financing activities	(372,772)	2,011	(571,261)	21,936	7,976	(197,994)	445,843	(1,235,688)	(581,012)	(949,277)
Reduction of cash and cash equivalents	384,248	2,014	(912)	2,721	1,934	53,206	944,707	1,377,533	14,364	18,113
Cash and cash equivalents at the beginning of the year	2,014	—	2,721	—	—	761,698	2,169,335	791,802	25,582	7,469
Effect of FX variation on the cash balance and cash equivalents	—	—	—	—	(76)	—	—	—	—	—
Cash and cash equivalents at the end of the year	386,262	2,014	1,809	2,721	1,858	814,904	3,114,042	2,169,335	39,946	25,582

111

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

10.  INVESTMENT IN JOINT VENTURES

Accounting policy:

A joint venture is an agreement whereby the parties that have joint control of the agreement have rights to the net assets of the agreement.

The Company, through its subsidiary Cosan Nove, has an investment in a joint venture shown in the balance sheet as the share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to align any different accounting policies that may exist. The Company’s share of the results and shareholder’s equity of the joint venture is included in the income statement, comprehensive income statement and shareholder’s equity, respectively. Unrealized gains and losses resulting from transactions between the Company and its joint venture are eliminated to the extent of the Company’s investment in the joint venture, except where unrealized losses provide evidence of an impairment of the transferred asset. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in the joint venture and, when necessary, the entire book value of the investment (including goodwill) is tested for impairment in accordance with CPC 01/IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (whichever is higher between the value in use and fair value less costs of disposal) with its book value.

The investment in joint venture is considered as non-current assets and are shown at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with CPC 31/IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Changes to the investments in joint ventures were as follows:

	Raízen S.A.	Terminal Alvorada S.A	Total
Shares issued by the investee	10,352,509,484	100,197,076
Shares held by Cosan	4,557,597,117	50,098,538

Cosan ownership interest	5.02%	50.00%
Cosan's indirect shareholding	25.90%	—
Total (i)	30.92%	50.00%
On January 1, 2022	10,936,663	—	10,936,663
Interest in earnings of joint ventures	(92,179)	—	(92,179)
Asset and liability valuation adjustment	1,053,226	—	1,053,226
Dividends	(676,354)	—	(676,354)
On January 1, 2023	11,221,356	—	11,221,356
Interest in earnings of joint ventures (ii)	1,694,679	1,266	1,695,945
Asset and liability valuation adjustment	(7,428)	—	(7,428)
Capital increase (iv)	—	47,300	47,300
Dividends (iii)	(1,214,731)	—	(1,214,731)
At December 31, 2023	11,693,876	48,566	11,742,442

112

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Raízen S.A

(i)

The Company's total interest in Raízen S.A. is made up of 5.02% direct participation and 39.15% indirect participation through Cosan Nove. The disclosed percentage of 25.90% refers to the economic benefit calculated by the result of Cosan S.A's participation in its subsidiary Cosan Nove of 66.16% multiplied by the participation of 39.15%

For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the participation of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.

(ii)	Raízen measured and recognized on September 30, 2023, PIS and COFINS credits in the consolidated amount of R$3,765,456 relating to Complementary Law 192/22 and R$1,465,726 relating to Complementary Law 194/22, totaling R $5,231,182, which impacted the equity income for the year by R$1,617,481, net of income tax and social contribution.
(iii)

Amount proposed and allocated in the year. In year ended as at December 31, 2023, dividends constituted in the period were paid in the amount of R$906,534.

The joint venture’s statement of financial position and income statement are disclosed in the explanatory note 4 - Information by segment.

As of December 31, 2023, the Company was in compliance with the covenants of the agreement governing the joint venture.

Terminal Alvorada S.A.
(iv)	On July 7, 2023, the subsidiary Rumo S.A contributed R$47,300 to form the joint venture Terminal Alvorada S.A with CHS Agronegócio Indústria e Comércio Ltda “CHS”, whose objective is to transform the CHS road transshipment warehouse in Alvorada (TO) in a road-rail transshipment terminal.

11.  PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OF-USE AND INVESTMENT PROPERTIES

Accounting policy:

Reduction to recoverable value

The recoverable amount is determined through value in use calculations, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and past performance. Discounted cash flows were prepared over a ten-year period and carried forward in perpetuity without considering an actual growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows is appropriate for the purpose of calculating the recoverable amount, because it reflects the estimated time of use of the asset and of the business groups.

The Company reviews impairment indicators for intangible assets with defined useful lives and fixed assets on an annual basis. In addition, goodwill and intangible assets with an indefinite useful life are subjected to an impairment test. An impairment occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the greater of its fair value less costs to sell and its value in use.

The assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long-term growth, and discount rates - are utilized in our assessment of impairment of assets as of the date of the balance sheet. No plausible change to a central premise would be harmful. The primary assumptions used to determine the recoverable value of the various cash-generating units to which goodwill is allocated are described in the following section.

113

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.1. PROPERTY, PLANT AND EQUIPMENT

Accounting policy:

Identification and evaluation

Cost, less accumulated depreciation and any accumulated impairment losses is used to value fixed assets.

Subsequent expenditures are only capitalized when it is probable that the associated future economic benefits will accrue to the company. Ongoing repairs and maintenance expenses are recorded as they are incurred.

Depreciated from the date of availability for use or, for constructed assets, from the date of completion and readiness for use.

Unless it is capitalized as part of the cost of another asset, depreciation is calculated on the book value of fixed assets less estimated residual values using the straight-line method over its estimated useful life and recognized in profit or loss. Land is not depreciated.

Methods of depreciation, such as useful lives and residual values, are reviewed at the end of each fiscal year or when there is a significant change without an expected consumption pattern, such as a relevant incident or technical obsolescence. If applicable, any adjustments are recorded as changes to accounting estimates.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and improvements	4% - 5%
Machinery, equipment and installations	8% - 11%
Furniture and fixtures	10% - 15%
Wagons	2.9% - 6%
Locomotives	3.3% - 8%
Permanent ways	3% - 4%
IT equipment	20%
Others	10% - 20%

114

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)             Reconciliation of carrying amount:

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent easement	Construction in progress	Other assets	Total	Total
Cost
On January 1, 2022	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064	81,406
Business combination	310,730	227,257	—	—	133,474	163,427	834,888	—
Additions	5,442	12,208	772	11,120	3,387,758	(2,253)	3,415,047	1,636
Write-offs	(3,368)	(15,368)	(61,536)	(52)	(9,024)	(52,056)	(141,404)	(608)
Transfers (ii)	182,504	141,379	316,211	1,650,431	(2,419,014)	32,921	(95,568)	(340)
Exchange differences	35,544	131,160	—	—	684	142,215	309,603	—
Write-off by disposal of investment	(396,614)	(528,452)	—	—	(23,444)	(5,043)	(953,553)	—
On December 31, 2022	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077	82,094
Additions	11,356	18,671	898	710	4,577,377	15,497	4,624,509	1,380
Write-offs	(199,080)	(34,872)	(118,414)	(116,957)	(2,157)	(16,961)	(488,441)	—
Transfers (ii)	281,621	196,158	821,701	2,552,077	(3,710,146)	33,451	174,862	(28)
Exchange differences	(11,626)	(23,492)	—	—	1,944	(13,668)	(46,842)	—
Assets held for sale	(89)	—	—	—	(396,150)	(535)	(396,774)	—
On December 31, 2023	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391	83,446

Depreciation
On January 1, 2022	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)	(28,399)
Additions	(73,712)	(187,599)	(566,999)	(670,921)	—	(66,064)	(1,565,295)	(8,058)
Transfers (ii)	—	8,170	51,591	8	—	53,031	112,800	407
Write-offs	(16,135)	26,732	139	23,931	—	(514)	34,153	—
Exchange differences	(22,244)	(120,943)	—	—	—	(127,215)	(270,402)	—
Write-off by disposal of investment	208,661	406,945	—	—	—	4,008	619,614	—
On December 31, 2022	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)	(36,050)
Additions	(76,599)	(183,965)	(613,033)	(806,398)	—	(74,695)	(1,754,690)	(7,579)
Transfers (ii)	(49,649)	5,476	(6,838)	(31,199)	—	(45)	(82,255)	—
Write-offs	17,769	14,870	110,237	89,725	—	15,192	247,793	—
Exchange differences	3,536	4,684	—	—	—	3,775	11,995	—
Assets held for sale	40	937	—	—	—	404	1,381	—
On December 31, 2023	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)	(43,629)
On December 31, 2022	1,613,355	1,193,561	4,637,017	6,653,877	4,301,708	548,918	18,948,436	46,044
On December 31, 2023	1,590,634	1,192,028	4,831,568	8,341,835	4,772,576	511,333	21,239,974	39,817

(i)	As at December 31, 2023, assets, mainly wagons and locomotives in the amount of R$ 1,390,404 (R$745,203 as at December 31, 2022), were pledged to guarantee bank loans.
(ii)	Transfers of property, plant and equipment resulting from capitalization and other reclassifications of those assets.

b)       Capitalization of borrowing costs

In the year ended December 31, 2023, loan costs capitalized in the subsidiary Rumo were R$41,304 (R$86,614 as of December 31, 2022), using an average rate of 12.30% per year (13.25% per year as of 31 December 2022), while in the subsidiary Compass the capitalized costs were R$98,214 at a weighted average rate of 8.87% per year (R$62,365 and 6.27% per year in the year ended December 31, 2022).

115

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.2. INTANGIBLE ASSETS AND GOODWILL

Accounting policy:

a)        Goodwill

Goodwill is initially recognized in accordance with the accounting policy for business combinations (see Note 9.2). Its value is determined by deducting accumulated impairment losses from its cost.

Goodwill acquired in a business combination is assigned to the Company's CGUs or groups of CGUs that are anticipated to benefit from the synergies created by the business combination.

b)Other intangible assets

Other acquired intangible assets with a short useful life are measured at cost, less accumulated amortization and any accumulated impairment losses.

c)Customer relationships

Costs incurred in developing gas systems for new customers (including pipelines, valves, and other equipment) are considered intangible assets and amortized over the contract's term.

The costs associated with the customer portfolio and right-of-use and operation contracts are considered as intangible assets and amortized over the contract's term.

d)Concession rights

Some subsidiaries of the Cosan group have public concession contracts for the gas distribution service in which the Granting Authority controls which services will be provided and the price, in addition to holding significant participation in the infrastructure at the end of the concession. These concession contracts represent the right to charge users for gas supply during the contract term. Thus, the subsidiaries recognize this right as an intangible.

The assets acquired or constructed underlying the concession necessary for the distribution of gas, are amortized to correspond to the period in which the future economic benefits of the asset are expected to be reverted to the subsidiaries, or the final term of the concession, whatever happens first. This period reflects the economic life of each of the underlying assets that make up the concession. This economic service life is also used by regulatory bodies to determine the basis of measurement of the tariff for the provision of the services object of the concession.

The amortization is recognized by the linear method and reflects the expected standard for the use of future economic benefits, which corresponds to the useful life of the assets that make up the infrastructure according to the provisions of the regulatory body.

The amortization of assets is discontinued when the respective asset is used or downloaded in full and is no longer included in the basis of calculation of the tariff for the provision of concession services, whichever occurs first.

e)Rumo’s concession rights

Rumo's concession rights resulting from the business combination with Rumo Malha Norte were fully allocated to the Rumo Malha Norte concession and amortized in a straight-line basis.

f)Port authorization and license

The subsidiary TUP possesses a license that authorizes the installation of a private port terminal, with no expiration date as long as the property is used for this purpose. Given this entity's core activity, the Company allocated a significant portion of the purchase price to this authorization, which is classified as an intangible asset with an indefinite useful life. As mentioned in note 8, this investment was reclassified to assets available for sale.

g)Contract of supply

The indirect subsidiary Biometano Verde Paulínia has a signed contract for the purchase and sale of biogas produced in the landfill of Paulínia, where the purification plant is located. The term of the contract is 20 years and was calculated from the start date of the operation.

h)Subsequent expenses

Subsequent expenses are capitalized only if they increase the future economic benefits embodied in the particular asset to which they pertain. All other expenses are recorded in profit or loss as incurred.

i)Amortization

Except for goodwill and intangible assets with indefinite useful life, intangible assets are amortized using a straight-line method over their estimated useful lives, beginning on the date they are acquired or made available for use.

At each reporting date, the depreciation methods, useful lives, and residual values are evaluated and adjusted as necessary.

116

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Supply Agreement	Total	Total
Cost
On January 1, 2022	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	—	23,308,283	15,731
Additions	10,031	—	2,605	—	113,497	16,622	—	142,755	835
Business combination	402,055	2,508,558	436,594	98,382	1,062,832	388	—	4,508,809	—
Write-offs	—	(57,723)	—	—	(19)	579	—	(57,163)	—
Transfers (i)	—	837,788	(1,911)	—	(6)	61,295	—	897,166	340
Exchange differences	(21,909)	—	771	(1,099)	47,613	(2,110)	—	23,266	—
Write-off by disposal of investment	(62,922)	(5,403)	(317,148)	—	—	(26,169)	—	(411,642)	—
On December 31, 2022	1,460,072	22,899,744	500,093	163,923	2,827,984	559,658	—	28,411,474	16,906
Additions	4,731	—	—	—	121,806	67,600	—	194,137	5,422
Write-offs	—	(62,272)	—	—	(64)	(2,075)	—	(64,411)	—
Transfers (i)	—	1,460,012	183,996	—	(219,318)	14,067	—	1,438,757	28
Exchange differences	(42,012)	—	(4,451)	(8,443)	(97,642)	5,315	—	(147,233)	—
Assets held for sale	(30,817)	—	(436,594)	—	(1,819)	(17,060)	—	(486,290)	—
Business Combination	—	—	—	—	—	7,875	574,363	582,238	—
On December 31, 2023	1,391,974	24,297,484	243,044	155,480	2,630,947	635,380	574,363	29,928,672	22,356.00

Amortization
On January 1, 2022	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	—	(5,526,785)	(13,927)
Additions	—	(773,765)	(8,879)	—	(164,843)	(35,667)	—	(983,154)	(732)
Write-offs	—	25,658	—	—	1	(155)	—	25,504	—
Transfers (i)	—	—	—	—	—	(60)	—	(60)	—
Exchange differences	—	—	(771)	—	22,956	(2,838)	—	19,347	—
Write-off by disposal of investment	—	5,403	157,743	—	—	12,470	—	175,616	—
On December 31, 2022	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	—	(6,289,532)	(14,659)
Additions	—	(861,103)	(6,969)	—	(196,995)	(28,436)	—	(1,093,503)	(834)
Write-offs	—	37,148	—	—	2	71	—	37,221	—
Transfers (i)	—	—	(37,209)	—	75,265	19,873	—	57,929	—
Exchange differences	—	—	156	—	2,453	1,526	—	4,135	—
Assets held for sale	—	—	—	—	1,213	4,152	—	5,365	—
On December 31, 2023	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)	(440,494)	—	(7,278,385)	(15,493)
On December 31, 2022	1,460,072	18,246,781	480,899	154,722	1,657,490	121,978	—	22,121,942	2,247
On December 31, 2023	1,391,974	18,820,566	179,828	146,279	1,342,391	194,886	574,363	22,650,287	6,863

(i)	The number of transfers also includes a portion of R$103,084 of intangible assets that was reclassified to financial assets (R$35,057, year ended December 31, 2022).

117

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)             Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	12/31/2023	12/31/2022
Concession rights:
Compass (i)	From 3.54% to 4.58%	12,307,964	11,614,163
Rumo (ii)	1.59%	6,512,602	6,632,618
		18,820,566	18,246,781

Operating license for port terminal	3.70%	47,610	44,305
Moove	5.00%	132,218	139,905
Licenses and authorizations (iii)	Indefinity	—	436,594
		179,828	620,804
Trademarks
Comma	Indefinity	47,015	47,929
Petrochoice (iii)	Indefinity	96,826	104,354
Tirreno (iii)	Indefinity	2,438	2,439
		146,279	154,722
Customers relationship
Compass	20.00%	280,111	285,423
Moove (iii)	5% to 30%	1,062,280	1,227,588
Other		—	4,574
		1,342,391	1,517,585
Contract of supply
Compass	5.00%	574,363	—
		574,363	—
Others
Software license	20.00%	90,162	65,108
Others	20.00%	104,724	56,870
		194,886	121,978

Total		21,258,314	20,661,870

(i)	Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession.
(ii)	Refers to Rumo's railway concession agreement. The amount will be amortized until the end of the concession in 2079.
(iii)	Authorization for: (i) installation of port terminal activities; operation of the port facility by the subsidiary TUP Porto São Luís, (ii) lubrication and contamination control solutions, (iii) production and sale of lubricating oils, additives and fluids
118

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)            Goodwill paid for expected future profitability and intangibles with an indefinite useful life

Below we show the carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the cash generating units:

	12/31/2023			12/31/2022
	Goodwill	Brands and patents	Licenses and authorizations	Goodwill	Brands and patents	Licenses and authorizations
UGC Moove	1,254,253	146,279	—	1,296,266	154,722	—
UGC Compass	100,192	—	—	100,192	—	—
UGC Rumo	37,529	—	—	37,529	—	—
UGC Cosan corporate	—	—	—	26,085	—	436,594
	1,391,974	146,279	—	1,460,072	154,722	436,594

In general, future cash flow projections for the Company assume growth rates of 3.5% (2.7% in 2022), which are neither higher nor greater than the long-term average growth rates for the sector and country.

To determine the present value of cash flows, a pre-tax discount rate is utilized. Before taxes and in nominal terms, discount rates ranged between 11.80% and 12.40% (between 10.10% and 24.80% in 2022).

The main assumptions for the first part of the financial model consider inflation and GDP by region where the CGU is located, plus the Cosan Group's strategies and market opportunities. For the remaining years of the model, the main assumptions relate to inflation and market expansion. The discount rate used is the weighted average cost of capital, or “WACC”, for which the main assumptions are risk-free rate (return rate of an investment without risk of loss), market risk premium (excess return earned by an investment in the stock market at a risk-free rate) and inflation. Most assumptions are obtained from external sources of information.

Future cash flows were constructed considering the following factors: (i) EBITDA for the cash-generating unit, adjusted for other relevant operating cash items and recurring capital expenditures; (ii) the Cosan Group discount rate (WACC) before taxes; and (iii) a growth rate calculated using the inflation index by region.

The annual impairment test utilized the following assumptions:

Premises	% Yearly
Risk-free rate (T-Note 10y)	3.51%
Inflation (BR)	3.76%
Inflation (US)	2.00%
Inflation (UK)	2.00%
Country risk premium (BR)	4.40%
Country risk premium (UK)	0.88%
Country risk premium (ARG)	17.55%
Market risk premium	4.60%
Tax rate (BR)	34.00%
Tax rate (UK)	19.00%
Tax rate (ARG)	30.00%

119

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Determining the recoverability of assets depends on certain key assumptions that are influenced by the market, technological, and economic conditions prevailing at the time this recovery is tested; therefore, it is not possible to predict whether there will be future losses due to a reduction in recoverability and, if so, whether they would be material.

During the year ended December 31, 2023, the Company did not identify any additional indicators of impairment, so no impairment test was required for tangible and intangible assets with defined useful lives. Consequently, no impairment expense was recorded for goodwill and assets with indefinite and definite useful lives as at December 31, 2023, and 2022

11.3. CONTRACT ASSET

Accounting policy

Contract assets are measured based on their acquisition cost, which includes capitalized borrowing costs. The depreciable amounts in the concession contract are transferred to intangible assets when the assets are put into operation. The indirect affiliate Comgás reassesses the useful life, and whenever this assessment reveals that the amortization period will exceed the term of the concession agreement, a portion of the asset is converted into a financial asset because it represents a receivable from the granting authority. This classification follows IFRIC 12 - Concession Agreements.

	Compass	Moove	Total
On January 1, 2022	684,970	21,012	705,982
Additions	1,217,818	10,823	1,228,641
Write-offs	—	(25,156)	(25,156)
Business combination	87,735	—	87,735
Transfers (i)	(880,188)	1,701	(878,487)
On December 31, 2022	1,110,335	8,380	1,118,715
Additions	1,494,142	33,952	1,528,094
Write-offs	—	(31,648)	(31,648)
Transfers (i)	(1,563,056)	—	(1,563,056)
On December 31, 2023	1,041,421	10,684	1,052,105

(i)	The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

120

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

During the year ended December 31, 2023, through its subsidiaries, R$126,522 were added to internally generated intangible assets (R$109,265 in the year ended December 31, 2022), through the capitalization of labor.

a)        Investment commitments

The indirect subsidiary Comgás assumed commitments in its concession contract for investments (expansion, improvements, and maintenance) to be carried out during the estimated concession period until 2049. In addition to investments in administrative support, the investment values for expansion projects and operational support exceed R$20,000,000, with an expected disbursement of approximately R$3,000,000.

Considering that the concession contract provides for incentive regulation, defining an efficient business plan at each five-year cycle in light of a capital return rate defined at the time to ensure that the concessionaire is able to obtain adequate remuneration for its investments, Comgás will propose a binding regulatory plan for each tariff revision, taking into account the reality at the time and the rate of return on capital defined by the regulator.

The other distributors operating in another state do not have investment commitments to be made during the concession period.

b)       Capitalization of borrowing costs

During the year ended December 31, 2023, the indirect subsidiary Comgás capitalized R$82,441 at a weighted average rate of 12.70% per year (R$70,884 at 12.06% per year in the year ended December 31, 2022).

During the year ended December 31, 2023, the indirect subsidiary Sulgás capitalized R$973 at a weighted average rate of 5.81% per year (R$217 at 4.10% per year in the year ended December 31, 2022).

11.4 RIGHT OF USE ASSETS

Accounting policy:

The right-of-use asset is initially measured at cost, which includes the initial measurement value of the lease liability, adjusted for any lease payments made up to the commencement date, any initial direct costs incurred by the lessee, and an estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site where it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, less any lease incentives received.

The right-of-use asset is then depreciated on a straight-line basis from the date of commencement until the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of the lease right-of-use asset reflects the likelihood that the lessee will exercise the purchase option. In this instance, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined in the same manner as property, plant, and equipment. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability and impairment losses, if any.

The subsidiary Rumo evaluated its railway concessions within the scope of interpretation IFRIC 12 / CPC 01 Concession Contracts and, since it did not meet the terms of this interpretation, recorded its concession contracts as a right-of-use.

121

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated								Parent company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
On January 1, 2022	254,883	142,449	938,610	87,028	29,099	—	7,800,313	9,252,382	49,529
Business combination	116,919	2,693	—	—	43	—	—	119,655	—
Additions (i)	91,799	73,317	1,006	—	4,561	—	111,457	282,140	541
Contractual readjustments	9,008	52,972	3,480	(1,079)	1,540	—	155,734	221,655	3,092
Write-offs	(24,005)	(724)	—	—	(218)	—	(106,363)	(131,310)	(15,261)
Exchange differences	5,114	(2,237)	—	—	(282)	—	—	2,595	—
On December 31, 2022	453,718	268,470	943,096	85,949	34,743	—	7,961,141	9,747,117	37,901
Additions (i)	81,911	233,155	—	—	25,541	1,533,969	45,271	1,919,847	—
Contractual readjustments	17,917	3,426	332	—	—	—	96,257	117,932	4,754
Write-offs	(25,110)	(7,084)	—	—	—	—	(6,384)	(38,578)	—
Transfers	—	34,742	—	—	—	—	—	34,742	—
Exchange differences	(11,347)	(11,589)	—	—	(120)	—	—	(23,056)	—
On December 31, 2023	517,089	521,120	943,428	85,949	60,164	1,533,969	8,096,285	11,758,004	42,655
Amortization	—	—	—	—	—	—	—	—	—
On January 1, 2022	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	—	(776,636)	(1,305,115)	(15,358)
Additions	(65,254)	(81,349)	(34,990)	(4,015)	(7,713)	—	(267,094)	(460,415)	(5,146)
Write-offs	6,099	710	—	—	943	—	20,535	28,287	5,635
Exchange differences	1,577	1,246	—	—	172	—	—	2,995	—
On December 31, 2022	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	—	(1,023,195)	(1,734,248)	(14,869)
Additions	(74,850)	(47,435)	(34,347)	(4,380)	(13,128)	(38,349)	(320,280)	(532,769)	(5,586)
Write-offs	10,166	1,151	—	—	—	—	—	11,317	—
Exchange differences	2,913	8,187	—	—	114	—	—	11,214	—
On December 31, 2023	(187,268)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	(2,244,486)	(20,455)
On December 31, 2022	328,221	159,819	508,888	64,975	13,020	—	6,937,946	8,012,869	23,032
On December 31, 2023	329,821	374,372	474,873	60,595	25,427	1,495,620	6,752,810	9,513,518	22,200

(i)	The addition of the period is mainly composed of the contract related to the charter of the floating storage and regasification unit (“FRSU”) according to note 2.

122

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.5. INVESTMENT PROPERTIES

Accounting policy:

Investment properties are initially value at cost, including transaction costs. Upon initial recognition, investment properties are measured at fair value, which reflects market conditions at the date of the balance sheet, with changes recorded in the income statement. Revenue from the sale of agricultural properties is not recognized in income until I the sale is complete, (ii) the Company determines that payment by the buyer is probable, (iii) the revenue can be reliably measured, and (iv) the Company has transferred all risks associated with the property to the buyer and no longer has any involvement with the property. The gains from the sale of agricultural properties are reported as net income on the income statement, while the costs are reported as cost of properties sold.

The fair value of agricultural properties was determined using the direct comparative method of market data applied to transactions involving comparable properties (type, location, and quality of property) and, to a lesser extent, using sales quotes for potential transactions involving comparable assets (level 3). In accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas – “ABNT”), the methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop), and rainfall, among other data. As at December 31, 2023, discount rates range between 11.12% per year and 11.20% per year (11.20% per year and 13.75% per year as at December 31, 2022).

The portfolio is evaluated annually by external specialists and periodically by internal professionals who are technically qualified to conduct this type of evaluation.

Investment properties
On January 1, 2022	3,886,696
Change in the fair value of investment properties	1,311,691
Business combination	9,209,626
Additions	17,477
Transfers (i)	(322,430)
On December 31, 2022	14,103,060
Change in the fair value of investment properties	2,259,924
Additions	58,506
Transfers (i)	(444,782)
Write off	(582)
On December 31, 2023	15,976,126

(i)	Transfers to the group of properties maintained for sale as explanatory note 8, resulting from the sales of proposals Fazendas Grão de Ouro e Dourados (Tellus Brasil Participações S.A.); Fazenda Santa Rita Cana (Duguetiapar Empreendimentos e Participações S.A.); Gleba Macaé (Radar II Propriedades Agrícolas S.A.).

123

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

12. COMMITMENTS

Considering the current gas supply contracts, the subsidiaries have financial commitment that totaled an estimated present value of R$44,057,687, the amount of which includes the minimum volume established in the contract, both in commodities and in transportation, with a term until December 2034.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)	The amendment to renew the Malha Paulista concession, which provides for the execution throughout the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 make up the bond book, the physical execution of which was 26.99% up to the balance sheet date.

(ii)	The Malha Central sub concession contract provides for investments with a fixed term (from one to three years from the signing of the contract), estimated by ANTT at R$645,573. As of December 31, 2023, the physical execution of the projects in the book of obligations was 96.41%.
13. CONCESSIONS PAYABLE

Accounting policy:

This account contains the balance of lease payments at issue in disputes with the granting authority. Upon transfer from the "lease liabilities" account, the initial registration is completed at the value of the installment at maturity. These values are then adjusted using the SELIC rate.

In this account, balances are maintained in installments with the Granting Authority. The initial registration is for the balance owed following the resolution of the dispute. These values are then adjusted using the SELIC rate.

Balances payable for granted concession rights ("Concessions and Grants"), initially recorded as a counterpart to intangible assets, are also recorded in this account (Note 11.2). The following measurement is performed at the effective rate.

	12/31/2023	12/31/2022
Disputed lease and concession:
Rumo Malha Oeste S.A.	2,206,945	1,957,149
	2,206,945	1,957,149

Lease installment payments:
Rumo Malha Paulista S.A.	1,067,256	1,138,076
	1,067,256	1,138,076

Concessions and grants:
Rumo Malha Sul S.A.	76,191	81,112
Rumo Malha Paulista S.A.	190,282	156,497
Rumo Malha Central S.A.	24,699	18,576
	291,172	256,185

Total	3,565,373	3,351,410

Current	250,971	256,759
Non-current	3,314,402	3,094,651
	3,565,373	3,351,410

124

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)       Disputed lease and concession:

On July 21, 2020, Rumo filed with the National Land Transport Agency (Agência Nacional de Transportes Terrestres – “ANTT”) a request to participate in a third-party re-bidding process for the Concession Agreement entered into between Malha Oeste and the Federal Government, through the Ministry of Transport ("Rebidding Process"), in accordance with Law No. 13,448 of June 5, 2017, and Decree No. 9,957 of August 8, 2019. An amendment to the concession agreement was signed, and as a result, the economic and financial rebalancing action filed by Rumo Malha Oeste against the Union, which had a decision of origin from the lower court and was awaiting a ruling from the Federal Regional Court, was suspended by joint decision of the parties.

The total amount of judicial deposits related to the cases is R$26,064 (R$24,125 as at December 31, 2022).

b)      Leases and grants within the scope of CPC 06 R2/IFRS 16

	12/31/2023	12/31/2022
Leases:
Rumo Malha Sul S.A.	452,701	542,996
Rumo Malha Paulista S.A.	422,173	539,900
Rumo Malha Oeste S.A.	131,038	185,324
Portofer Transporte Ferroviário Ltda.	—	11,658
	1,005,912	1,279,878

Grants:
Rumo Malha Paulista S.A. (renewal)	919,011	732,727
Rumo Malha Central S.A.	940,456	792,374
	1,859,467	1,525,101

Total	2,865,379	2,804,979

Current	358,464	350,719
Non-current	2,506,915	2,454,260
	2,865,379	2,804,979

125

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

14.  OTHER TAXES PAYABLES

Accounting policy:

The Company incurs various taxes and contributions, including municipal, state, and federal taxes, taxes on bank deposits and withdrawals, turnover taxes, regulatory fees, and income tax, among others. Additionally, it is subject to other taxes on its activities that do not generally represent an expense.

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Tax debts installments	211,226	202,140	217,348	208,760
ICMS	—	43	190,474	271,688
COFINS	96,905	48,982	177,720	246,501
PIS	12,951	2,579	27,073	43,524
Social Security charges	62,249	29,416	87,214	42,186
IRRF	—	—	14,133	14,553
Other	2,082	6,676	122,998	86,517

	385,413	289,836	836,960	913,729

Current	226,556	141,216	673,718	760,041
Non-current	158,857	148,620	163,242	153,688
Total	385,413	289,836	836,960	913,729

The amounts due in non-current liabilities have the following maturity schedule:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
From 13 to 24 months	—	1,599	881	2,255
From 25 to 36 months	—	—	572	656
From 37 to 48 months	—	—	572	656
From 49 to 60 months	—	—	572	656
Over 60 months	158,857	147,021	160,645	149,465
	158,857	148,620	163,242	153,688

126

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

15.  INCOME TAXES

Accounting policy

The total rate of income tax and social contribution is 34%. Current tax and deferred tax are recognized in profit or loss, with the exception of certain transactions which are directly recognized in shareholder’s equity or other comprehensive income.

a)Current tax

It is the expected tax payable or receivable on taxable profit or loss for the year, using tax rates enacted or substantively enacted as of the date of the balance sheet, as well as any adjustments to tax payable in respect of prior years.

b)Deferred tax

Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation and tax loss.

The measurement of deferred tax reflects how the Company expects, at the end of the reporting period, to realize or settle the carrying value of its assets and liabilities. Deferred tax is measured at the rates anticipated to be applied to temporary differences upon their reversal, using rates enacted or substantively enacted as of the date of the balance sheet.

If there is a legally enforceable right to offset current tax assets and liabilities, and if they relate to taxes imposed by the same tax authority on the same taxable entity, deferred tax assets and liabilities are offset.

c)Tax exposure

In calculating the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and the possibility of additional taxes and interest being owed. This evaluation is based on estimates and hypotheses and may involve a series of future event judgments. New information may become available, causing the Company to change its opinion regarding the sufficiency of existing tax liabilities; such changes in tax obligations will have an impact on tax expenses in the period in which the determination is made.

d)Recoverability of deferred income tax and social contribution

When evaluating the recoverability of deferred taxes, Management takes future taxable income projections and changes in temporary differences into account. The recoverability of the deferred tax asset in the parent company depends on taxable income projections. When it is unlikely that a portion or all the tax liability will be realized, the tax asset is reversed. No deadline exists for the utilization of tax losses and negative bases, but the utilization of these accumulated losses from prior years is limited to 30% of annual taxable income.

The Company and its subsidiaries adhere to both the letter and spirit of the tax laws and regulations of the countries in which they conduct business, being committed to good tax practices. They are also committed to the practice of transfer pricing that respects the principles of full competition and the rules defined by the tax legislation of the jurisdictions in which they operate, with transparency of operations, business ethics, and no use of practices that result in an artificial reduction in taxation.

127

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a) Reconciliation of income tax and social contribution expenses:

	Parent Company		Consolidated
	12/31/2023	12/31/2022 (Restated)	12/31/2023	12/31/2022 (Restated)
Income before income tax and social contribution	430,447	70,649	5,113,751	2,652,625
Income tax and social contribution at nominal rate (34%)	(146,352)	(24,021)	(1,738,675)	(901,893)
Adjustments for calculating the effective rate
Equity income	825,704	1,226,979	672,947	122,238
Result of companies abroad	(44,101)	(28,539)	(62,870)	(16,973)
Operating profit	—	—	279,941	197,307
Share-based payment transactions	—	(73)	—	(73)
Interest on equity capital	(22,709)	(66,544)	(191,763)	(26,058)
Goodwill amortization effect	—	—	1,271	—
Permanent differences	—	—	(16,787)	(13,788)
Unrecognized tax losses and temporary differences	—	—	(308,358)	(228,579)
ICMS benefit - extemporaneous	—	—	5,506	345,067
ICMS benefit - current year	—	—	68,409	242,694
Dividend income (i)	—	—	254,260	—
Provision for non-realization of the benefit of the Federative covenant (ii)	—	—	(307,099)	—
Provision for non-realization of the benefit of the Federative covenant - Interest and Fine (iii)	—	—	100,731	—
Selic on indebtedness	16,203	11,206	147,741	22,103
Rate differential (iv)	—	—	805,725	446,293
Benefit Membership Program Zero Litigation (iii)	19,710	—	23,276	—
Other	(165)	(30,805)	(8,681)	(69,934)
Income tax and social contribution (current and deferred)	648,290	1,088,203	(274,426)	118,404

Effective rate - %	150.61%	1540.29%	(5.37%)	4.46%

128

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Refers to dividends received from Vale S.A.
(ii)

From the 1st quarter of 2021, the subsidiaries Comgás and Moove began to calculate and use current and extemporaneous credits resulting from the non-taxation of the benefit of the ICMS calculation base reduction. The subsidiary Comgás uses the base reduction of ICMS calculation in the State of São Paulo, pursuant to art. 8th of Annex II of the ICMS Regulation, approved by State Decree nº 45.490/2000, as amended by State Decrees nº 62.399/2016 and 67.383/2022. Natural gas outlets within the State of São Paulo are subject to ICMS at the effective rate of 15% instead of the general rate of 18%. The subsidiary Moove, makes use of deferrals of ICMS provided by art. 44, Book IV of RICMS/ RJ1 and art. 1st of Decree 44.637/2014, in the internal acquisition and import of basic oil, input for the production of lubricating oil.

These credits were recognized by the Company in 2021 based on its better understanding of the subject, embodied by the opinion of its external legal advisors, which took into account all the jurisprudence then applicable to the subject. On April 26, 2023, the Supreme Court ruled that tax benefits as a base reduction of ICMS calculation can only be excluded from the IRPJ/CSLL if the requirements of Complementary Law 160/2017 are met (art. 30 of Law 12.973/2014), that is, with the constitution of reserve. Based on this decision, the Company’s directors, observing the technical interpretation that governs the treatment of uncertainties regarding taxes on profit (ICPC22 and IFRIC 23), decided to establish a provision on March 31, 2023, in the historical amount of R$1,370,304 (R$1,074,989 of principal registered in the current income tax line, R$138,526 of interest and R$156,790 of fine recorded in the financial result line). The updated amount used by the Company for extemporaneous and current credit totals R$1,681,795 (R$1,122,358 principal, R$281,565 fine and R$277,871 interest) which also includes the assessments received for the year 2018 and the other credits used in the following years until March 31, 2023, plus the respective legal charges. On December 29, 2023, Law 14,789/2023 was published, which granted a discount of 80% for payment of all debts, charges and not charged by the RFB on this subject. With the regulation of the portion referring to the debits not charged, through IN 2.184/2024, the Company will follow the administrative procedures for the effective settlement of this portion and awaits the regulation of the portion referring to the debits charged, to complete the discharge of liabilities. Because of the discount granted, there was a chargeback of liabilities in the amount of R$1,345,435 and the balance of the Company’s updated liabilities in the year ended December 31, 2023, is R$336,359 (R$224,472 principal, R$56,312 fine and R$55,574 interest).

(iii)	Adherence to the Tax Litigation Reduction Program, (Joint Ordinance PGFN/RFB No. 01/2023), as defined in art. 11 § 12 of Law 13,988/2020, which establishes the requirements and conditions for dispute resolution transactions with the Public Treasury.
(iv)	Difference in rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

129

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

 b)Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Deferred tax assets from:
Income tax losses	945,685	697,179	2,714,996	2,244,654
Social contribution tax losses	340,981	251,519	929,055	809,556
Temporary differences
Foreign exchange variation - Loans and borrowings	1,165,734	1,299,577	1,292,954	1,701,529
Provision for lawsuits	95,780	78,190	218,881	204,303
Impairment provision (Rumo Malha Oeste)	—	—	27,072	34,469
Post-employment benefit obligation	—	—	150,336	152,373
Provisions for expected credit losses	—	—	34,511	31,880
Provision for unrealized taxes	6,985	6,985	73,641	70,815
Share-based payment transactions	64,065	26,846	157,825	82,480
Lease	2,497	2,493	161,840	167,962
Unrealized loss with derivatives	165,978	—	823,286	674,554
Provisions for profit sharing	36,020	18,322	159,994	124,833
Business Combination - Intangible assets	—	—	124,379	119,060
Business combination – Property, plant and equipment	—	—	24,795	36,535
Selic on indebtedness	—	77,645	—	100,264
Other provisions	—	196,671	691,162	581,059
Deferred tax on pre-operating income	—	—	87,454	14,009
Regulatory asset (liability)	—	—	6,661	4,843
Other	208,331	1,607	391,444	488,299
Total	3,032,056	2,657,034	8,070,286	7,643,477

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	—	—	(195,232)	—
Provision for lawsuits	—	—	(408)	—
Useful life review	—	—	(456,093)	(401,926)
Business combination – Property, plant and equipment	—	—	(148,872)	(76,263)
Tax goodwill amortized	—	—	(618,758)	(359,100)
Unrealized income with derivatives	—	(249,206)	(299,965)	(226,243)
Fair value adjustment on debt	—	—	(281,784)	(548,726)
Marketable securities	—	—	(77,437)	(1,150,916)
Investment properties	—	—	(455,773)	(391,382)
Goods intended for sale	—	—	(10,546)	—
Capitalized interest	—	—	—	(108,616)
Effects on the formation of joint ventures	(103,992)	(106,254)	(103,992)	(106,254)
Business Combination – Intangible assets	—	—	(4,426,881)	(4,486,211)
Post-employment obligations	—	—	(4,641)	(4,594)
Lease	—	495	(10,034)	(11,797)
Provisions	—	815	(449,153)	(79,092)
Other (i)	(449,153)	(445,264)	(147,120)	(687,601)
Total	(553,145)	(799,414)	(7,686,689)	(8,638,721)
Total deferred taxes recorded	2,478,911	1,857,620	383,597	(995,244)
Deferred tax assets (ii)	2,478,911	1,857,620	5,609,030	4,474,124
Deferred tax liabilities	—	—	(5,225,433)	(5,469,368)
Total deferred, net	2,478,911	1,857,620	383,597	(995,244)

130

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Refers mainly to the tax loss recognized on the capital contribution in a controlled company.
(ii)	Total amount of the balance of deferred income tax and social contribution consolidated assets, R$1,869,877 corresponds to the balance of the subsidiary Rumo S.A.

The Company determined the period for offsetting its deferred tax assets on tax losses, social contribution negative basis and temporary differences based on the projection of its taxable income and long-term strategic planning, with the following realization expected as at December 31, 2023:

	Parent company	Consolidated
Within 1 year	98,926	808,979
1 to 2 years	1,006,146	1,308,994
2 to 3 years	81,466	384,929
3 to 4 years	567,216	823,923
4 to 5 years	65,210	328,555
5 to 8 years	312,183	950,882
8 to 10 years	347,764	1,002,768
	2,478,911	5,609,030

Deferred income tax and social contribution inactivated

As of December 31, 2023, the balance of inactivated income tax and social contribution is R$2,678,299 and refers mainly to tax losses and temporary differences of the subsidiary Rumo S.A, of the indirect subsidiaries Rumo Malha Sul and Rumo Malha Oeste, which under current conditions do not meet the requirements for the accounting of said deferred income tax and social contribution asset due to the lack of predictability of future generation of tax profits.

131

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)Changes in deferred tax assets and liabilities:

Assets

	Income and Social contribution tax losses	Employee benefits	Unrealized loss with derivatives	Provisions	Leases	Other	Total
On January 1, 2022	721,109	34,986	—	268,874	1,998	1,559,777	2,586,744
Credited / charged from income for the year	227,589	10,182	—	12,972	495	9,876	261,114
Recognized in equity	—	—	—	—	—	(8,269)	(8,269)
Foreign exchange differences	—	—	—	—	—	(182,555)	(182,555)
On December 31, 2022	948,698	45,168	—	281,846	2,493	1,378,829	2,657,034
Credited / charged from income for the year	337,968	54,917	165,978	(179,081)	4	129,079	508,865
Foreign exchange differences	—	—	—	—	—	(133,843)	(133,843)
On December 31, 2023	1,286,666	100,085	165,978	102,765	2,497	1,374,065	3,032,056

Liabilities

	Parent Company
	Effects on the formation of joint venture	Unrealized income with derivatives	Other	Total
On January 1, 2023	(602,673)	(748,873)	(457,512)	(1,809,058)
Credited / charged from income for the year	496,419	499,667	13,558	1,009,644
On December 31, 2022	(106,254)	(249,206)	(443,954)	(799,414)
Credited / charged from income for the year	2,262	249,206	(8,762)	242,706
Other comprehensive income (loss)	—	—	3,563	3,563
On December 31, 2023	(103,992)	—	(449,153)	(553,145)

Total deferred taxes recognized				2,478,911

132

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

 Assets:

	Consolidated
	Income and Social contribution tax losses	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
On January 1, 2022	2,367,707	160,082	148,338	688,972	189,890	—	111,590	2,024,834	5,691,413
Credited / charged from income for the year	686,503	(7,709)	58,975	233,554	(21,928)	674,554	7,470	299,687	1,931,106
Recognized in equity	—	—	—	—	—	—	—	(13,071)	(13,071)
Foreign exchange differences	—	—	—	—	—	—	—	34,029	34,029
On December 31, 2022	3,054,210	152,373	207,313	922,526	167,962	674,554	119,060	2,345,479	7,643,477
Credited / charged from income for the year	589,841	(2,037)	110,506	122,741	(6,122)	148,732	5,319	(133,596)	835,384
Foreign exchange differences	—	—	—	—	—	—	—	(408,575)	(408,575)
On December 31, 2023	3,644,051	150,336	317,819	1,045,267	161,840	823,286	124,379	1,803,308	8,070,286

Liabilities:

	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
On January 1, 2022	(602,673)	—	(3,492,345)	(1,028,058)	(350,110)	(126,174)	(3,219)	(11,427)	(843,835)	(6,457,841)
Credited / charged from income for the year	496,419	(4,594)	369,455	807,391	(51,816)	(355,946)	(8,578)	(67,665)	(1,784,407)	(599,741)
Other comprehensive income	—	—	—	(5,576)	—	—	—	—	(1,469)	(7,045)
Business combination	—	—	(1,363,321)	—	—	(66,606)	—	—	(144,167)	(1,574,094)
On December 31, 2022	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(548,726)	(11,797)	(79,092)	(2,773,878)	(8,638,721)
Credited / charged from income for the year	2,262	(47)	59,330	(73,722)	(54,167)	200,336	1,763	(370,469)	1,178,542	943,828
Other comprehensive income	—	—	—	—	—	—	—	—	(58,402)	(58,402)
Liabilities available for sale	—	—	—	—	—	66,606	—	—	—	66,606
On December 31, 2023	(103,992)	(4,641)	(4,426,881)	(299,965)	(456,093)	(281,784)	(10,034)	(449,561)	(1,653,738)	(7,686,689)

Total deferred taxes recognized										383,597

133

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

16.  PROVISION FOR LAWSUITS AND JUDICIAL DEPOSITS

Accounting policy:

They are recognized as other expenses when the Company has a present or constructive obligation as a result of previous events, it is expected that an outflow of resources will be required to settle the obligation, and the amount can be estimated with reasonable certainty.

The chance of loss evaluation is comprised of existing facts, the hierarchy of laws, case law, the most recent court decisions, the legal system's relevance, and the opinion of outside counsel. Provisions are examined and altered for conditions, such as the expiration of the statute of limitations, the conclusion of tax audits, or the identification of additional exposures based on new matters or judicial decisions.

Provisions for lawsuits stemming from business combinations are valued at fair market value.

 As of December 31, 2023, and December 31, 2022, the Corporation had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Tax	272,063	227,481	813,732	747,647
Civil, environmental and regulatory	73,744	53,835	512,979	662,052
Labor	55,286	68,041	387,692	391,487
	401,093	349,357	1,714,403	1,801,186

	Judicial deposit
	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Tax	373,779	327,354	652,236	585,988
Civil, environmental and regulatory	16,126	15,644	114,724	92,411
Labor	13,584	17,565	128,941	136,045
	403,489	360,563	895,901	814,444

134

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
On January 1, 2022	164,652	123,420	73,787	361,859
Provisioned in the year	42,295	20,386	4,332	67,013
Write-offs by reversal / payment	(31,243)	(86,308)	(15,821)	(133,372)
Interest (i)	51,777	(3,663)	5,743	53,857
On December 31,2022	227,481	53,835	68,041	349,357
Provisioned in the year	17,579	29,080	2,899	49,558
Write-offs by reversal / payment	(3,180)	(20,768)	(15,469)	(39,417)
Interest (i)	30,183	11,597	(185)	41,595
On December 31,2023	272,063	73,744	55,286	401,093

	Consolidated
	Tax	Civil, environmental, and regulatory	Labor	Total
On January 1, 2022	647,610	585,034	411,417	1,644,061
Provisioned in the year	71,063	159,758	153,789	384,610
Write-offs by reversal / payment	(56,447)	(238,912)	(225,044)	(520,403)
Conversion effect	3,994	15,786	52	19,832
Interest (i)	81,427	140,386	51,273	273,086
On December 31,2022	747,647	662,052	391,487	1,801,186
Provisioned in the year	44,812	105,526	113,151	263,489
Write-offs by reversal / payment	(33,427)	(258,021)	(168,160)	(459,608)
Transfer	—	3,793	607	4,400
Interest (i)	54,700	(371)	50,607	104,936
On December 31,2023	813,732	512,979	387,692	1,714,403

(i)	Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

135

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)             Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Compensation with FINSOCIAL (i)	—	—	326,220	312,721
INSS (ii)	77,254	72,389	100,149	98,657
ICMS credit (iii)	99,864	63,093	174,860	125,723
PIS and COFINS	32,832	27,954	33,244	30,446
IPI	56,638	54,430	63,358	60,852
IRPJ and CSLL	1,102	1,065	10,698	11,676
Other	4,373	8,550	105,203	107,572
	272,063	227,481	813,732	747,647

(i)	Offset of FINSOCIAL with federal taxes, based on a September 2003 final and non-appealable court ruling in the case records where the constitutionality of FINSOCIAL was discussed. Compensation of taxes remains a topic of administrative discussion.

(ii)	Amount provisioned as INSS, the majority of which is comprised of amounts related to social security contributions levied on billing in accordance with article 22-A of Law 8.212/91, the constitutionality of which is being litigated. The amounts are deposited with the court. The leading case – RE 611.601 (topic 281) was judged unfavorably by the Federal Supreme Court, recognizing the constitutionality of art. 22-A of Law No. 8,212/91.

(iii)	ICMS required by the State of São Paulo resulting from disallowances of credits for diesel oil used in the agro-industrial production process. The Motions on Execution were dismissed as unfounded, as were the appeals that followed; and infraction notices relating to ICMS credits arising from materials used in the production process classified as “use and consumption”, which would not generate the right to credit

  Labor claims: The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.
136

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)        Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Tax	4,934,309	5,034,867	15,703,294	16,079,589
Civil, environmental and regulatory	1,045,171	1,015,125	7,166,011	6,597,105
Labor	9,168	23,972	805,222	782,080
	5,988,648	6,073,964	23,674,527	23,458,774

Tax:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Isolated fine - Federal tax (i)	—	—	792,496	762,613
IRPJ/CSLL (ii)	1,280,245	1,296,481	6,316,155	6,297,550
ICMS -Tax on circulation of goods (iii)	1,205,621	1,264,685	2,962,716	2,987,853
IRRF (iv)	—	1,389	1,226,223	1,366,268
PIS and COFINS (v)	1,286,634	1,322,277	2,293,933	2,556,050
MP 470 installment of debts (vi)	232,104	246,000	381,060	388,166
Stock Grant Plan	—	—	60,863	68,846
IOF on loans (vii)	—	—	154,606	149,323
Reward Credit Compensation (viii)	143,322	138,753	143,322	138,753
IPI - Tax on industrialized products (ix)	233,464	227,184	374,471	374,274
INSS	79,019	90,049	159,007	161,037
Other	473,900	448,049	838,442	828,856
	4,934,309	5,034,867	15,703,294	16,079,589

(i)	Among the demands related to the isolated fine, there is a fine resulting from disregard of REPORTO's tax benefits with the consequent application of the isolated fine corresponding to 50% of the value of the goods acquired.
(ii)	Infraction notices and lawsuits have been issued by the Special Department of Federal Revenue of Brazil regarding (a) disallowance of amortization of goodwill expenses based on future profitability resulting from corporate operations; (b) capital gains on the sale of an equity interest; (c) labor provisions; and (d) still, there are infraction notices issued by the Federal Revenue Service in 2011, 2013 and 2019.
(iii)	The ICMS demands are substantially related to (a) the disallowance of ICMS credits related to the acquisition of diesel oil; goods supposedly classified as use and consumption and suppliers who had their state registration revoked (declared unsuitable), among others; (b) proof of delivery of goods sold with FOB clause; (c) ICMS on transport services for export; (d) divergence in the application of legislation governing operations with tax substitution; and (e) acquisition of wagons as a result of the alleged non-exemption provided for by the Tax Regime for Incentives for the Modernization and Expansion of the Port Structure.
(iv)	Collection of IRRF on (a) alleged capital gain from the acquisition of foreign companies and (b) disallowance of IRRF compensation on swap transactions.

137

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(v)	Disallowances of PIS and COFINS credits calculated in the non-cumulative system as a result of divergence in the definition of inputs.
(vi)	Applications for the payment in installment of federal tax debts are partially denied by the Special Department of Federal Revenue of Brazil due to insufficient tax losses to settle the respective debts.
(vii)	IOF charges related primarily to (a) current accounts maintained by the Company's subsidiaries and (b) financial transactions between group companies.
(viii)	Offset statements via the PERD/COMP electronic system that reference "premium credit" are considered as not declared by the Special Department of Federal Revenue of Brazil.
(ix)	Claim for credit disallowance regarding IPI credits related to the acquisition of raw materials used in the manufacturing of immune products.

Except for the effect noted in Note 15.a, item (ii), we have not identified any other effects of IFRIC 23 / ICPC 22 - Uncertainty over Income Tax Treatments that could significantly affect the accounting policies of the Company and its subsidiaries and these annual financial statements.

Civil, environmental and regulatory:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Civil	983,867	972,966	3,184,240	3,336,284
Environmental	60,549	42,159	2,330,683	1,764,671
Regulatory	755	—	1,651,088	1,496,150
	1,045,171	1,015,125	7,166,011	6,597,105

Several civil, environmental, and regulatory judicial and administrative proceedings involving the Company and its subsidiaries present a potential for loss. The majority of civil litigation consists of contractual and extracontractual claims for damages. In the environmental realm, the processes involve commitment terms, civil investigations, and public civil actions. Regarding cases involving substantial sums, the following are the most pertinent:

138

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Civil:

(i)	The Company is litigating an action for the collection of legal fees filed by Alexandre Saddy Chade and others, where they request that the Company and other defendants be ordered to pay alleged legal fees that would be owed to the plaintiffs and that would amount to amounts close to R$366,110. The case awaits judgment on the Plaintiffs' Appeal and the Company's Adhesive Appeal, which seeks to increase the sentence in succumbing amounts.
(ii)	The subsidiary Moove is a party to a lawsuit filed by Petroleum Comércio e Representações Ltda., seeking to order the company to pay material damages, loss of profits and a fine, alleging breach of contract. This process involves a total value of R$160,508. The judgment on the merits in the first instance is awaited.
(iii)	The indirect subsidiary Rumo Malha Sul is a party to the execution of a conduct adjustment agreement signed with the Federal Public Ministry, in which the latter alleges that Rumo would not be transporting cargo in the Presidente Prudente region and, as a result of this, requested the execution of a daily fine, as well as an increase in the value of the fine. Rumo, in turn, filed a declaratory action to give the correct interpretation to the TAC, since its commitment was to try to obtain cargo in sufficient volume to carry out transportation. Periodically, the Company holds seminars in the region, but so far it has not been able to attract anyone interested in providing services. The demands are in the first instance, awaiting a court decision. There was a request to suspend the demand to attempt an agreement and, in parallel, Malha Sul, União and ANTT signed an agreement with a view to be adapting the criteria used to determine the value for return of the section. The total contingency of the case is R$130,239, with 50% of the amounts provisioned and the remainder classified as possible.
(iv)	In November 2021, CADE, in the judgment of the administrative proceeding initiated based on the representation of a former client, among other points, condemned the subsidiary Rumo to pay a fine in the updated amount of R$339,811, a decision that was maintained in the judgment of the declaration embargoes. The establishment of such a value contradicts CADE's own precedents, whether in relation to the calculation basis or in relation to the rate used, which is why the Company filed an action to annul such decision, which is currently under appeal. Based on the technical analysis of its external legal team, Rumo assesses the risk of losing a portion in the amount of R$31,262 (for which it recorded a provision) as probable and classifies the difference as a possible contingency.
(v)	The indirect subsidiary Rumo Malha Paulista is a defendant, together with the Municipality of Jales and others, in a public civil action, in which the MPF alleges a lack of level crossing structure throughout the municipalities of the Jales subsection, as well as indiscriminate use of horn. The estimated risk is R$137,210.

Environmental:

(vi)	The subsidiary Moove was cited last year in the Public Civil Action seeking the payment of compensation for environmental pollution that occurred in the former area of Companhia Usina de Passivos. Several ACPs were filed against different companies and the original value attributed by the Public Ministry is R$365,318. The action was dismissed in November 2023, due to the lack of final and unappealable conditions for the action, and the case was archived in February 2024.
(vii)	The indirect subsidiary Rumo Malha Paulista was fined, in 2013, by IBAMA (Brazilian Institute of the Environment and Natural Resources) for alleged damage to water resources. There was a defense presentation. In September 2021, the Company requested recognition of intercurrent prescription. Analysis of the merits of the matter is awaited. The amount involved is R$221,256.
(viii)	The indirect subsidiary Rumo Malha Sul was fined, in 2014, by IBAMA for alleged oil spills that did not comply with regulations. An administrative appeal was filed and a decision has been awaited at the administrative level since 2015. The amount involved is R$106,120.

Regulatory:

(ix)	The indirect subsidiary Rumo Malha Sul was fined, in 2014, by IBAMA for alleged oil spills that did not comply with regulations. An administrative appeal was presented and a decision has been awaited at the administrative level since 2015. The amount involved is R$176,867.
(x)	The indirect subsidiary Malha Paulista is a party to a compensation action, filed by the former Rede Ferroviária Federal S/A (RFFSA), succeeded by the Union, due to the deactivation of the railway's electric traction system, the value of which claims totals R$356,284, for the which there is no provision. In February 2023, a judgment of unfoundedness was handed down. Awaiting judgment on the Union's appeal.

139

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Labor:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Labor claims	9,168	23,972	805,222	782,080
	9,168	23,972	805,222	782,080

The indirect subsidiary Rumo Malha Paulista is currently party to a Public Civil Action that is being processed before the Labor Court. This process originated from an inspection carried out against the company MS Teixeira, which was subcontracted by Prumo Engenharia Ltda. (“Prumo Engenharia”) which, in turn, was hired by Rumo. The inspection alleged that MS Teixeira workers worked in degrading conditions like slavery. Prumo Engenharia assumed full responsibility for the condition of these employees, including labor and contractual responsibilities, as well as all losses arising from the alleged working conditions established by its subcontractors. Prumo Engenharia terminated the employment contracts of these workers, which were approved by the then Ministry of Labor and Employment, highlighting that there was no participation by Rumo in these acts. Furthermore, a criminal investigation was launched against Rumo, which was archived. Notwithstanding the above, the Public Ministry of Labor still filed a public civil action (ACP) against Malha Paulista, without the inclusion of Prumo in the dispute, requesting the payment of compensation for collective moral damages in the amount of R$100,000 (among other commitments), judged partially valid, condemning the subsidiary to obligations to do and not to do, as well as collective moral damages of R$15,000. Rumo entered into an agreement with the Public Ministry of Labor, in which it assumed the fulfillment of various obligations linked to working conditions, as well as paying compensation in the amount of R$20,000, allocated to various social entities. The agreement was judicially approved by the Superior Labor Court. After approval, the Attorney General's Office filed an appeal questioning, solely and solely, the allocation of the compensation, since, in the view of the Attorney General's Office, the compensation should be allocated to the FAT. The Union's appeal was not known. Final and unappealable approval of the agreement on 11/08/23. Process sent to origin.

17.  SHAREHOLDERS’ EQUITY

a)          Share capital

Accounting policy:

Equity is reduced by the incremental costs directly attributable to the issuance of common shares. In accordance with the policy outlined in Note 15 - Income tax and social contribution, transaction costs related to income tax are accounted for in accordance with Note 15 - Income tax and social contribution.

Transactions involving group shareholders are allocated within Equity Transactions, such as share-based payments and changes in interests in subsidiaries.

The subscribed capital as at December 31, 2023, is R$8,682,544 (R$8,402,544 as at December 31, 2022), fully paid in, represented by 1,874,070,932 registered, book-entry common shares with no par value. According to the statute, the authorized share capital can be increased up to the limit of R$9,000,000.

On April 27, 2023, the Extraordinary General Meeting approved the increase in the Company's share capital, in the amount of R$280,000, distribution of dividends of R$628,979, allocations of the legal reserve of R$58,802 and statutory reserve in the amount of R$488,252.

As of December 31, 2023, the Company's share capital consists of the following:

	Ordinary actions
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Administrators	25,745,154	1.37%
Free float	1,169,498,325	62.41%
Outstanding shares	1,867,556,421	99.65%
Treasury stock	6,514,511	0.35%
Total	1,874,070,932	100.00%

140

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)        Treasury shares

Accounting policy

Treasury shares consists of shares that have been repurchased by the company for specific and limited purposes. Cosan holds the necessary number of shares for future employee share-based payment plans, and the volume is treated similarly to treasury shares for accounting purposes.

On August 14, 2023, the Company's Board of Directors approved the new Share Buyback Program of up to 116,000,000 common shares, representing 9.93% of the total shares available on the market, with a term of up to 18 months. The repurchased shares may be used to meet obligations arising from potential exercises of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

As at December 31, 2023, the Company had 6,514,511 shares in treasury (7,432,832 shares as at December 31, 2022), whose market price was R$19.36.

c)        Statutory reserve - special reserve

Accounting policy: Its purpose is to strengthen working capital and finance the maintenance, expansion, and development of the company's core activities.

d)        Legal reserve

Accounting policy: In accordance with Law 6,404, it is created by appropriating 5% of net income for the year up to a maximum of 20% of capital.

e)         Dividends

Accounting policy:

In accordance with corporate law, a mandatory minimum dividend equal to 25% of the company's annual net profit is allocated, adjusted for changes in the reserves.

The next Ordinary General Meeting will discuss dividends, allocation of net income for the year, and excess of profit reserves, as determined by article 199 of the Corporate Law.

141

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

  Receivable
Parent Company	Investments in associates (i)	Investments in joint venture	Total
On January 1, 2022	22,747	517,344	540,091
Declared Dividends	2,340,514	549,883	2,890,397
Proposed interest on equity capital	95,846	107,544	203,390
Dividends received	(1,849,651)	(1,174,771)	(3,024,422)
On December 31, 2022	609,456	—	609,456
Declared Dividends	348,493	571,033	919,526
Other movements	(3,567)	—	(3,567)
Dividends received	(855,188)	(351,092)	(1,206,280)
On December 31, 2023	99,194	219,941	319,135

(i)          See composition of the balance in note 9.1.a.

Consolidated	Investments in associates (ii)	Investments in joint venture	Total
On January 1, 2022	2,621	517,344	519,965
Declared Dividends	278,654	549,883	828,537
Interest on own capital	—	107,544	107,544
Other movements	202,968	—	202,968
Discontinued operation	(44,969)	—	(44,969)
Dividends received	(278,127)	(1,174,771)	(1,452,898)
On December 31, 2022	161,147	—	161,147
Declared Dividends	273,346	626,653	899,999
Proposed interest on own capital	—	588,078	588,078
Income tax	—	(88,256)	(88,256)
Discontinued operation	(62,699)	—	(62,699)
Other movements	(81,053)	—	(81,053)
Dividends received	(254,905)	(906,534)	(1,161,439)
On December 31, 2023	35,836	219,941	255,777

(ii)             See composition of the balance in note 9.1.b

142

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

ii. Payable

Parent Company
12/31/2023
Net income for the year	1,094,391
Calculation basis for dividend distribution	1,094,391
Minimum mandatory dividends - 25%	(273,598)
Statutory Reserve	820,793

Movement of dividends payable

	Parent Company	Consolidated
On January 1, 2022	754,282	799,634
Dividends for the year	279,308	2,000,543
Dividends complementary to the previous year	45,736	—
Dividends paid	(799,347)	(1,908,171)
On December 31, 2022	279,979	892,006
Declared dividends (i)	794,289	2,239,495
Dividends paid	(798,203)	(2,582,447)
On December 31, 2023	276,065	549,054

(i)	The value of the dividend per share in the year ended December 31, 2023, was R$ 1.27 real. (R$ 0.66 cents as at December 31, 2022).

143

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

f)              Other comprehensive income

	12/31/2022	Comprehensive (loss) income	12/31/2023
Cash flow hedge result	(1,361,895)	(125,233)	(1,487,128)
Exchange rate differences on conversion of operations abroad	2,010,914	(172,501)	1,838,413
Actuarial losses of defined benefit plan	(219,663)	(71,550)	(291,213)
Deferred tax on actuarial losses of defined benefit plan	74,685	24,327	99,012
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	509,330	(344,957)	164,373

Attributable to:
Controlling shareholders	567,546	(253,221)	314,325
Non-controlling shareholders	(58,216)	(91,736)	(149,952)

	12/31/2021	Comprehensive (loss) income	12/31/2022
Cash flow hedge result	(1,362,618)	723	(1,361,895)
Exchange rate differences on conversion of operations abroad	1,093,366	917,548	2,010,914
Actuarial losses of defined benefit plan	(299,993)	80,330	(219,663)
Deferred tax on actuarial losses of defined benefit plan	101,997	(27,312)	74,685
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	43,220	33,932	77,152
Deferred income tax on financial asset	(14,695)	(11,537)	(26,232)
Total	(484,354)	993,684	509,330

Attributable to:
Owners of the Company	(521,609)	1,089,155	567,546
Non-controlling interests	37,255	(95,471)	(58,216)
144

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

18.  EARNINGS PER SHARE

Accounting policy:

a)Basic earnings per share

Basic earnings per share is calculated by dividing:

  the profit attributable to the company's owners, excluding equity servicing costs other than common stock; and
  the weighted average number of outstanding common shares during the year, adjusted for bonuses paid with common shares issued during the year and, if applicable, excluding treasury shares.

b)Diluted earnings per share

Diluted earnings per share adjusts the values used in determining basic earnings per share to account for:

  the after-tax effect on interest income and other financing costs related to potentially dilutive common stock;
  the weighted average number of additional shares of common stock that would be outstanding if all potentially dilutive shares of common stock were converted; and
  the weighted average number of additional shares of common stock that would be outstanding if all potentially dilutive shares of common stock were converted.

 Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share after potentially dilutive instruments is computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

Basic and diluted - Continued operation
	12/31/2023	12/31/2022
Net income attributable to holders of common shares of Company used in calculating basic earnings per share	1,078,737	1,158,852
Diluting effect of the share-based plan of subsidiaries	(814)	(1,739)
Net income attributable to holders of common shares of Company used in the calculation of diluted earnings per share	1,077,923	1,157,113

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,867,005	1,869,077
Dilutive effect of the share-based plan	7,341	5,503
Diluted	1,874,346	1,874,580

Earnings per share
Basic	R$0.5778	R$0.6200
Diluted	R$0.5751	R$0.6173

145

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Basic and diluted - Discontinued operation
	12/31/2023	12/31/2022
Net income attributable to holders of common shares of Company used in calculating basic earnings per share	15,654	17,180

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,867,005	1,869,077
Dilutive effect of the share-based plan	7,341	5,503
Diluted	1,874,346	1,874,580

Earnings per share
Basic	R$0.0084	R$0.0092
Diluted	R$0.0084	R$0.0092

Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock grants and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the Parent Company's shareholders as a result of the exercise of stock grants in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the Parent Company's shareholders is adjusted accordingly.

Anti-dilution instruments

In the year ended December 31, 2023, 12,269,677 (61,540,876 as at December 31, 2022) shares related to the Company's stock option plan were considered in the earnings per share analysis, but did not affect calculations, as they increase earnings per share.

146

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

19.  NET SALES

Accounting policy:

The Company presents gross revenue from sales and services, sales deductions, rebates and taxes, as required for Brazilian companies in accordance with law no. 6,404/76, section V, Art. 187. The main sources of revenue are:

             Sale of products

The Company records sales revenue upon customer delivery. Delivery is regarded as occurring when the customer accepts the goods and ownership risks and benefits are transferred. This is the point at which revenue is recognized if revenue and costs can be reliably measured, receipt of consideration is probable, and there is no ongoing management involvement with the products.

The subsidiary Moove is responsible for the production and distribution of lubricants, including Mobil and Comma brands. Products are sold under identified contracts with individual or multiple customers, as a bundle of goods or services.

Some lubricant sales contracts are not available for purchase outside of a service package. However, contracts clearly distinguish between goods and services. This type of sale represents two separate performance obligations; consequently, revenue will be recognized for each performance obligation upon transfer of control of the respective goods and services to the customer. On the basis of the standalone sale price, the transaction price is allocated to various performance obligations in which revenues are separately identified, measured, and recorded. Trade incentives, such as cash incentives, volume discounts and rebates, and free or discounted goods and services, are recorded as a revenue reduction.

ii.           Billed revenue

Through distributors controlled directly and indirectly by Compass Gás e Energia, the Company provides natural gas distribution services in areas where it has concession rights. In general, the fair value and selling price of individual services are comparable.

Gas distribution revenue is recognized when its amount can be reliably measured, with income recognized in the same period that volumes are delivered to customers on the basis of monthly measurements.

iii.          Unbilled revenue

Unbilled gas revenue refers to the amount of gas delivered that has not yet been metered and billed to customers. This estimate is based on the period between the last measurement date and the last day of the month.

Actual volume billed may vary from estimates. The Company believes, based on past experience with similar operations, that the estimated amount of unbilled services will not differ significantly from the actual amount.

iv.           Concession construction revenue

The construction of the necessary infrastructure for gas distribution is regarded as a construction service provided to the Granting Authority, and revenue is recognized over time using the incurred cost method. The costs are deducted from income when they are incurred.

Advances received are accounted for as contractual liabilities.

v.            Provided services

As services are performed, revenue is recorded over time. The stage of completion for determining the amount of revenue to be recognized is determined based on work-in-progress evaluations.

If the performance of services under a single contract spans multiple time periods, consideration is allocated based on their individual selling prices. Individual sales prices are based on the list prices at which the Cosan Group sells its services in separate transactions.

147

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

vi.          Energy trading

Through the delivery of electricity in a given period, the Company recognizes revenue from the sale of electricity at the fair value of the consideration. The measurement of the amount of energy delivered to the purchaser occurs monthly. As soon as they consume electricity, customers gain control over it. Monthly invoices are typically paid within 30 days of issuance.

Energy trading revenue is recorded based on bilateral contracts signed with market agents and duly registered with the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica – “CCEE”).

Revenue is recognized based on the energy sold and the prices specified in the terms of the supply and supply agreements. The subsidiary Compass Comercialização will be able to sell the generated energy in two environments: (i) in the Free Contracting Environment (Ambiente de Contratação Livre – ACL), where the commercialization of electric energy takes place through the free negotiation of prices and conditions between the parties, via bilateral contracts; and (ii) in the Regulated Contracting Environment (Ambiente de Contratação Regulada – ACR), where electricity is sold to distribution agents.

                Short-term market

When transactions on the short-term market occur, the Company records revenue at the fair value of the consideration to be received. The energy cost for these operations is tied to the Differences Settlement Price (Preço de Liquidação de Diferenças – PLD).

b.               Energy trading operations

Energy trading transactions occur on an active market and, for accounting measurement purposes, satisfy the definition of fair-value financial instruments.

The Company records revenue at the fair value of the consideration upon delivery of energy to the customer. In addition, unrealized net gains resulting from mark-to-market, which is the difference between contracted and market prices, are recognized as income for outstanding contracted net operations as of the date of the financial statements.

vii.         Logistics services provided

Income from services rendered is recognized when the subsidiary transfers to the counterparty the significant risks and benefits inherent in the provision of services, when it is probable that the economic benefits associated with the transaction will flow to the subsidiary, and when the related amount and costs can be reliably measured.

According to service orders or contracts, prices for services are fixed. Revenue consists primarily of rail freight, road freight, container transport, and port lifting services; consequently, the aforementioned criteria are typically met to the extent that the logistics service is offered.

viii.        Lease income

Rental income is recognized on a straight-line basis over the term of each contract since the contracts transfer to customers the right to use the assets for a period in exchange for payments that can be reliably measured.

ix.          Sale of investment properties

Income consists of the fair value of the consideration received or receivable for the sale of investment properties in the ordinary course of the subsidiaries' operations. The revenues are presented net of taxes, returns, rebates, and discounts, and in the consolidated financial statements, sales within the subsidiary are eliminated. Revenue is recorded when the subsidiary satisfies all obligations and promises outlined in the contract for the transfer of goods to the customer.

148

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	12/31/2023	12/31/2022 (Restated)
Gross revenue from the sale of products and services	45,298,287	45,977,407
Construction revenue	1,494,142	1,217,818
Indirect taxes and other deductions	(7,323,932)	(7,872,439)
Net sales	39,468,497	39,322,786

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	12/31/2023	12/31/2022 (Restated)
At a point in time
Natural gas distribution	15,737,450	17,854,412
Lubricants and base oil	8,252,782	8,690,659
Lease and sale of property	743,411	834,616
Electricity trading	—	238,544
Other	538,445	418,847
	25,272,088	28,037,078
Over time
Railroad transportation services	10,379,017	9,503,965
Construction revenue	1,494,141	1,217,818
Container operations	558,699	337,543
Other services	1,825,844	289,418
	14,257,701	11,348,744
Eliminations	(61,292)	(63,036)
Total net sales	39,468,497	39,322,786

149

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

20.  COSTS AND EXPENSES BY NATURE

Accounting policy:

The Company and its subsidiaries account for natural gas distribution concession contracts using the intangible asset model in accordance with ICPC 01/IFRIC 12 and CPC 04/IAS 38 and classify the amortization of the concession contract as cost of sales.

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of costs and expenses by nature/purpose is as follows:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Raw material and material for use in the provision of services	—	—	(7,291,453)	(6,588,465)
Gas and transportation cost	—	—	(11,919,415)	(13,892,505)
Electricity purchased for resale	—	—	—	(260,891)
Railroad transport and port elevation expenses	—	—	(2,696,333)	(3,074,624)
Other transport	—	—	(523,747)	(137,255)
Depreciation and amortization	(14,401)	(13,936)	(3,364,943)	(3,014,480)
Personnel expenses	(317,936)	(180,929)	(2,893,919)	(2,498,912)
Construction cost	—	—	(1,494,141)	(1,217,818)
Expenses with third-party services	(46,816)	(28,260)	(952,294)	(888,195)
Business expenses	(29)	—	(37,451)	(23,505)
Cost of properties sold (Note 10.5)	—	—	(153,470)	(550,432)
Other expenses	(58,208)	(77,137)	(1,101,274)	(1,444,083)
	(437,390)	(300,262)	(32,428,440)	(33,591,165)

Cost of goods sold and services rendered	—	—	(28,549,896)	(30,556,819)
Selling expenses	—	—	(1,350,570)	(1,276,279)
General and administrative expenses	(437,390)	(300,262)	(2,527,974)	(1,758,067)
	(437,390)	(300,262)	(32,428,440)	(33,591,165)

21.  OTHER OPERATING INCOME (EXPENSES), NET
	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Gain from bargain purchase	—	99,341	—	99,341
Result on the sale of investments	—	54,707	—	988,077
Extemporaneous tax credits	—	—	43,835	114,812
Change in fair value of investment properties – Note 11.5	—	—	2,259,924	1,311,691
Loss on disposals of non-current assets and intangible assets (i)	13,563	(2,323)	(17,016)	(13,035)
Net effect of provisions for legal proceedings and tax installments	(86,619)	(41,463)	(204,158)	(370,765)
Settlement of disputes in the renewal process and grant review	—	—	—	(90,022)
Result in the termination of the legal agreement	—	—	—	(396,818)
Dividends received from Vale S.A – Note 1.1 (f)	—	—	1,339,340	—
Realization of deferred revenue – Note 2	—	—	923,214	—
Other income	66,850	—	160,604	—
Other	(63,050)	27,135	(581,366)	108,941
	(69,256)	137,397	3,924,377	1,752,222

(i)	Includes the gain relating to the sale of SINLOG TECNOLOGIA EM LOGÍSTICA S.A in the amount of R$14,884, see note 2.1.

150

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

22.  FINANCIAL RESULTS, NET

Accounting policy:

Financial income consists of interest income on invested funds, dividends, gains in the fair value of financial assets measured at fair value through profit or loss, gains on remeasurement of any pre-existing interest in an acquisition in a business combination, gains on hedging instruments recognized in the results, and reclassifications of net gains previously recognized in other comprehensive income. Using the effective interest rate method, interest income is recorded as it is recognized in the results. Dividend income is recognized in the results on the date that the Company's right to receive payment is established, which is typically the ex-dividend date for listed securities.

Financial expenses consist of interest expenses on borrowings, settlement of discount provisions and deferrals, losses on the disposal of available-for-sale financial assets, dividends on preferred shares categorized as liabilities, losses on the fair value of financial assets at fair value through profit or loss contingent consideration and loss, impairment losses recognized in financial assets (other than accounts receivable), losses on hedging instruments that are recognized in income (loss) and reclassifications of net losses previously recognized in other comprehensive income.

The effective interest rate method is used to account for borrowing costs that are not directly attributable to the acquisition, construction, or production of an eligible asset.

Foreign exchange gains and losses on financial assets and liabilities are reported net as financial income or financial expense, based on whether net foreign currency fluctuations result in a gain or loss.

151

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The details of financial income and expenses are as follows:

	Parent Company		Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Gross debt cost
Interest and monetary variation (i)	(969,613)	(954,320)	(4,267,829)	(4,464,754)
Net foreign exchange variation on debts (i)	60,798	135,445	1,921,632	549,682
Financial result with derivatives and fair value (ii)|(iii)	(1,253,705)	(2,000,888)	(2,684,111)	(4,203,149)
Amortization of borrowing costs	(9,529)	(78,112)	(64,588)	(244,344)
Guarantees and warranties	—	—	(38,773)	(41,505)
	(2,172,049)	(2,897,875)	(5,133,669)	(8,404,070)
Income from financial investments and exchange rate variation in cash and cash equivalents	222,839	191,315	2,057,369	1,788,477
Changes in fair value of investments in listed entities (iv)	—	—	(3,147,031)	3,385,047
	222,839	191,315	(1,089,662)	5,173,524
Cost of debt, net	(1,949,210)	(2,706,560)	(6,223,331)	(3,230,546)

Other charges and monetary variations
Interest on other receivables	45,285	37,210	450,478	355,634
Update of other financial assets	1,777	(1,405)	1,777	(1,405)
Monetary variation on leases and concessions agreements	—	—	(514,236)	(417,703)
Interest on leases	(3,574)	(3,858)	(444,850)	(374,177)
Interest on equity capital	481,753	33,134	(46,212)	33,134
Interest on contingencies and contracts	(217,481)	(138,513)	(781,087)	(593,144)
Interest on sectoral assets and liabilities	—	—	(97,845)	(36,670)
Bank charges and other	(36,319)	(151,214)	(107,747)	(145,200)
Foreign exchange and non-debt derivatives	186,321	(411,237)	(133,974)	(747,859)
	457,762	(635,883)	(1,673,696)	(1,927,390)
Financial result, net	(1,491,448)	(3,342,443)	(7,897,027)	(5,157,936)

Reconciliation
Financial expenses	(1,934,520)	(1,970,687)	(11,337,430)	(4,706,535)
Financial income	829,235	277,734	3,028,134	5,777,521
Exchange variation	712,582	649,899	1,777,438	260,746
Net effect of derivatives	(1,098,745)	(2,299,389)	(1,365,169)	(6,489,668)
Financial result, net	(1,491,448)	(3,342,443)	(7,897,027)	(5,157,936)

(i)	At December 31, 2023, the amount of interest for monetary variation and exchange variation of debts linked to the purchase of assets from Vale was R$ 599,515.
(ii)	At December 31, 2023, the cost of banking operations with derivatives was R$ 554,998.
(iii)	At December 31, 2023, the result with derivatives and fair value of the securities linked to the protection of the investment in Vale shares was R$ 880,795.
(iv)	The gross balance of the financial investment’s accrual in listed entities without effects of PIS and COFINS in the nine months ended December 31, 2023, is R$ 3,312,112.

152

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

23.  POST-EMPLOYMENT BENEFITS

Accounting policy

Using actuarial valuations, the cost of defined benefit pension plans and other post-employment benefits, as well as the present value of the retirement obligation, are determined. A valuation based on actuarial principles is based on a number of assumptions that may differ from actual results in the future. These include determining the discount rate, salary increases in the future, death rates, and future pension increases. The sensitivity of a defined benefit obligation to changes in these assumptions is high. Management reviews all assumptions at each balance sheet date.

  Defined contribution

A defined contribution plan is a post-employment benefit plan in which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution plans are recorded as an employee benefit expense in the financial results during the periods in which the related services are rendered by employees. Contributions to a defined contribution plan that are due more than 12 months after the end of the service period are discounted to their present value.

The Company sponsors a defined contribution private pension plan named Plano de Aposentadoria FuturaFlex (for the employees of Compass, Comgás and Commit), managed by FuturaMais – Complementary Pension Fund Entity (Entidade de Previdência Complementar) (formerly named RaizPrev – Private Pension Fund Entity (Entidade de Previdência Privada), which merged Futura II –Entidade de Previdência Complementar). The Entity has administrative, asset and financial autonomy, and has as object the management and execution of social security benefit plans, as defined in the Regulation of Benefit Pension Plans.

ii.              Variable contribution

A variable contribution plan is also known as a mixed plan that brings together aspects of the BD – defined benefit and the DC – defined contribution.

The other companies of the Group sponsor a supplementary pension plan structured in the Variable Contribution modality, called the Future Retirement Plan II, also managed by FuturaMais – Complementary Pension Fund Entity (formerly called RaizPrev – Private Pension Entity, which incorporated Futura II – Complementary Pension Entity). It brings together the characteristics of the Defined Contribution for scheduled benefits (normal and early retirement) and the Defined Benefit for risk benefits (sickness benefit, disability, savings and death pension).

iii.             Defined benefit

The defined benefit plan is a plan in which the participants have the due benefit established by means of regulatory provisions. The cost is determined through actuarial evaluations, which are conducted at least annually based on assumptions.

The Pension Plan, managed by Futura – Entidade de Previdência Complementar, is sponsored by Cosan Lubrificantes e Especialidades S.A., and is closed since 2011.

According to the regulation, which leads the Company to adopt such a provision in the present value of benefits and that assisted participants receive annuity according to the plan. The main actuarial risks are:

a)             life expectancy longer than specified in the mortality table;

b)             the return on equity under the actuarial discount rate plus the accrued IGP-DI; and

c)             real family structure of different hypotheses of established retirement.

iv.             Health insurance

The Comgás subsidiary provides a post-employment health care benefit to retired employees and their dependents who retired until May 31, 2000. After that date, only employees with 20 years of contribution to the INSS and 15 years of uninterrupted work at the Company as of May 31, 2000 are eligible for this defined benefit plan, provided they are still employed by the Company on the date the retirement is granted.

Independent actuaries calculate annually the liability reported in the balance sheet in relation to the defined benefit post-employment plan.

The amount recognized in the balance sheet in respect of post-employment benefit plan liabilities represents the present value of the obligations less the fair value of the assets, including actuarial gains and losses. Remeasurements of the net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. Net interest and other expenses related to the defined benefit plan are recognized in the result.

Actuarial gains and losses resulting from adjustments based on experience and changes in actuarial assumptions are recorded as other comprehensive income directly in shareholder’s equity when they occur.

153

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	12/31/2023	12/31/2022
Defined contribution
Futura II	333	332
Defined benefit
Futura	175,150	127,351
Health Insurance	442,164	448,157
	617,314	575,508
	617,647	575,840

a)	Defined contribution
During the year ended December 31, 2023, the amount of employee contributions was R$103 (R$303 as at December 31, 2022).
b)	Defined benefit
Futura: The subsidiary CLE sponsors Futura - Entidade de Previdência Complementar ("Futura"), formerly known as Previd Exxon - Entidade de Previdência Complementar, whose primary objective is to provide supplemental benefits within certain limits established by the Retirement Plan regulations. On 5 May 2011, the competent authorities authorized a modification to this plan to exclude new participants. The contributions totaled R$13,199 for the year ending December 31, 2023 (R$60,827 for the year ended on December 31, 2022). The obligation's weighted average duration is 8.9 years (8.7 years as of December 31, 2022).

c)	Health insurance
Comgás: Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.
The defined benefit pension plan is governed by Brazilian labor laws, which mandate that final salary payments during retirement be adjusted for the consumer price index at the time of payment. The level of benefits provided is dependent on the member's length of service and final salary. During the year ended December 31, 2023, the contributions amounted to R$27,088 (R$27,118 for the year ended December 31, 2022). The weighted average duration of the obligation is 10,9 years (10.6 years in 2022).

154

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	12/31/2023	12/31/2022
Actuarial obligation at beginning of the year	1,097,982	1,161,693
Current service cost	157	219
Cost of past services	—	319
Interest on actuarial obligation	107,057	98,343
Early settlement in the plan	—	(3,081)
Actuarial (gain) loss arising from financial assumptions	62,807	(88,709)
Actuarial loss (gain) arising from experience adjustment	(62,889)	14,319
Actuarial gains arising from demographic assumptions	22,116
Benefit payments	(85,389)	(85,121)
Actuarial obligation at the end of the year	1,141,841	1,097,982

Fair value of plan assets at the beginning of the year	(521,568)	(492,408)
Interest income	(49,720)	(42,224)
Return on assets higher than the discount rate	2,443	11,405
Early settlement in the plan	—	3,698
Employer contributions	(40,287)	(87,945)
Benefit payments	85,389	85,000
Fair value of plan assets at the end of the year	(523,743)	(522,474)

Net defined benefit liability	618,098	575,508

The total expense recognized in the financial results is as follows:

	12/31/2023	12/31/2022
Current service cost	(157)	(219)
Interest on actuarial obligation	(57,337)	(56,119)
	(57,494)	(56,338)

Total amount recognized as accumulated other comprehensive income:

	12/31/2023	12/31/2022
Accumulated at the beginning of the year	204,788	141,803
Actuarial gain (loss) arising from financial assumptions	(62,807)	88,709
Actuarial (loss) gain arising from experience adjustment	62,889	(14,319)
Actuarial loss arising from demographic assumptions	(22,116)	—
Return on assets higher than the discount rate	(2,443)	(11,405)
Accumulated at the end of the year	180,311	204,788

155

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The plan's assets consist of the following:

	12/31/2023		12/31/2022
	Value	%	Value	%
Fixed income	523,743	100.00%	496,950	95.28%
Others	—	—	24,618	4.72%
	523,743	100.00%	521,568	100.00%

Plan assets consist of financial assets quoted on active markets and are therefore classified as Levels 1 and 2 in the fair value hierarchy. The expected rate of return on plan assets is determined based on market expectations applicable to the period during which the obligation is to be settled at the time the rate is determined.

The following are the primary assumptions used to determine the Company's and its subsidiaries' benefit obligations:

	Futura		Health insurance
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Discount rate	9.29%	10.03%	10.12% per year	10.45%
Inflation rate	3.50%	3.50%	4.50% per year	4.25%
Future salary increases	N/A	N/A	N/A	N/A
Morbidity (aging factor)	N/A	N/A	3.00%	3.00%
Future pension increases	3.50%	3.50%	3.00% per year	3.00%
Overall mortality (segregated by sex)	N/A	N/A	AT-2000 (smoothed in 10%)	AT-2000
Disability mortality	N/A	N/A	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	UP-84 modified	UP-84 modified
Turnover	N/A	N/A	0.60/ (service time +1)	0.60/(service time +1)

Sensitivity analysis

Changes in the discount rate to the date of the balance sheet is one of the relevant actuarial assumptions, while other assumptions are maintained, as it impacts the defined benefit obligation as shown below:

	Discount rate
	Increase 0.50%	Reduction (0.50)%
Futura	672,044	727,827
Health insurance	(23,123)	20,998

There have been no changes regarding the biometric and demographic assumptions compared to previous years and the methods adopted in preparing the sensitivity analysis.

156

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)
24. SHARE-BASED PAYMENT

Accounting policy:

The fair value of share-based payment benefits at the grant date is recognized, as personnel expenses, with a corresponding increase in equity, for the period in which employees unconditionally acquire the right to the benefits.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the service conditions and non-market acquisition conditions will be met, such that the amount ultimately recognized as an expense is based on the number of shares that actually meet the service conditions and non-market acquisition conditions on the date the payment rights are acquired (vesting date). For share-based payment benefits with a non-vesting condition, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no modification for differences between expected and actual benefits.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities during the period in which employees unconditionally acquire the right to payment. Liabilities are remeasured at each balance sheet date and settlement date, based on the fair value of share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss as personnel expenses.

The Company and its subsidiaries have Share-Based Compensation Plans that are payable in shares and cash. As of December 31, 2023, the Group has the following share-based payment arrangements:

Plans before 2022

(i)	Share grant plans (settled in share), without lock-up, with delivery of shares at the end of the 5-year grace period, conditioned only on the maintenance of the employment relationship (service condition).

(ii)	Share grant plans (settled in share), without lock-up, with delivery of shares throughout or at the end of the grace period of 3 to 5 years, subject to i) part of the options on maintaining the employment relationship (service condition) and ii) starting from the achievement of each of the metrics that make up the performance goals (performance conditions).

(iii)	Share-based remuneration plan (cash-settled) where beneficiaries are allocated a certain number of units referenced to a theoretical share price calculated based on the Cosan Group's EBITDA each year. The units will be paid in cash, upon compliance with the contractual conditions of a 3 to 5 year vesting period. Payments take place at the end of each cycle (3 to 5 years after the grant date), based on the converted reference value of the share at that time.
157

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Grants made in 2023

  Share grant program (liquidated in shares)

In the year ended of December 31, 2023, the following Grant Program was established:

Program	Conditions for vesting
Cosan Partners 2023.

Grants January 30, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 60% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 40% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 0% and 110% (to calculate the fair value, reaching 100% was considered). Stocks stay in lock-up for a year.

Grant March 28, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 49% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 51% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 0% and 110%. (to calculate the fair value was considered the achievement of 100%). Shares are in lock-up for one year.

The total value of shares granted in the two plans is 12,472,325.

Cosan Invest.

Grant July 31, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 41% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 59% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 50% and 150%.

158

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Program	Conditions for vesting
Investe Cosan III - Partners

Grant December 01, 2023.

The incentive program in the matching model is conditioned on service time (service condition) and the investment made by the beneficiary with own resources, which must be maintained in shares during the grace period. Of the total actions of the program 50% are related to service time of 3 years and the rest, equivalent to 50% of the program, related to service time of 5 years.

Rumo Invest.

Grant September 1, 2023.

Option programs, without lock-up, with delivery of the shares at the end of the three-year grace period, conditioned on i) part of the options to the maintenance of the employment relationship (service condition) and ii) part to the achievement of each of the metrics that make up the performance goals, and the number of performance options granted may vary between 0% and 200% depending on performance.

SOP Moove.

Grant July 1, 2023.

The incentive program is conditioned on length of service (service condition) and linked to the occurrence of a liquidity event defined in the program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum period for exercising the Options will be 6 (six) years from the date of grant. The exercise price of the options covered by this Program is R$50.05 for Model A options, R$106.28 for Model B options and R$135.05 for Models C and D options (“Exercise Price”) and must be paid in cash, simultaneously with the formalization of the subscription or purchase. To measure fair value, the binomial model is used with premises such as price of the base asset, distribution of dividends (0% dividend yield), exercise price according to each Model within the program, expected average exit rate, risk-free rate, volatility and effect of lock-up linked to the exercise of options.

159

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (months)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
7/31/2018	Cosan S.A.	60	842,408	(842,408)	—	9.65
7/31/2019	Cosan S.A.	60	229,020	(41,714)	187,306	13.44
7/31/2020	Cosan S.A.	60	68,972	(6,704)	62,268	20.93
7/31/2021 - Invest I	Cosan S.A.	36	424,839	(25,722)	399,117	24.38
9/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(1,981,231)	3,302,044	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	—	806,752	23.20
7/31/2022 - Invest I	Cosan S.A.	36	846,506	(11,208)	835,298	18.74
11/22/2022 - Invests Partners	Cosan S.A.	60	377,173	—	377,173	17.14
1/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	—	12,472,325	15.26
7/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	—	1,047,845	17.53
12/01/2023 - Invest Cosan III - Associates	Cosan S.A.	60	546,734	—	546,734	17.68
			22,945,849	(2,908,987)	20,036,862

7/31/2019	Comgás	48	83,683	(83,683)	—	79.00

7/01/2023 - Program SOP A	Moove	72	699,276	—	699,276	142.62
7/01/2023 - Program SOP B	Moove	72	279,710	—	279,710	88.32
7/01/2023 - Program SOP C	Moove	72	223,768	—	223,768	76.54
7/01/2023 - Program SOP D	Moove	72	139,855	—	139,855	71.45
			1,342,609	—	1,342,609

8/1/2018	Rumo S.A.	60	1,149,544	(1,149,544)	—	13.94
8/15/2019	Rumo S.A.	60	843,152	(267,977)	575,175	22.17
11/11/2020	Rumo S.A.	60	776,142	(249,747)	526,395	20.01
5/5/2021	Rumo S.A.	60	1,481,000	(977,523)	503,477	20.84
9/15/2021	Rumo S.A.	36	1,560,393	(191,959)	1,368,434	18.19
9/1/2022	Rumo S.A.	36	1,781,640	(53,959)	1,727,681	20.36
9/1/2022	Rumo S.A.	-	146,909	(146,909)	—	20.36
9/1/2023	Rumo S.A.	36	1,724,867	—	1,724,867	21.86
			9,463,647	(3,037,618)	6,426,029

160

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(26,285)	106,385	50.79
07/31/2020 - Invest II	Moove	60	106,952	(17,695)	89,257	61.89
07/31/2021 - Invest III	Moove	36	80,729	(13,628)	67,101	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(3,779)	74,188	135.05
07/31/2023 - Invest V	Moove	36	82,204	(233)	81,971	150.98
8/1/2021	Compass Gás e Energia	24	29,492	(29,492)	—	25.46
8/1/2021	Compass Comercialização	36	35,075	(6,001)	29,074	25.46
8/1/2021	Compass Gás e Energia	36	170,647	—	170,647	25.46
8/1/2021	Compass Gás e Energia	36	37,572	—	37,572	25.46
11/1/2021	Compass Gás e Energia	32	192,405	—	192,405	25.46
11/1/2021	Compass Gás e Energia	32	1,646,411	(17,873)	1,628,538	25.46
2/1/2022	Compass Gás e Energia	29	90,087	—	90,087	25.59
8/1/2022	Compass Gás e Energia	36	837,439	—	837,439	25.59
8/1/2022	Compass	36	30,651	(6,460)	24,191	25.59
8/1/2022	TRSP	36	31,675	—	31,675	25.59
8/1/2023	Compass Gás e Energia	36	242,802	—	242,802	34.12
8/1/2023	Compass	36	25,716	—	25,716	34.12
8/1/2023	TRSP	36	22,950	—	22,950	34.12
			3,873,444	(121,446)	3,751,998
Total			37,709,232	(6,151,734)	31,557,498

161

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)        Reconciliation of outstanding share options

The change in outstanding share options is as follows:

	Parent company	Consolidated
On January 1, 2022	7,801,240	15,592,511
Granted	1,223,679	5,156,829
Exercised/cancels/other	(1,597,962)	(2,872,832)
On December 31, 2022	7,426,957	17,876,508
Granted	14,066,904	16,868,466
Exercised/cancels/other	(1,456,999)	(3,187,476)
On December 31, 2023	20,036,862	31,557,498

b)       Fair value measurement

The weighted average fair value of the programs granted during December 31, 2023 and 2022 and the main assumptions used in applying the Black-Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A	12/31/2023	16.82	N/A	N/A
	12/31/2022	17.14	6.82%	36.50%

Compass	12/31/2023	42.21	N/A	N/A
	12/31/2022	29.20	N/A	N/A

Comgás	12/31/2023	-	N/A	N/A
	12/31/2022	79.00	N/A	N/A

TRSP	12/31/2023	42.21	N/A	N/A
	12/31/2022	29.20	N/A	N/A

Rumo (i)	12/31/2023	21.87	10.41%	25.84%
	12/31/2022	20.56	11.53%	27.70%

Moove (ii)	12/31/2022	105.98	4.05%	42.85%

(i)	Volatility was determined based on the historical volatility of the share price in the last thirty days prior to the grant date.
(ii)	Volatility was determined based on the historical volatility of the parent company's share price, since Moove is not yet publicly traded, taking as a measure the period proportional to the term of the plan.

c)        Expenses recognized in profit or loss

Share-based compensation expenses included in the income statement for the periods ended December 31, 2023, and 2022 were R$207,713 and R$99,098, respectively.

162

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

25.  SUBSEQUENT EVENTS

ISSUANCE OF SENIOR NOTES 2031

On January 26, 2024, the Company issued a senior Notes offering for a total volume of US$600,000 equivalent to R$2,947,500, through its wholly owned subsidiary Cosan Luxembourg S.A ("Cosan Luxembourg").  The issuance of senior Notes occurred with an annual interest rate of US$ + 7.25%, maturing in June 2031 and semi-annual interest payments.

On February 16, 2024, the Company committed the remaining funds from Senior Notes 2031, through the issuance of debt modality Resolution 4131 ("4131") by Cosan S.A. On February 16, 2024, the Company committed the remaining funds from Senior Notes 2031, through the issuance of debt modality Resolution 4131 ("4131") by Cosan S.A.

DISTRIBUTION OF DIVIDENDS FROM VALE

The Board of Directors of Vale approved on February 22, 2024 the remuneration of shareholders in the amount of R$11,721,894. The declared amount corresponds in full to dividends in the total amount of R$ 2.738548374 per share. The payment occurred on March 19, 2024 and the amount received by the subsidiary Cosan Oito was R$577,469.

TENTH EMISSION OF COMGÁS DEBENTURES

On February 29, 2024, the Board of Directors of the indirect subsidiary Comgás approved the public offer of the 10th issue of simple debentures, under a firm guarantee of placement, not convertible into shares, of the chirographer species, in a single series. The issue will be in the total amount of R$ 1,500,000, with incidence of half-yearly interest at a rate equal to DI plus a spread of 0.80% per year and with maturity of the principal on March 15, 2029, with amortization on the due date. The net proceeds obtained from the Issuance will be allocated to the ordinary management of the business of the indirect subsidiary Comgás.

RENEWAL OF THE SUDAM TAX BENEFIT

On December 20, 2023, Rumo Malha Norte S.A. presented the incorporation report number 143/2023 to the Federal Revenue of Brazil – RFB, issued by SUDAM on December 6, 2023, attesting to compliance with the legal conditions and requirements required to renew the tax benefit for another 10 years. In view of the above, the RFB, through the use of its powers, decided on March 13, 2024, through executive declaratory act number 024213308, to recognize the right to a 75% reduction in income tax and additional amounts referred to in art. 1 of Provisional Measure No. 2,199-14, of August 24, 2001, calculated based on the exploration profit, of the legal entity Rumo Malha Norte.

THIRD ISSUE OF COMPASS DEBENTURES

On March 15, 2024, the subsidiary Compass Gás e Energia S.A. disbursed its 3rd issue of simple and non-convertible debentures, in the amount of R$ 1,500,000 with remuneration of CDI + 1.08% per year, semi-annual interest and principal with maturity on March 15, 2029. The funds obtained with the issue will be intended for general purposes and strengthening working capital.

COMPASS GAS AND ENERGY DIVIDEND RESOLUTION

On March 27, 2024, the Board of Directors of the indirect subsidiary Compass Gas and Energy approved the distribution of dividends in the amount of R$1,500,000. The payment occurred on April 12, 2024 and the amount received by the subsidiary Cosan Dez was R$1,320,000.

163

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

COMPASS AND TRSP TRADE NOTES

On March 20, 2024, Compass and its subsidiary TRSP signed the 1st Issuance of Commercial Notes in the amount of R$ 200,000, with its maturity in March 2026 and its remuneration at 100% CDI + 1,7% per year. The contract was concluded through the depositary Laqus Depositary of Securities S.A. following the market conditions for the respective transaction.

COMPASS MARKETING LOAN

On March 21, 2024. Compass and its subsidiary Compass commercialized a loan agreement "Uncommitted Term Loan Facility Agreement - Loan Agreement" with the bank BNP Paribas S.A., for funding in accordance with the terms of Law Nº 4.131. On March 22, 2024, the Company completed the fundraising in the amount of EUR 78 million with maturity in March 2025 and interest rate of 4.879% per year.

ISSUANCE OF DEBENTURES RUMO MALHA PAULISTA S.A.

On March 25, 2024, Rumo Malha Paulista raised R$ 1,200,000 with the 5th issuance of simple debentures, not convertible into shares, of the chirographer species, divided into two series, the first having an amount of R$ 532,243, with IPCA + 5 fee,7970% per year, 10-year term, semi-annual interest payments and Bullet amortization, while the second is R$ 667,757 with IPCA + 5.9284% per year, 15-year term, semi-annual interest payments and amortizations in the last three years.

PORT TERMINAL PROJECT - SEEDS

On March 25, 2024, the Companies Rumo S.A. and EMBRAPORT - Empresa Brasileira de Terminais Portuários S.A., signed a binding agreement for the implementation of a new project (terminal) for grain and fertilizer elevations in the port of Santos. The estimated investment for the construction of the Terminal is R$ 2,5 billion and will be financed with loans, in addition to the possibility of potential strategic partnerships throughout the course of implementation of the Project. The start of construction is conditional on compliance with previous conditions for this type of operation, including licensing and legal and regulatory approvals. After the fulfillment of all the previous conditions, the period of 30 months for construction is estimated.

UNWIND DEBTS - VALE S.A OPERATION

During the initial months of 2024, as shown in Note 1.1(b), the Company made advancements on debts related to the Vale operation. By April 2024, 100% of the debts, as well as the collar financing derivatives linked to the operation, were fully settled.

164

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

26.  NEW ACCOUNTING STANDARDS

26.1 RECENT ACCOUNTING STANDARDS ADOPTED BY THE COMPANY

Applicable standard	Main requirements	Impact
Amendments to IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification Effective as of January 1, 2023

IAS 8/CPC 23 introduces the new definition of accounting estimate "Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty" and clarifies how entities should distinguish changes in accounting estimates from changes in accounting policies. The impacted paragraphs are items 5, 32, 34, 38 and 48 and the title of item 32. A distinction is made between accounting estimates (which are applied prospectively) and accounting policies (which are applied retrospectively).

These changes had no impact on the Cosan Group’s individual and consolidated financial statements because the Company’s accounting estimates already met the new definition.
Amendments to IAS 1/ CPC 26 - Presentation of Financial Statements Effective as of January 1, 2023.

IAS 1/CPC 26 introduces guidance for deciding which accounting policies to disclose in your financial statements. The paragraphs impacted to support the identification of material accounting policy are items 114, 117, 122, 117A, 117E, 139V and exclusion of items 118, 119 and 121.

These changes had no impact on the individual and consolidated financial statements of the Cosan Group because the policies disclosed by the Company already met the new definition of material policies.

Amendments to IAS 12/CPC 32 -Taxes on Profit Effective as of January 1, 2023.

Change of scope of initial recognition exemption and clarifies how entities should account for deferred tax in certain transactions such as: leases and liabilities for disassembly and removal. The impacted paragraphs are: Alteration of items (i) and (ii) of letter b of item 15, letters b and c of item 22 and b of item 24; includes item (iii) of letter b of item 15, item 22A, letter c of item 24, items 98K and 98L and example 8 of Appendix B

These changes had no impact on the individual and consolidated financial statements of the Cosan Group as it is not applicable to the Company.

165

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Applicable standard	Main requirements	Impact
Amendments to Standard IFRS 17/CPC 50 - Insurance Contracts

The amendment adds a new transition option to IFRS 17 (the ‘classification overlay’) to alleviate operational complexities and one-time accounting mismatches in comparative information between insurance contract liabilities and related financial assets on the initial application of IFRS 17. It allows presentation of comparative information about financial assets to be presented in a manner that is more consistent with IFRS 9 Financial Instruments.

These amendments had no impact on the individual and consolidated financial statements of Grupo Cosan as it is not applicable to the Company.
Amendment CPC 32 - item 4A referring to the new tax rule Pillar Two In force as of 2023

Given that in 2023 many countries enacted tax regulation aimed at implementing the rules of global models against erosion of the tax base at the global level (Globe model Rules) members of the project called "Pillar Two" and coordinated by the Organization for Economic Cooperation and Development (OECD), this legislation caused uncertainties in the calculation of deferred tax assets and liabilities in the context of CPC 32 ("Taxes on Profit").

In view of this scenario, the IASB and the AASB proposed changes in IAS 12, which were implemented in Brazil through the publication of CVM Resolution 197, on 12/28/2023, introducing changes in the corresponding Brazilian standard (CPC 32). These changes introduced a mandatory temporary exemption with respect to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes (item 4A of CPC 32).

CVM Resolution 197/2023 also introduced in CPC 32 obligations to disclose information about the entity’s exposure to Pillar Two taxes, without presenting specific requirements regarding the level of detail and allowing the fulfillment of this obligation with the disclosure of information on the progress of the entity in assessing its exposure.

The Company applied this temporary exemption for the financial statements ending December 31, 2023.

Additionally, we assess what is in the scope of tax regulations that have been enacted or substantially enacted in some of the countries in which certain entities consolidated by the group operate. In spite of the fact that the implementation of these regulations is still very recent and that no country applied a concrete minimum global tax requirement in 2023, the Company, considering the points above, carried out a preliminary assessment, supported by expert advice, and concluded that there are no expected significant impacts in relation to the jurisdictions where it operates. However, the Company will continue with the studies and further evaluation of the application of the new rules, for disclosure of any exposure, if any, in the financial statements of the coming quarters.

166

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

26.2 NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE

The following new standards, interpretations and amendments were issued by CPC and by IASB but are not effective for annual periods started after January 1, 2023. Early adoption is not allowed.

Additionally, based on an initial review, the Company currently believes that the adoption of these following standards/amendments will not significantly affect the consolidated result or financial position of the Company.

Applicable standard	Key requirements or changes in accounting policy
Amendments to IFRS 16/ CPC 06 (R2) - Leases Effective as of January 1, 2024.

Inclusion of requirements on variable payments for a sale-leaseback that aims to provide guidance on how to account for variable payments to the seller-lessee in a Sales and leaseback transaction.

These changes did not have a significant impact on the individual and consolidated financial statements of the Cosan Group, as it is not applicable to the Company.

Changes to IAS 1/CPC 26 (R1) - Presentation of Financial Statements Effective as of January 1, 2024.

The change in the standard provides further clarification for classification of debt between circulating and non-circulating aimed at the right of an entity to defer settlement should exist on the base date, exclusion of the application for the right to be unconditional and included the application to have substance.

It also carried out further clarification for liabilities with covenants that guides only the covenants that must comply to the base date affect the classification of a liability as circulating or non-circulating. For covenants after the base date do not affect the classification of liabilities.

For December 2023, the Company did not implement it in advance, however, no significant impacts are expected, since the classification between short and long term is already carried out within the new definitions. As for covenants, the Company constantly monitors and will make any required disclosures, if applicable.

Amendments to CPC 03/IAS 7 and CPC 40/IFRS 7) - Supplier financing agreements ("Risk Taken") Effective as of January 1, 2024.

The changes introduce two new disclosure objectives - one in IAS 7 and one in IFRS 7 - for the company to provide information on its supplier financing arrangements that would allow the reader of the statements to assess the effects of those arrangements on liabilities and cash flows of the company.

It will also be necessary to disclose the type and effect of non-monetary changes in the book values of financial liabilities that are part of a supplier financing agreement.

For December 2023, the Company did not implement it in advance, however, we do not expect significant changes.

167

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Applicable standard	Key requirements or changes in accounting policy
Changes to IAS 21/ CPC 02 - Effects of Changes in Exchange Rates and Conversion of Financial Statements Effective as of January 1, 2025.

The changes bring greater clarification about an entity being able to perform activities abroad in two ways: (i) carrying out transactions in foreign currency or (ii) owning entities abroad. The purpose of the standard is to determine how to include transactions in foreign currency and how to convert the financial statements of this entity into another currency.

For December 2023, the Company did not implement it in advance, but is evaluating all the impacts for adoption of the standard.

New Accounting Standard - IFRS 18 - Presentation and Disclosure in Financial Statements Effective from January 1, 2027.

This new standard aims to provide investors with a deeper understanding of companies' financial performance by offering consistent benchmarks for their analyses, enabling better investment decisions.

Given that the standard was only published in April 2024, there are no impacts for December 2023. Therefore, the Company has not yet assessed the impacts, but this will be done for future fiscal years, considering that the standard takes effect in 2027.

168

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer

169